Exhibit 2.1

EXECUTION VERSION

AGREEMENT

AND

PLAN OF MERGER

By and among

BERKSHIRE HATHAWAY ENERGY COMPANY,

O.E. MERGER SUB INC.,

O.E. MERGER SUB II, LLC,

O.E. MERGER SUB III, LLC,

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC,

and

ENERGY FUTURE HOLDINGS CORP.

Dated as of July 7, 2017

Exhibits

Exhibit A	Plan of Reorganization
Exhibit B	Offer
Exhibit C	Oncor Letter Agreement
Exhibit D	Preferred Stock Terms
Exhibit E	Surviving Company Articles of Incorporation
Exhibit F	Surviving Company Bylaws
Exhibit G	Key Regulatory Terms
Exhibit H	Private Letter Ruling and Tax Opinions

TABLE OF DEFINED TERMS

(with page reference)

Acceptable Confidentiality Agreement	53
Accessible Account Deposit	7
Acquisition Proposal	53
Action	21
Affiliate	12
Agreement	1
Applicable Date	18
Applications	56
Approval Order	79
Assumed Pension Plan	23
Assumed Plan	22
Bankruptcy and Equity Exception	35
Bankruptcy Code	1
Bankruptcy Court	1
Benefit Plans	22
Burdensome Condition(s)	59
Business Day	6
Cash Deposit Amount	7
CBA	31
Certificates of Merger	6
Chapter 11 Cases	1
Closing	6
Closing Date	6
Closing Date Transactions	6
Code	2
Company	1
Company Acquisition Agreement	52
Company Approvals	17
Company Board	16
Company Disclosure Letter	12
Company Material Adverse Effect	12
Company Material Contract	34
Company Notice	52
Company Reports	18
Confidentiality Agreements	94

Contract	17
Contributed Plan	22
control	12
Costs	65
D&O Insurance	66
Debt Financing	76
Debtors	1
Designated Officer	25
DGCL	4
DIP Facility	5
Discharged Plan	22
Disclosure Statement	60
Disclosure Statement Order	67
DiscOp OPEB Liabilities	63
DLLCA	4
Drag-Along Rights	4
Early Financing Date	78
EFCH	12
Effective Time	6
EFH Common Stock	14
EFH Confirmation Order	79
EFH Consideration	7
EFH Contribution	2
EFH Corporate Services	2
EFH Merger	4
EFH Merger Sub	1
EFH Retirement Plan	23
EFH Stakeholders	4
EFH Surviving Company	5
EFIH	1
EFIH LLC Agreement	9
EFIH Merger	4
EFIH Merger Sub	1
EFIH Stakeholders	4
EFIH Surviving Company	5

Employees	22
Enforcement Action	73
Environment	27
Environmental Claim	27
Environmental Law	27
Environmental Permits	26
Equity Financing	76
ERCOT	13
ERCOT Protocols	34
ERISA	22
ERISA Affiliate	23
ERISA Event	23
ERISA Plan	23
E-Side Debtors	1
Exchange Act	18
FCC	14
FCC Approval	17
FCC/FERC Applications	56
Federal Power Act	16
FERC	14
FERC Approval	16
Financing	76
GAAP	14
Governmental Entity	17
Hazardous Substance	27
HSR Act	16
HSR Filing	56
Indemnified Parties	65
Initial IRS Submissions	69
Initial Ruling Request	69
Initial Termination Date	86
Insurance Policies	33
Intellectual Property	32
Intended Tax-Free Treatment	69
Investor Rights Agreement	4
IRS	7
IRS Submissions	69
IT Assets	33

Key Regulatory Terms	56
Knowledge	22
Laws	25
Licenses	25
Lien	15
Management Minority Interest Acquisition	4
Merger Subs	1
Mergers	4
Minority Interest Acquisition	4
Money Laundering Laws	36
Multiemployer Plan	23
NERC	33
New DiscOp OPEB Plan	63
New Holdco	2
Non-Oncor Employee	64
Offer	3
Oncor	4
Oncor Agreements	35
Oncor Employee	64
Oncor Entities	12
Oncor Holdings	12
Oncor Holdings LLC Agreement	35
Oncor Holdings Merger	4
Oncor Holdings Merger Sub	1
Oncor Holdings Surviving Company	6
Oncor Holdings Surviving Company LLC Agreement	9
Oncor Letter Agreement	4
Oncor LLC Agreement	35
Oncor LLC Agreements	35
Oncor Management	3
Parent	1
Parent Approvals	38
Parent Material Adverse Effect	41
Parent Preferred Stock	8
Parent Reports	39
Pension Plan	23
Person	6

Plan of Reorganization	1
Prior PUCT Order	35
Prior Supplemental Ruling Request	69
Private Letter Ruling	69
PUCT	14
PUCT Approval	17
PUCT Filing	56
PUHCA	43
Release	27
Remedial Action	27
Reorganized TCEH	2
Reorganized TCEH Contributions	2
Reorganized TCEH Conversion	3
Reorganized TCEH Spin-Off	2
Representatives	50
Restructuring Documents	67
Retained Subsidiaries	3
RTOs	13
Sarbanes-Oxley Act	18
SEC	18
Securities Act	18
Separation Agreement	71
Spin-Off Entities	2
Split Participant Agreement	84
Split Participant Service	64
Stakeholders	4
Subsidiary	12
Successful Outcome	74
Superior Proposal	54
Supplemental IRS Submissions	69

Supplemental Ruling Request	69
Supplemental Rulings	69
Surviving Companies	6
Tax	31
Tax Matters Agreement	84
Tax Return	31
Taxes	31
TBOC	4
TCEH	1
TCEH Contribution	2
TCEH Effective Date	2
TCEH Finance	2
TCEH Plan	1
TCEH Preferred Stock Entity	2
TCEH Preferred Stock Sale	2
Termination Date	86
Termination Fee	91
TRA	2
TRA Rights	2
Transition Services Agreement	71
TRE	13
TTI	3
TTI Minority Interest	4
TTI Minority Interest Acquisition	4
Value Condition	8
Vermont Insurance Approval	17
Vistra Energy	2
Vistra Entities	36
WARN Act	31
wholly owned Subsidiary	15

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (as hereinafter amended, modified or changed from time to time in accordance with the terms hereof, this “Agreement”), dated as of July 7, 2017, is by and among Energy Future Holdings Corp., a Texas corporation (the “Company”), Energy Future Intermediate Holding Company LLC, a Delaware limited liability company (“EFIH”), Berkshire Hathaway Energy Company, an Iowa corporation (“Parent”), O.E. Merger Sub Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“EFH Merger Sub”), O.E. Merger Sub II, LLC, a Delaware limited liability company and direct wholly owned subsidiary of EFH Merger Sub (“EFIH Merger Sub”), and O.E. Merger Sub III, LLC, a Delaware limited liability company and direct wholly owned subsidiary of EFIH Merger Sub (“Oncor Holdings Merger Sub” and together with EFH Merger Sub and EFIH Merger Sub, the “Merger Subs”).

RECITALS

WHEREAS, on April 29, 2014, the Company and certain entities in which it, directly or indirectly, holds an equity interest, including TCEH and EFCH (each as defined below) and their respective Subsidiaries (as defined below) (collectively, the “Debtors”) commenced voluntary cases under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. (as amended, the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), which cases are currently pending before the Honorable Christopher S. Sontchi and jointly administered for procedural purposes only under Case No. 14-10979, and any proceedings relating thereto (collectively, the “Chapter 11 Cases”);

WHEREAS, the EFH Debtors and EFIH Debtors (as such terms are defined in the Plan of Reorganization) (collectively, the “E-Side Debtors”) continue to operate their respective businesses as debtors-in-possession under Sections 1107(a) and 1108 of the Bankruptcy Code;

WHEREAS, prior to the date hereof, the E-Side Debtors, on the one hand, and the TCEH Debtors (as such term is defined in the Plan of Reorganization) and certain other Debtors, on the other, separated from common ownership under the Company;

WHEREAS, subject to approval of this Agreement by the Bankruptcy Court, the Company, EFIH, Parent and the Merger Subs have determined to engage in a strategic business combination as more fully set forth below;

WHEREAS, the E-Side Debtors will file a Chapter 11 plan of reorganization, as attached hereto as Exhibit A (as such plan may be further amended, modified or changed from time to time in accordance with the terms and conditions thereof and this Agreement, the “Plan of Reorganization”);

WHEREAS, under the plan of reorganization approved by the Bankruptcy Court on August 29, 2016 [D.I. 9421] (the “TCEH Plan”), on October 3, 2016, Texas Competitive Electric Holdings Company LLC, a Delaware limited liability company and then a wholly owned, indirect subsidiary of the Company (“TCEH”), and the other TCEH Debtors, together with certain other direct and indirect Subsidiaries of the Company identified in the TCEH Plan, were restructured in a transaction intended to qualify as a reorganization under Sections 368(a)(1)(G) and 355 of the Internal Revenue Code of 1986, as amended (the “Code”) through a taxable transfer of certain assets to a separate subsidiary of Reorganized TCEH (the “TCEH Preferred Stock Entity”) in the TCEH Preferred Stock Sale (as defined below) (the steps in this clause, collectively, the “Reorganized TCEH Spin-Off”);

WHEREAS, in connection with the Reorganized TCEH Spin-Off, TCEH formed a new wholly-owned subsidiary, then-named TEX Energy LLC (n/k/a Vistra Energy Corp.) (“Reorganized TCEH” or “Vistra Energy”), that (a) was treated as disregarded from the Company for U.S. federal income tax purposes until the date on which the Reorganized TCEH Spin-Off was consummated (the “TCEH Effective Date”) and (b) was the “controlled corporation” in connection with the Reorganized TCEH Spin-Off. New Holdco (as defined below) was treated as disregarded from the Company for U.S. federal income tax purposes until the TCEH Effective Date, on which date certain assets of TCEH and the Company were transferred to New Holdco in connection with the TCEH Preferred Stock Sale;

WHEREAS, on the TCEH Effective Date, all claims against the TCEH Debtors, except for liabilities assumed by Reorganized TCEH or a subsidiary thereof pursuant to the TCEH Plan, were cancelled in connection with the Reorganized TCEH Spin-Off;

WHEREAS, (a) TCEH transferred all of TCEH’s interests in its Subsidiaries (excluding the stock of TCEH Finance, Inc., a Delaware corporation (“TCEH Finance”)) to Reorganized TCEH (the “TCEH Contribution”); and (b) the EFH Debtors transferred to Reorganized TCEH the equity interests in then-named EFH Corporate Services Company (“EFH Corporate Services”), then-named EFH Properties Company and the other Subsidiaries of EFH specified in the TCEH Plan and the Separation Agreement, and also contributed certain other assets and liabilities related to the TCEH Debtors’ operations, all as provided in the TCEH Plan and the Separation Agreement (such entities, together with TCEH and Reorganized TCEH and their respective Subsidiaries, the “Spin-Off Entities”, and such contributions by the EFH Debtors, collectively, the “EFH Contribution”, and the EFH Contribution, together with the TCEH Contribution, the “Reorganized TCEH Contributions”). In exchange for the Reorganized TCEH Contributions, TCEH received (a) all of the equity interests of Reorganized TCEH, (b) the net cash proceeds of the new Reorganized TCEH debt issued for cash, (c) the right to receive payments under a tax receivables agreement, if any (such agreement, the “TRA”, and such rights, the “TRA Rights”), and (d) the right to receive the net cash proceeds of the TCEH Preferred Stock Sale;

WHEREAS, immediately following the Reorganized TCEH Contribution but before the Reorganized TCEH Conversion (defined below), (a) Reorganized TCEH contributed the equity in certain of its subsidiaries (including one or more entities contributed to Reorganized TCEH in the EFH Contribution) to an entity formed before the TCEH Effective Date that elected to be treated as a corporation immediately following the TCEH Contribution but before the Reorganized TCEH Conversion (“New Holdco”) in exchange for all of the equity interests of New Holdco, including any common stock and preferred stock issued by New Holdco; and (b) immediately thereafter, and pursuant to a prearranged and binding agreement, Reorganized TCEH sold all of the preferred stock of New Holdco authorized to be issued by New Holdco to third party investors in exchange for cash, and Reorganized TCEH thereafter distributed the cash consideration attributable thereto to TCEH (the “TCEH Preferred Stock Sale”);

WHEREAS, immediately after the TCEH Preferred Stock Sale, Reorganized TCEH converted to a Delaware corporation pursuant to applicable Law (as defined below) (the “Reorganized TCEH Conversion”);

WHEREAS, immediately following the Reorganized TCEH Conversion and as a condition to the effectiveness of the TCEH Plan with respect to the Spin-Off Entities, TCEH distributed or caused to be distributed in the Reorganized TCEH Spin-Off (a) all of the outstanding equity interests in Reorganized TCEH, (b) the new Reorganized TCEH debt, (c) cash proceeds of the TCEH Preferred Stock Sale, and (d) the TRA Rights;

WHEREAS, Vistra Energy is currently the ultimate parent holding company of the Spin-Off Entities;

WHEREAS, pursuant to the TCEH Plan and as part of the EFH Contribution, the employees of EFH Corporate Services became the employees of Reorganized TCEH or one or more of its Subsidiaries;

WHEREAS, pursuant to the TCEH Plan, at the Effective Time (as defined below) the Company and the reorganized Company, as the case may be, and their Subsidiaries will not have, as applicable, any employees other than the employees of the Oncor Entities (as defined below);

WHEREAS, on or before the Closing Date, each of EFCH, TCEH, TCEH Finance, Inc., TXU Europe Limited and its Subsidiaries and each other Subsidiary of the Company (excluding only (a) EFIH and the Oncor Entities (as defined below), and (b)(i) LSGT Gas Company LLC, (ii) EECI, Inc., (iii) EEC Holdings, Inc., (iv) LSGT SACROC, Inc., (v) EFH Vermont Insurance Company and (vi) any other entities mutually agreed upon by Parent and the Company (the entities listed in clauses (b)(i) – (vi) collectively, the “Retained Subsidiaries”)) not already disposed of, wound down, or liquidated in accordance with applicable law shall be deemed dissolved without any further court or corporate action, including the filing of any documents with the Secretary of State for any state in which any such subsidiary is incorporated or any other jurisdiction;

WHEREAS, the respective boards of directors (or similar governing bodies) of each of the Company, EFIH, Parent and the Merger Subs have, by resolutions duly adopted, declared that the transactions contemplated by this Agreement, including the Mergers (as defined below), are advisable, and approved and adopted this Agreement;

WHEREAS, Parent, in its capacity as the sole stockholder of EFH Merger Sub, EFH Merger Sub in its capacity as the sole member-manager of EFIH Merger Sub and EFIH Merger Sub in its capacity as the sole member-member of Oncor Holdings Merger Sub, have each approved and adopted this Agreement and the transactions contemplated by this Agreement;

WHEREAS, contemporaneous with the execution and delivery of this Agreement, Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub delivered to the Company and Oncor Holdings (as defined below) an offer, in the form attached hereto as Exhibit B, to purchase all outstanding LLC Units (as defined in the Investor Rights Agreement) in Oncor held indirectly by the Company and held by each of Texas Transmission Investment LLC, a Delaware limited liability company (“TTI”), and Oncor Management Investment LLC, a Delaware limited liability company (“Oncor Management”) (the “Offer”);

WHEREAS, on or prior to the Closing Date, Parent, Oncor Holdings Merger Sub or another Affiliate of Parent may acquire all or a portion of the equity interests (the “Minority Interest”) in Oncor Electric Delivery Company LLC (“Oncor”), a Delaware limited liability company held by TTI and/or Oncor Management, either (a) with respect to TTI (or its successors or transferees), pursuant to the drag-along rights (the “Drag-Along Rights”) set forth in Section 3.3 of the Investor Rights Agreement, dated as of November 5, 2008 (the “Investor Rights Agreement”), among Oncor and certain of its direct and indirect equityholders, including the Company and TTI, or (b) in privately negotiated transactions with TTI and/or Oncor Management (the acquisition under clause (a) or (b) from TTI, the “TTI Minority Interest Acquisition” and the acquisition from Oncor Management, the “Management Minority Interest Acquisition” and together the “Minority Interest Acquisition”);

WHEREAS, unless Parent, Oncor Holdings Merger Sub or another Affiliate of Parent has otherwise acquired, or entered into definitive agreements with TTI that provide for the TTI Minority Interest Acquisition prior to or on the Closing Date (as defined below), subject to the terms and conditions set forth herein, Parent may request that the Company exercise, or cause to be exercised, the Drag-Along Rights set forth in Section 3.3 of the Investor Rights Agreement in accordance with the terms and subject to the conditions set forth herein and therein;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, the Plan of Reorganization, the applicable provisions of Chapter 10 of the Texas Business Organizations Code (the “TBOC”), the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “DLLCA”), as applicable, on the Closing Date at the Effective Time, (i) EFH Merger Sub shall merge with and into the reorganized Company (the “EFH Merger”), with the reorganized Company surviving as a wholly owned subsidiary of Parent, (ii) reorganized EFIH shall merge with and into EFIH Merger Sub (the “EFIH Merger”), with EFIH Merger Sub surviving as an indirect subsidiary of Parent and (iii) Oncor Holdings shall merge with and into Oncor Holdings Merger Sub (the “Oncor Holdings Merger” and together with the EFH Merger and the EFIH Merger, the “Mergers”), with Oncor Holdings Merger Sub surviving as an indirect subsidiary of Parent and shall be renamed Oncor Electric Delivery Holdings Company LLC;

WHEREAS, on the Closing Date, following the Mergers, the Cash Deposit Amount (as defined below) shall be placed into a general escrow account within the EFH/EFIH Cash Distribution Account (as defined in the Plan of Reorganization) designated by the Company prior to the Closing to be distributed to the holders of claims and interests in EFIH (the “EFIH Stakeholders”) in accordance with the Plan of Reorganization and certain holders of claims and interests in the Company (the “EFH Stakeholders” and, collectively with the EFIH Stakeholders, the “Stakeholders”), all in accordance with the Plan of Reorganization;

WHEREAS, Parent, Merger Subs, Oncor and Oncor Holdings (each as defined below) are, concurrently with the execution of this Agreement, entering into a letter agreement (the “Oncor Letter Agreement”), in the form of Exhibit C, in favor of and enforceable by, Parent and Merger Subs, pursuant to which Oncor and Oncor Holdings are agreeing to take certain actions in furtherance of the transactions contemplated herein, including the agreement by Oncor Holdings, subject to certain conditions, to engage in the Oncor Holdings Merger on the terms provided in this Agreement;

WHEREAS, the Company, EFIH, Parent and the Merger Subs desire to make certain representations, warranties, covenants and agreements in connection with this Agreement; and

WHEREAS, the transactions contemplated by this Agreement are subject to the approval of this Agreement by the Bankruptcy Court, and will be consummated pursuant to the order confirming the Plan of Reorganization to be entered in the Chapter 11 Cases.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I

Accessible Account Deposit; Mergers; Closing; Effective Time

Section 1.1 DIP Repayment. On the Closing Date, immediately subsequent to the Mergers, Parent shall, or shall cause an Affiliate thereof to, contribute to EFIH sufficient funds to repay all outstanding “obligations” (as defined in the DIP Facility) owed under the EFIH first lien debtor-in-possession financing facility (the “DIP Facility”) and any fees and expenses related to such repayment to the extent required by the terms thereof (collectively, the “DIP Repayment”) (and EFIH shall use such funds solely for such purpose). Parent or an Affiliate thereof may make the DIP Repayment in respect of the DIP Facility on behalf of EFIH directly to the lenders or an agent thereof.

Section 1.2 Mergers.

(a) Upon the terms and subject to the conditions set forth herein, in accordance with the TBOC and the DGCL and pursuant to the Plan of Reorganization, at the Effective Time, the reorganized Company shall, and Parent shall cause EFH Merger Sub to, effectuate the EFH Merger pursuant to which the separate corporate existence of the EFH Merger Sub shall thereupon cease. The reorganized Company shall continue as the surviving company in the EFH Merger (sometimes hereinafter referred to as the “EFH Surviving Company”), and the separate corporate existence of the reorganized Company, with all of its and the EFH Merger Sub’s rights, privileges, immunities, powers and franchises, shall continue unaffected by the EFH Merger, except as set forth in Article II.

(b) Upon the terms and subject to the conditions set forth herein, in accordance with the TBOC and the DLLCA and pursuant to the Plan of Reorganization, at the Effective Time, the reorganized EFIH shall, and Parent and EFH Merger Sub shall cause EFIH Merger Sub to, effectuate the EFIH Merger pursuant to which the separate corporate existence of the reorganized EFIH shall thereupon cease. EFIH Merger Sub shall continue as the surviving company in the EFIH Merger (sometimes hereinafter referred to as the “EFIH Surviving Company”), and the separate corporate existence of EFIH Merger Sub, with all of its and the reorganized EFIH’s rights, privileges, immunities, powers and franchises, shall continue unaffected by the EFIH Merger, except as set forth in Article II.

(c) Upon the terms and subject to the conditions set forth herein and the Investor Rights Agreement, in accordance with the TBOC and the DLLCA and pursuant to the Plan of Reorganization, at the Effective Time, Oncor Holdings shall, and Parent, EFH Merger Sub and EFIH Merger Sub shall cause Oncor Holdings Merger Sub to, effectuate the Oncor Holdings Merger pursuant to which the separate corporate existence of Oncor Holdings shall thereupon cease. Oncor Holdings Merger Sub shall continue as the surviving company in the Oncor Holdings Merger (sometimes hereinafter referred to as the “Oncor Holdings Surviving Company” and together with the EFH Surviving Company and the EFIH Surviving Company, the “Surviving Companies”), and the separate corporate existence of Oncor Holdings Merger Sub, with all of its and Oncor Holdings’s rights, privileges, immunities, powers and franchises, shall continue unaffected by the Oncor Holdings Merger, except as set forth in Article II.

Section 1.3 RESERVED.

Section 1.4 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing (the “Closing”) of the Mergers and the Accessible Account Deposit (as defined below) (collectively, the “Closing Date Transactions”), shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77006, at 9:00 a.m. (Central Time) on (a) the third (3rd) Business Day (as defined below) or (b) such other date and time as mutually agreed in writing between the Company and Parent, in each case, following the day on which the last of the conditions set forth in Article VII is satisfied or waived in accordance with this Agreement (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing). The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”. For purposes of this Agreement, the term “Business Day” shall mean any day ending at 11:59 p.m. (Eastern Time) other than a Saturday or Sunday, or a day on which banks are required or authorized to close in New York, New York and the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity (as defined below) or other entity of any kind or nature. At the Closing, Parent, the Merger Subs, reorganized EFIH and the reorganized Company shall execute and deliver all certificates, instruments and documents required to be executed and/or delivered by such Person and/or any of its Affiliates (as defined below) under this Agreement in order for the conditions to the other party’s obligations to consummate the Closing to be satisfied.

Section 1.5 Effective Time. On the terms and subject to the conditions set forth in this Agreement, on the Closing Date, the reorganized Company and Parent will cause certificates of merger to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided under Section 18-209 of the DLLCA and Section 252 of the DGCL and with the Secretary of State of the State of Texas as provided under Section 10.153 of the TBOC, as applicable (the “Certificates of Merger”), and shall take all such further actions as may be required by applicable Law to make the Mergers effective. Each of the Mergers shall become effective as soon as reasonably practicable on the Closing Date (or at such other time as is mutually agreed to by the parties hereto in writing and specified in each of the Certificates of Merger) (such effective date and time, the “Effective Time”); and shall be immediately followed by the Accessible Account Deposit.

Section 1.6 Effects of the Mergers. The effects of the Mergers shall be as provided in this Agreement, the Plan of Reorganization and in the applicable provisions of the DLLCA, the DGCL, the TBOC and other applicable Law. Without limiting the generality of the foregoing, at the Effective Time, all of the property, rights, privileges, powers and franchises of (i) the reorganized Company and EFH Merger Sub shall vest in the EFH Surviving Company, and all debts, liabilities and duties of the reorganized Company (to the extent not assumed by Reorganized TCEH or discharged under the Plan of Reorganization) and EFH Merger Sub shall become the debts, liabilities and duties of the EFH Surviving Company, (ii) reorganized EFIH and EFIH Merger Sub shall vest in the EFIH Surviving Company, and all debts, liabilities and duties of the reorganized EFIH (to the extent not assumed by Reorganized TCEH or discharged under the Plan of Reorganization) and EFIH Merger Sub shall become the debts, liabilities and duties of the EFIH Surviving Company, and (iii) Oncor Holdings and Oncor Holdings Merger Sub shall vest in the Oncor Holdings Surviving Company, and all debts, liabilities and duties of Oncor Holdings (to the extent not assumed by Reorganized TCEH or discharged under the Plan of Reorganization) and Oncor Holdings Merger Sub shall become the debts, liabilities and duties of the Oncor Holdings Surviving Company.

Section 1.7 Accessible Account Deposit. At the Closing, (a) EFH Merger Sub will deliver the Cash Deposit Amount by wire transfer of immediately available funds to the EFH Plan Administrator Board (as defined in the Plan of Reorganization), (b) subject to Section 1.8, the Company will send any cash held by the Company as of the Closing Date, by wire transfer of immediately available funds, to the EFH/EFIH Cash Distribution Account and (c) EFIH will send any cash held by EFIH as of the Closing Date, by wire transfer of immediately available funds, to the EFH/EFIH Cash Distribution Account (such deposits in clause (a), clause (b) and clause (c) herein, the “Accessible Account Deposit”). The EFH Plan Administrator Board shall distribute the amounts from the Accessible Account Deposit in accordance with the Plan of Reorganization. For the avoidance of doubt, the EFH Plan Administrator Board shall be entitled to create such sub-accounts in the EFH/EFIH Cash Distribution Account as necessary to consummate the transactions contemplated by the Plan of Reorganization “Cash Deposit Amount” shall mean $9,000,000,000 less the DIP Repayment; provided, that the Cash Deposit Amount shall be less any reductions in accordance with Section 1.8. In no event shall the amount deposited by EFH Merger Sub pursuant to Section 1.7(a), plus¸ the DIP Repayment, plus the agreed value of the Parent stock issued pursuant to Section 1.8 exceed $9,000,000,000.

Section 1.8 Tax-Related Adjustments. In the event the Internal Revenue Service (the “IRS”) indicates that it will not provide one or more of the required Supplemental Rulings unless the consideration payable to the EFH Stakeholders (the “EFH Consideration”) in accordance with the Plan of Reorganization and/or the consideration payable to the EFIH Stakeholders in accordance with the Plan of Reorganization (the “EFIH Consideration”) includes some amount of Parent stock (in lieu of an equal amount of cash that otherwise would be part of the EFH

Consideration and/or the EFIH Consideration), then Parent shall issue an amount of Parent Preferred Stock (as defined below) sufficient to obtain the Supplemental Rulings; provided, however, that in the event the IRS indicates that (a) the amount of Parent Preferred Stock necessary to obtain the Supplemental Rulings is in an amount greater than (x) the amount of cash on hand at the Company at the Effective Time, minus (y) the amount payable to the holders of EFH Non-Qualified Benefit Claims (as defined in the Plan of Reorganization), minus (z) an amount equal to the cash that is necessary to satisfy actual and estimated administrative and priority claims of the Company (including, for the avoidance of doubt, all relevant professional fees) or (b) Parent stock, other than Parent Preferred Stock, with terms substantially consistent with those set forth on Exhibit D, or otherwise on terms with respect to interest and maturity that would be customary for an issuer such as Parent in light of market conditions at the time of issuance upon advice of Parent’s financial advisor, is necessary to obtain one or more Supplemental Rulings, then the Company, EFIH (to the extent any such stock is anticipated to be issued to EFIH Stakeholders), Merger Subs and Parent shall cooperate, work and negotiate in good faith to identify an alternative structure or issue such other amount and/or form of stock consideration necessary to obtain the Supplemental Rulings; provided, however, the terms and conditions of such alternative structure, the amount of stock consideration, and/or the terms or conditions of such stock other than Parent Preferred Stock shall be subject to the consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing, for purposes of the final proviso to the preceding sentence, for the avoidance of doubt it shall not be unreasonable for Parent to withhold its consent to a proposal or structure that would require it to issue (a) any common stock, (b) Parent Preferred Stock in an amount that exceeds $225 million or (c) preferred stock with greater voting or veto rights than the rights provided with respect to the Parent Preferred Stock terms that are set forth on Exhibit D. In all cases, the Company, EFIH, and Parent each understand that the issuance of Parent stock (including Parent Preferred Stock) is not intended to increase or decrease the overall amount of consideration received by EFH Stakeholders or EFIH Stakeholders or the total amount of merger consideration payable by Parent (the “Value Condition”). To the extent Parent stock must be issued pursuant to this paragraph, the mechanics implementing this paragraph shall be included in a Plan Supplement document that is reasonably acceptable to the Company, EFIH, Merger Subs and Parent and the parties hereto shall take all steps necessary to effectuate the other transactions contemplated hereby. If Parent is required to issue Parent stock as part of the EFH Consideration and/or EFIH Consideration as provided in this Section 1.8, then prior to Closing, Parent and the Company shall enter into a customary exchange agent agreement with an exchange agent selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed), who shall act as exchange agent, registrar and transfer agent for the purpose of exchanging shares in the Company or EFIH, as applicable, for the Parent stock to be issued hereunder. Parent shall establish customary procedures for the exchange of such shares with the Company’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed). “Parent Preferred Stock” means preferred stock issued by Parent that is on substantially the same terms as is set forth on Exhibit D, or otherwise on terms with respect to interest and maturity that would be customary for an issuer such as Parent in light of market conditions at the time of issuance upon advice of Parent’s financial advisor (as may further be modified as necessary or helpful to obtain the Supplemental Rulings by mutual agreement between the Company and EFIH on the one hand, and Parent, on the other hand). In the event that (a) Parent agrees to modifications to the terms of the Parent Preferred

Stock as set forth on Exhibit D (including, without limitation, the voting or veto rights thereof) or (b) Parent agrees to issue common stock or Parent Preferred Stock in an amount that exceeds $225 million, in each case in order to obtain the Supplemental Rulings, then notwithstanding anything to the contrary stated elsewhere in this Agreement (including in this Section 1.8), the Company and EFIH shall be deemed to have agreed to such changes to the consideration payable hereunder as long as the Value Condition is satisfied.

Section 1.9 Oncor Holdings Merger. Notwithstanding anything to the contrary contained in this Agreement, the Oncor Letter Agreement or any other agreement entered into in connection with the transactions contemplated herein and therein, but without limiting the Company’s and EFIH’s obligations pursuant to Section 6.20, Parent and each Merger Sub acknowledge and agree that the consummation of the Oncor Holdings Merger is not a condition to the Closing and, to the extent the Oncor Holdings Merger is not able to be consummated at the Closing, the conditions, covenants, agreements, representations, warranties and other provisions of this Agreement relating to the execution, consummation and effectiveness of the Oncor Holdings Merger shall be disregarded for all purposes hereunder.

ARTICLE II

Organizational Documents

of the Surviving Companies

Section 2.1 Certificate of Formation; Bylaws.

(a) At the Effective Time, the certificate of formation of the Company shall be amended and restated so that it reads in its entirety as set forth in Exhibit E hereto, and, as so amended, shall be the certificate of formation of the EFH Surviving Company until thereafter amended in accordance with its terms and as provided by applicable Law.

(b) At the Effective Time, the bylaws of the Company shall be amended and restated so that it reads in its entirety as set forth in Exhibit F hereto, and, as so amended, shall be the bylaws of the EFH Surviving Company until thereafter amended in accordance with their terms, the certificate of formation of the EFH Surviving Company and as provided by applicable Law.

Section 2.2 LLC Certificates of Formation.

(a) At the Effective Time, the certificate of formation of EFIH Merger Sub as in effect immediately prior to the execution of this Agreement shall be the certificate of formation of the EFIH Surviving Company, until thereafter amended as provided therein and/or by applicable Law.

(b) At the Effective Time, the certificate of formation of Oncor Holdings Merger Sub as in effect immediately prior to the execution of this Agreement shall be the certificate of formation of the Oncor Holdings Surviving Company, until thereafter amended as provided therein and/or by applicable Law.

Section 2.3 LLC Agreements.

(a) The limited liability company agreement of EFIH Merger Sub in effect immediately prior to the Effective Time shall be the limited liability company agreement of the EFIH Surviving Company (the “EFIH LLC Agreement”), until thereafter amended as provided therein and/or by applicable Law.

(b) The limited liability company agreement of the Oncor Holdings Surviving Company (the “Oncor Holdings Surviving Company LLC Agreement”), shall be amended and restated at the Effective Time to effect certain regulatory commitments as set forth on Exhibit G hereto, and, to the extent applicable, any other regulatory commitment of the PUCT imposed in obtaining the PUCT Approval, and shall be the limited liability company agreement of the Oncor Holdings Surviving Company until thereafter amended as provided therein and/or by applicable Law.

ARTICLE III

Directors, Managers and Officers of the Surviving Companies

Section 3.1 Directors. The directors of EFH Merger Sub immediately prior to the Effective Time shall be the directors of the EFH Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of formation and bylaws of the EFH Surviving Company.

Section 3.2 Managers.

(a) The managers of EFIH Merger Sub at the Effective Time shall, from and after the Effective Time, be the managers of the EFIH Surviving Company until their successors is duly elected or appointed and qualified or until their earlier resignation or removal in accordance with the EFIH LLC Agreement.

(b) EFIH Surviving Company at the Effective Time shall, from and after the Effective Time, be the member-manager of Oncor Holdings Surviving Company, except as otherwise provided by the regulatory commitments set forth on Exhibit G hereto, until its successor is duly elected or appointed and qualified or until its earlier resignation or removal in accordance with the Oncor Holdings Surviving Company LLC Agreement.

Section 3.3 Officers.

(a) The officers of EFH Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the EFH Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of formation and bylaws of the EFH Surviving Company.

(b) The officers of EFIH Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the EFIH Surviving Company until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the EFIH LLC Agreement.

(c) The officers of Oncor Holdings Merger Sub at the Effective Time shall, from and after the Effective Time, be the officers of the Oncor Holdings Surviving Company, except as otherwise provided by the regulatory commitments set forth on Exhibit G hereto, until their successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Oncor Holdings Surviving Company LLC Agreement.

ARTICLE IV

Effect of the Mergers on Capital Stock;

Exchange of Certificates

Section 4.1 Effect on Capital Stock. At the Effective Time, by virtue of the Mergers and without any action on the part of the reorganized Company, reorganized EFIH, Oncor Holdings, Parent, the Merger Subs, the sole stockholder of EFH Merger Sub, the sole member of EFIH Merger Sub or the sole member of Oncor Holdings Merger Sub:

(a) EFH Common Stock. Each share of common stock of the Company, outstanding as of immediately prior to the Effective Time, shall be canceled and cease to exist.

(b) Merger Subs.

(i) Each share of EFH Merger Sub common stock issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) validly issued, fully paid and non-assessable share of common stock of the EFH Surviving Company, which shall be held by Parent, and shall constitute the only issued and outstanding stock of the EFH Surviving Company.

(ii) Each membership interest in EFIH Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) membership interest unit in the EFIH Surviving Company, which shall be held by EFH Surviving Company, and shall constitute the only issued and outstanding limited liability company membership interests of the EFIH Surviving Company.

(iii) Each membership interest in Oncor Holdings Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) membership interest unit in the Oncor Holdings Surviving Company, which shall be held by EFIH Surviving Company, and shall constitute the only issued and outstanding limited liability company membership interests of the Oncor Holdings Surviving Company.

ARTICLE V

Representations and Warranties

Section 5.1 Representations and Warranties of the Company. Except (i) as set forth in Oncor’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, or any of its Current Reports on Form 8-K filed since December 31, 2016, in each case, filed with the SEC prior to the date hereof and to the extent the relevance of the disclosure of any item therein is reasonably apparent from the information disclosed (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) (it being agreed that such disclosures shall not be exceptions to Section 5.1(b)(i) or Section 5.1(d)(i)), (ii) as set forth in any financial statement or filing with the SEC that is set forth in Section 5.1 of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”), or (iii) as set forth in the Company Disclosure Letter (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed to have been disclosed with respect to any other section or subsection of the Company Disclosure Letter to which the relevance of such item is reasonably apparent from the information disclosed, provided that no such disclosure shall be deemed to qualify Section 5.1(f)(i) or Section 6.1 unless expressly set forth in Section 5.1(f)(i) or Section 6.1, as applicable, of the Company Disclosure Letter), the Company hereby represents and warrants to Parent and the Merger Subs, as of the date hereof and as of the Closing Date, that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease, use and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or similar entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in good standing, or to have such power or authority, has not had, and would not have, individually or in the aggregate, a Company Material Adverse Effect (as defined below). The Company has made available to Parent complete and correct copies of the Company’s and its Subsidiaries’ certificates of incorporation or formation and bylaws or operating agreement or comparable governing documents.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions, is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, provided that, notwithstanding the foregoing, the Subsidiaries of the Company shall be deemed to include Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) and its Subsidiaries (including Oncor) (collectively, the “Oncor Entities”) and deemed to exclude (A) Energy Future Competitive Holdings Company LLC (“EFCH”), TCEH, Vistra Energy and their respective Subsidiaries (including the Spin-Off Entities) and (B) TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited; (ii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with, such Person; provided that, notwithstanding the foregoing, Affiliates of the Company shall be deemed to include the Oncor Entities and deemed to exclude (A) EFCH, TCEH, Vistra Energy and their respective Subsidiaries (including the Spin-Off Entities); (B) TXU Europe

Limited and any entity directly or indirectly owned by TXU Europe Limited; (C) Texas Energy Future Capital Holdings LLC, a Delaware limited liability company; and (D) Texas Energy Future Holdings Limited Partnership, a Delaware limited partnership; (iii) “control” (including the correlative terms “controlling”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and (iv) “Company Material Adverse Effect” means (A) any fact, event, change, effect, development, circumstance or occurrence that, individually or together with all other facts, events, changes, effects, developments, circumstances or occurrences, has had or would reasonably be expected to have a material and adverse effect on, or change in, the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole (for the avoidance of doubt any reference in any provision hereof to any item that “would have a Company Material Adverse Effect” or any similar phrase, shall be interpreted as “individually or in the aggregate, has had or would be reasonably expected to have, a Company Material Adverse Effect” (and such interpretation shall extend to the negative expression of such phrase, or any similar phrase, mutatis mutandis)), or (B) anything that prevents, materially restricts or materially impairs the Company or any of its Subsidiaries from consummating the Closing Date Transactions; provided, however, that, none of the following shall constitute or be taken into account in determining whether there has been or is a Company Material Adverse Effect:

(i) (x) changes or developments in general economic or political conditions or the securities, credit or financial markets, in general, globally or outside of or in the U.S. or in the State of Texas or (y) changes that are the result of acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development (other than any such acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development that cause any physical damage or destruction to or render physically or operationally unusable any facility or property of the Company, EFIH or any of their respective Subsidiaries);

(ii) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity or by the Electric Reliability Council of Texas, Inc. (“ERCOT”) or the Texas Reliability Entity, Inc. (“TRE”, and, together with ERCOT, the “RTOs”);

(iii) any condition or requirement attached to any order or approval issued by the Bankruptcy Court;

(iv) changes or developments generally affecting electric transmission or distribution systems (other than changes or developments that render operationally unusable any facility or property of the Company, EFIH or any of their respective Subsidiaries);

(v) changes or developments that are the result of factors generally affecting the industry in which the Company or its Subsidiaries operate;

(vi) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Company or any of its Subsidiaries with its customers, employees, regulators, financing sources or suppliers to the extent caused by the pendency or the announcement of the transactions contemplated by this Agreement and/or the Plan of Reorganization;

(vii) changes, effects or developments to the extent relating to the entry into this Agreement, the performance of actions or obligations required to be taken by a party hereunder or consented to in writing by Parent, including any change in the Company’s or any of its Subsidiaries’ credit ratings to the extent resulting therefrom;

(viii) changes or developments in U.S. generally accepted accounting principles (“GAAP”) or authoritative interpretation thereof after the date hereof;

(ix) any failure by the Company or any of its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, in and of itself, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect;

(x) changes, effects or developments solely to the extent such changes, effects or developments affect the assets contributed to Reorganized TCEH or its Subsidiaries pursuant to the TCEH Contribution or the EFH Contribution or liabilities for which the Company and its Subsidiaries were fully and unconditionally discharged as of the TCEH Effective Date pursuant to the Plan of Reorganization;

(xi) the mere existence, in and of itself, of the Chapter 11 Cases; and

(xii) the inclusion or exclusion of any ruling in the Private Letter Ruling or any other aspect of the Private Letter Ruling;

provided, further, that (x) facts, events, changes, effects, developments, circumstances or occurrences set forth in clauses (i) through (v) above (other than clause (iii) above) may be taken into account in determining whether there has been or is a Company Material Adverse Effect to the extent such matters, changes, effects or developments have a disproportionate and adverse effect on the Company and its Subsidiaries, taken as a whole, as compared to other entities engaged in the relevant business in Texas or other relevant geographic area and (y) any condition or requirement attached to any order or approval issued by the Public Utility Commission of Texas (the “PUCT”), the Federal Energy Regulatory Commission (the “FERC”) or the Federal Communications Commission (the “FCC”) that is necessary or was sought in order to consummate the transactions contemplated by this Agreement and/or the Plan of Reorganization shall not constitute, or be deemed to contribute to, a Company Material Adverse Effect.

(b) Capital Structure.

(i) The authorized capital stock of the Company consists of 2,000,000,000 shares of common stock no par value, of the Company (the “EFH Common Stock”) of which 1,669,861,379.02 shares of EFH Common Stock are outstanding as of the date hereof. All of the outstanding shares of EFH Common Stock have been duly authorized and are validly issued, fully paid and nonassessable. Other than up to 7,164,000 shares of EFH Common Stock issuable pursuant to the terms of outstanding awards under the Company Stock Plan outstanding as of the date hereof, there are no options to purchase shares of EFH Common Stock issued and outstanding. Except as set forth in this Section 5.1(b)(i) and Section 5.1(b)(i) of the Company Disclosure Letter, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company, the reorganized Company, or any of their Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company, the reorganized Company, or any of their Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company, the reorganized Company or any of their Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

(ii) Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, none of the Subsidiaries of the Company own any shares of EFH Common Stock. Section 5.1(b)(ii) of the Company Disclosure Letter sets forth a list of the Company’s Subsidiaries and the Company’s and each other Person’s equity interests in such Subsidiaries. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable, in the case of capital stock, and, in the case of equity securities that are not capital stock, the owners of such equity securities have no obligation to make capital contributions or other payments with respect to such equity securities under the organizational or governing documents of the applicable Subsidiary of the Company or under applicable Law or to make payments to creditors of the applicable Subsidiary of the Company solely by reason of ownership of such equity securities. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, the ownership interests in each Subsidiary is owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance (each, a “Lien”), other than Liens permitted under and pursuant to EFIH’s debtor-in-possession credit facility and restrictions on transfer arising under applicable securities laws. Except as set forth on Section 5.1(b)(ii) of the Company Disclosure Letter, neither the

Company nor any of its Subsidiaries has entered into any commitment, arrangement or agreement, or are otherwise obligated, to contribute capital, loan money or otherwise provide funds or make additional investments in any other Person, other than any such commitment, arrangement or agreement with respect to, direct or indirect, wholly owned Subsidiaries of the Company or pursuant to a Contract (as defined below) binding on the Company or any of its Subsidiaries and set forth in Section 5.1(b)(ii) of the Company Disclosure Letter. For purposes of this Agreement, a “wholly owned Subsidiary” shall include any Subsidiary of the Company (or Parent) of which all of the shares of capital stock or other equity interests are owned by the Company (or Parent) or one or more wholly owned Subsidiaries of the Company (or Parent), as applicable.

(iii) Except as set forth in Section 5.1(b)(iii) of the Company Disclosure Letter, there are no shareholder agreements, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party or by which any of the foregoing is bound relating to the voting or registration of any equity securities of the Company or any of its Subsidiaries.

(iv) Except with respect to the right to vote on a plan of reorganization of the E-Side Debtors under the Bankruptcy Code in connection with the Chapter 11 Cases, no bonds, debentures, notes or other indebtedness of the Company or any of its Subsidiaries having the right to vote on any matters on which equity holders of the Company or its Subsidiaries may vote, are issued or outstanding.

(c) Corporate Authority. Each of the Company and EFIH has all requisite corporate or limited liability company, as applicable, power and authority and has taken all corporate or limited liability company, as applicable, action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Closing Date Transactions to which it is a party and the other transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by each of the Company and EFIH and subject only to entry of the Approval Order (as defined below), constitutes a valid and binding agreement of each of the Company and EFIH and no vote or consent of any equity holder of the Company or EFIH, or any other corporate or limited liability company action, is necessary to approve this Agreement or the transactions contemplated hereby on behalf of the Company and EFIH (other than the requisite votes for approval of the Plan of Reorganization under the Bankruptcy Code). This Agreement is enforceable against each of the Company and EFIH in accordance with its terms subject to entry of the Approval Order. The Board of Directors of the Company (the “Company Board”) has taken all action so that neither Parent nor the Merger Subs will be an “affiliated shareholder” (as such term is defined in Section 21.602 of the TBOC) or prohibited from entering into or consummating a “business combination” (as such term is defined in Section 21.604 of the TBOC) with the Company as a result of the execution of this Agreement or the consummation of any of the transactions contemplated hereby. No other “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover statute or regulation or any anti-takeover provision in the certificate of formation or bylaws of the Company is applicable to the transactions contemplated hereby.

(d) Governmental Filings; No Violations; Certain Contracts.

(i) Other than the filings, reports and/or notices to, and consents, registrations, approvals, permits and authorizations (A) pursuant to Section 1.5, (B) required as a result of facts and circumstances solely attributable to Parent or any of the Merger Subs or any of their Affiliates, (C) in connection with the Chapter 11 Cases, (D) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the expiration or earlier termination of applicable waiting periods thereunder, (E) with the FERC pursuant to Section 203 of the Federal Power Act (the “Federal Power Act”) and the FERC’s regulations thereunder, and the approval of the FERC thereunder (the “FERC Approval”), (F) to or from the PUCT pursuant to authority asserted by the PUCT pursuant to the Public Utility Regulatory Act, the PUCT’s regulations thereunder and the approval of the PUCT thereunder (the “PUCT Approval”), (G) in connection with the issuance of the Private Letter Ruling in accordance with Section 7.1(f), (H) with the FCC for the assignment and/or transfer of control, as applicable, of radio licenses, including point-to-point private microwave licenses held by the Company and/or its Subsidiaries and the consent(s) of the FCC for such assignment and/or transfer of control (the “FCC Approval” and, together with the other items referred to in subsections (C) through (H) of this Section 5.1(d)(i), the “Company Approvals”), and (I) the approval of the Vermont Department of Financial Regulation with respect to the change of control of EFH Vermont Insurance Company (the “Vermont Insurance Approval”) and except as set forth in Section 5.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company or any of its Subsidiaries from, any federal, state or local, domestic or foreign governmental or regulatory authority, agency, commission, body, arbitrator, court, regional reliability entity (including the TRE), ERCOT, or any other legislative, executive or judicial governmental entity, excluding in each case, the Bankruptcy Court (subject to the foregoing exclusion, each a “Governmental Entity”) in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company or any of its Subsidiaries of the Closing Date Transactions and the other transactions contemplated by this Agreement, except those which the failure to make or obtain has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by the Company does not, and the consummation by the Company or any of its Subsidiaries of the Closing Date Transactions and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, or otherwise contravene or conflict with, the certificate of formation or bylaws of the Company or the comparable governing documents of any of its Subsidiaries, (B) assuming compliance with the matters referred to in Section 5.1(d)(i) and except as set forth in Section 5.1(d)(ii)(B) of the Company Disclosure Letter, with or without notice, lapse of time or both, a breach or violation of, a termination, cancellation (or right of termination or amendment) or a default under, the creation or acceleration of any obligations under, the requirement of any consent under, the requirement of any loss of any benefit under, or the creation of a Lien on any of the assets of the Company or any of its Subsidiaries pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, credit agreement, arrangement or other obligation (each, a “Contract”) binding upon the Company or any of its Subsidiaries or any license from a Governmental Entity to which the Company or any of its Subsidiaries is subject or (C) assuming compliance with the matters referred to in Section 5.1(d)(i) a violation of any Law to which the Company or any of its Subsidiaries is subject, except, in the case of clause (B) or (C) above, for any such breach, violation, termination, cancellation, default, creation, acceleration, consent, loss or change that has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(e) Company Reports; Financial Statements.

(i) Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, each of the Company and Oncor has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits, financial statements and schedules thereto, and other information incorporated therein) required to be filed or furnished by it with the Securities and Exchange Commission (the “SEC”) pursuant to the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended (the “Exchange Act”) or the Securities Act of 1933 and the rules and regulations promulgated thereunder, as amended (the “Securities Act”) or any Contract governing any indebtedness of the Company or Oncor requiring such filings to be made since December 31, 2013 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, each of the Company Reports, including any financial statements or schedules included therein, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply, in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company Reports. Except as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, as of their respective dates (or, if amended prior to, or after, the date hereof, as of the date of such amendment), the Company Reports filed with or furnished to the SEC prior to the date hereof did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Company Reports. None of the Company Reports is, to the Knowledge (as defined below) of the Company, the subject of ongoing SEC review.

(ii) Each of the consolidated balance sheets included in, or incorporated by reference into, the Company Reports, as amended prior to the date hereof (including the related notes and schedules thereto) fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position of the applicable entity and its consolidated Subsidiaries as of its date (and if amended, as of the date of the last such amendment prior to the date hereof) and each of the statements of consolidated income, comprehensive income, cash flows and shareholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules thereto), as finally amended prior to the date hereof, fairly presents in all material respects, or, in the case of Company Reports filed after the date hereof, will fairly present in all material respects, the financial position, results of operations and cash flows, as the case may be, of the applicable entity and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to the lack of notes and to normal year-end adjustments), in each case in accordance with GAAP, except as may be noted therein. True and correct copies of each of the Company’s (x) annual audited financial statements (including consolidated balance sheets and statements of consolidated income, comprehensive income, cash flows and shareholders’ equity) as of and for the year ended December 31, 2016 and (y) unaudited financial statements for the quarterly period ended March 31, 2017 (1) are set forth on Section 5.1(e)(ii) of the Company Disclosure Letter and (2) fairly present in all material respects the financial position, results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods set forth therein.

(iii) Except as has not had, individually or in the aggregate, a material effect on the nature or reliability of the information disclosed in Oncor’s periodic reports filed under the Exchange Act, Oncor maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by it is recorded and reported on a timely basis to the individuals responsible for the preparation of its filings with the SEC and other public disclosure documents (including its chief executive officer and chief financial officer). Except as has not had, individually or in the aggregate, a material and adverse effect on the nature or reliability of the information disclosed in Oncor’s periodic reports filed under the Exchange Act or the Company’s financial statements as set forth in Section 5.1(e)(i) of the Company Disclosure Letter, none of the Company or Oncor has disclosed, and is not required to disclose, based on its most recent evaluation prior to the date of this Agreement, to its outside auditors and the audit committee of its board of directors (or similar governing body): (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information and (2) any fraud, known to it, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(iv) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, Oncor is in compliance with the applicable provisions of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, neither the Company nor any of its Subsidiaries is a party to, or has a commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among the Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Reports or the financial statements included therein.

(f) Absence of Certain Changes.

(i) Except as set forth in Section 5.1(f)(i) of the Company Disclosure Letter, since December 31, 2016 there has not occurred a Company Material Adverse Effect.

(ii) Except as set forth in Section 5.1(f)(ii) of the Company Disclosure Letter, in accordance with the orders of the Bankruptcy Court or in connection with any actions taken to effectuate the Reorganized TCEH Spin-Off, (a) since December 31, 2016, and through the date of this Agreement, the Oncor Entities have conducted their respective businesses in the ordinary course of business and (b) since April 29, 2014, and through the date of this Agreement, the Company and its Subsidiaries (other than the Oncor Entities) have conducted their respective businesses in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court. Without limiting the foregoing, except as set forth in Section 5.1(f)(ii) of the Company Disclosure Letter, since December 31, 2016, in the case of the Oncor Entities, and since April 29, 2014, in the case of the Company and its Subsidiaries (other than the Oncor Entities), and, in each case, through the date of this Agreement, there has not been:

(1) any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company or any of its Subsidiaries, except for (A) dividends or other distributions by any direct or indirect wholly owned Subsidiary to the Company or to any wholly owned Subsidiary of the Company and (B) Oncor’s or Oncor Holding’s issuance of dividends or other distributions (as permitted by their respective limited liability company agreements, in each case in the ordinary course of business);

(2) any material change in any non-Tax method of financial accounting or accounting practice by the Company or any of its Subsidiaries, other than as required by GAAP;

(3) any material physical damage to, destruction to or other casualty loss with respect to any material asset, facility or property owned, leased or otherwise used by the Company, EFIH or any of their respective Subsidiaries, whether or not covered by insurance;

(4) any material Tax elections or changes in Tax accounting methods by the Company or any of its Subsidiaries or any settlement or compromise by the Company or any of its Subsidiaries of any material Tax liability or refund if such action would result in the inclusion of any material item of income in, or the exclusion of any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date, other than with respect to adjustments, extensions, waivers, agreements, and any similar item agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter; or

(5) any action taken by the Company or any of its Subsidiaries that the Company or any of its Subsidiaries, as applicable, would be prohibited from freely taking by Section 6.1(a) (subject to the exclusions set forth in Section 6.1(a)) or, in the case of Oncor Holdings or Oncor, the Oncor Letter Agreement (subject to the exclusions set forth in the Oncor Letter Agreement), in each case, if such action had been taken after the date hereof.

(g) Litigation and Liabilities.

(i) Except as set forth on Section 5.1(g)(i) of the Company Disclosure Letter, there are no civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) (each an “Action”) pending or, to the Knowledge (as defined below) of the Company, threatened in writing against the Company or any of its Subsidiaries, in each case that has had or would have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 5.1(g)(i) of the Company Disclosure Letter, none of the Company or any of its Subsidiaries is a party to or subject to the provisions of any judgment, settlement, order, writ, injunction, decree or award of the Bankruptcy Court or any other Governmental Entity specifically imposed upon the Company, any of its Subsidiaries or any of their respective businesses, assets or properties that, has had or would have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) Except as set forth on Section 5.1(g)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) asserted in connection with the Chapter 11 Cases, (B) set forth in the Company’s or Oncor’s consolidated balance sheet as of December 31, 2016, including the notes thereto, (C) incurred in the ordinary course of business (and, solely with respect to the Oncor Entities, incurred consistent with past practice) since December 31, 2016, (D) incurred in connection with the Closing Date Transactions or any other transaction or agreement specifically permitted by this Agreement or the Plan of Reorganization, (E) pursuant to any Company Material Contract (as defined below) (but not including any liability for breach thereunder) or (F) that have not had or would not have, individually or in the aggregate, a Company Material Adverse Effect. None of the Retained Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations that are set forth on Section 5.1(g)(ii) of the Company Disclosure Letter.

The term “Knowledge” when used in this Agreement with respect to the Company shall mean the actual knowledge after reasonable inquiry of those persons set forth in Section 5.1(g) of the Company Disclosure Letter.

(h) Employee Benefits.

(i) All material benefit and compensation plans, programs, policies or arrangements (as amended through the date hereof) covering current or former employees, officers, managers, members and directors of the Company and its Subsidiaries (the “Employees”) or any other individuals, including “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and employment, deferred compensation, change in control, non-competition, retention, termination, severance, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans, agreements, programs, policies or arrangements sponsored, contributed to, or entered into by the Company or its Subsidiaries (the “Benefit Plans”) are listed in Section 5.1(h)(i) of the Company Disclosure Letter. Each Benefit Plan that (A) will continue to be sponsored, maintained and administered or otherwise remain the responsibility of the Surviving Company or its Subsidiaries following the Closing is listed in Section 5.1(h)(i)(A) of the Company Disclosure Letter as an “Assumed Plan”, (B) was transferred by the Company or its Subsidiaries as an active plan to Vistra Energy or one of its Subsidiaries as part of the Reorganized TCEH Contributions is listed in Section 5.1(h)(i)(B) of the Company Disclosure Letter as a “Contributed Plan” and (C) whether pursuant to the Plan of Reorganization or otherwise, shall be terminated or rejected and all liabilities thereunder otherwise discharged on or prior to the Closing Date, is listed in Section 5.1(h)(i)(C) of the Company Disclosure Letter as a “Discharged Plan”.

(ii) True and complete copies of all Assumed Plans and all amendments thereto have been made available to Parent and to the extent applicable, the following have also been made available to Parent: (A) any related trust agreement or other funding instrument; (B) the most recent determination or opinion letter issued by the IRS; (C) any summary plan description, and (D) for each of the following: (v) the most recent Form 5500 and attached schedules, (w) the three most recent audited financial statements, (x) the two most recent actuarial valuation reports related to an Assumed Plan, (y) the most recent annual non-discrimination and coverage compliance tests, and (z) third-party administration agreements and except as set forth in Section 5.2(h)(ii) of the Company Disclosure Letter vendor Contracts, in each case related to an Assumed Plan.

(iii) All Assumed Plans are in compliance in all material respects with their respective terms and ERISA, the Code and other applicable Laws. Each Assumed Plan that is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA (a “Pension Plan”) intended to be qualified under Section 401(a) of the Code, has either received a favorable determination letter from the IRS, has applied to the IRS for such favorable determination letter or may rely on a favorable opinion letter issued by the IRS and, to the Knowledge of the Company, no circumstance exists that would be reasonably expected to result in the revocation of such determination or opinion letter. Neither the Company nor any of its Subsidiaries has engaged in a transaction with respect to any ERISA Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject the Company or any Subsidiary to a tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA in an amount that would be material to the Company. All contributions to and premium payments in respect of any Assumed Plan have been timely made and there are no contributions or premium payments that are past due and owing, except as would not reasonably be expected to be material to the Company.

(iv) (A) Except as set forth in Section 5.1(h)(iv)(A) of the Company Disclosure Letter, none of the Assumed Plans (“Assumed Pension Plan”) is a Pension Plan subject to Title IV of ERISA or plan described in Section 4001(a)(3) of ERISA (“Multiemployer Plan”) and neither the Company nor any Person, trade or business that, together with the Company, is or was treated as a single-employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA (“ERISA Affiliate”) has, during any time in the six-year period preceding the Closing Date, contributed to, sponsored, maintained or administered or incurred any liability in respect of any Pension Plan or Multiemployer Plan that would reasonably be expected to result in material liability to Parent or the Oncor Entities (other than the EFH Retirement Plan and the Oncor Retirement Plan) after the Closing. Since the Applicable Date, no ERISA Event (as defined below) has occurred or is reasonably expected to occur with respect to any Assumed Pension Plan or the EFH Retirement Plan that would reasonably be expected to result in material liability to Parent or the Oncor

Entities after the Closing. (B) Each Assumed Pension Plan and the EFH Retirement Plan has satisfied its minimum funding obligations under Sections 412 and 430 of the Code, or Section 302 of ERISA. For purposes of this Section 5.1(h)(iv), the term “ERISA Event” means any: (1) “reportable event” within the meaning of Section 4043 of ERISA and the regulations thereunder with respect to any Assumed Pension Plan or EFH Retirement Plan; (2) occurrence of any accumulated funding deficiency (whether or not waived with respect to such Pension Plan); (3) determination that such Pension Plan is, or is expected to be, in “at risk” status (within the meaning of Section 4010(d)(2) of ERISA); (4) imposition of any material liability to or on account of such Pension Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code; (5) institution of proceedings by the Pension Benefit Guaranty Corporation to terminate such Pension Plan or to appoint a trustee to administer any Assumed Pension Plan or EFH Retirement Plan; or (6) imposition of any Lien under the Code or ERISA on the assets of the Company in relation to such Pension Plan.

(v) There is no material pending or, to the Knowledge of the Company, threatened claims, actions, suits, court or Governmental Entity proceedings, and arbitrations relating to the Assumed Plans, other than routine claims for benefits, that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or to Parent. There are no pending or, to the Knowledge of the Company, threatened audits or investigations by any Governmental Entity involving any Assumed Plan that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or to Parent.

(vi) Except for any payments made at or prior to the Effective Time, none of the execution of this Agreement, the consummation of the transactions contemplated by this Agreement, nor a termination or resignation of employment following the Effective Time will result in an obligation of Parent or the Surviving Company after the Effective Time with respect to any Non-Oncor Employee to severance pay or any material increase in severance pay. Except as set forth in Section 5.1(h)(vi) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in an obligation of Parent or the Surviving Company with respect to any Designated Officer (as defined below) to severance pay or any material increase in severance pay upon any termination of employment after the date hereof, (B) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Assumed Plans, (C) obligate the Company or its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Assumed Plan due to any directors, officers or employees of the Company or its Subsidiaries, or (D) result in payment under any Assumed Plans that would not be deductible under Section 280G of the Code.

(vii) All workers’ compensation insurance policies of the Oncor Entities are valid and effective and, except as set forth in Section 5.1(h)(vii) of the Company Disclosure Letter or that would not reasonably be expected to result in material liability to Parent or the Oncor Entities, there are no pending or, to the Knowledge of the Company, threatened material claims for workers’ compensation insurance.

(viii) Each Assumed Plan provides benefits to only those employees, former employees and other participants who are eligible participants under the written terms of such Assumed Plan.

(ix) Except for this Agreement, the Split Participant Agreement, the Discharged Plans, the certificates, articles of incorporation, by-laws, limited liability company operating agreements, and any other organizational document of Parent, the Company or any of the Company’s Subsidiaries and insurance policies maintained by Parent, the Company or any of the Company’s Subsidiaries for indemnification or advancement of expenses, neither Parent nor the Company or any of its Subsidiaries will have any obligations or liabilities with respect to any employees of Vistra Energy or its Subsidiaries or the Contributed Plans following the Closing Date.

The term “Designated Officer” when used in this Agreement shall mean those Oncor Employees set forth in Section 5.1(h) of the Company Disclosure Letter.

Notwithstanding any other provisions of this Agreement to the contrary, (1) the representations and warranties set forth in Section 5.1(h)(ii), (iii), (v), (vi)(B) and (C), and (viii) shall also apply with respect to the EFH Retirement Plan but only to the extent a breach of such representations or warranties could reasonably be expected to result in a material liability to Parent or the Oncor Entities, (2) each of the representations and warranties contained herein made with respect to the EFH Retirement Plan are made solely as of the TCEH Effective Date and (3) neither the Company nor EFIH is making any representations or warranties hereunder with respect to any Contributed Plans other than the EFH Retirement Plan and as described in Section 5.1(h)(ix) above. Except as provided in Sections 5.1(c), (e), (f), (g), (i), (k), (l), (n) and (r), the representations and warranties set forth in this Section 5.1(h) are the Company’s and its Subsidiaries’ sole and exclusive representations and warranties regarding employee benefit matters.

(i) Compliance with Laws; Licenses. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, the businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law or any rule, regulation, legally binding standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement or License of the Bankruptcy Court or any other Governmental Entity (collectively, “Laws”), except for violations that, individually or in the aggregate, have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except with respect to regulatory matters that are the subject of Section 6.3 hereof or are set forth in Section 5.1(i) of the Company Disclosure

Letter, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing, nor, to the Knowledge of the Company, has any Governmental Entity indicated in writing an intention to conduct the same or alleged in writing that the Company or any of its Subsidiaries is not in compliance with any applicable Law or License held by the Company or any of its Subsidiaries or which challenges or questions the validity of any rights of the holder of any such License, except for such investigations, reviews or allegations, the outcome of which have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, the Company and each of its Subsidiaries has obtained and possesses and is in compliance with all permits, certifications, approvals, registrations, clearances, consents, authorizations, franchises, variances, exemptions and orders issued or granted by the Bankruptcy Court or a Governmental Entity (“Licenses”) necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted, except those the absence of which have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 5.1(i) of the Company Disclosure Letter, such Licenses are in full force and effect, and no suspension or cancellation of such Licenses is pending or, to the Knowledge of the Company, threatened in writing, except where such failure to be in full force and effect, suspension or cancellation has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(j) Environmental Matters. Except for such matters of the type referred to in clauses (i) through (v) of this Section 5.1(j) that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company and its Subsidiaries are in compliance with all applicable Environmental Laws (as defined below), and none of them has received any written communication since the Applicable Date from any Governmental Entity or any other Person that alleges that any of them is not or has not been in material compliance with Environmental Laws, which remains unresolved.

(ii) Each of the Company and its Subsidiaries has obtained and possesses all Licenses necessary under Environmental Laws for the ownership, operation and maintenance of its facilities and properties and the conduct of its business as presently conducted (the “Environmental Permits”), and all such Environmental Permits are in good standing, in full force and effect, no suspension or cancellation of such Environmental Permits is pending or, to the Knowledge of the Company, threatened in writing, and each of the Company and its Subsidiaries is in compliance with all terms and conditions of the Environmental Permits granted to it.

(iii) Except as set forth in Section 5.1(j)(iii) of the Company Disclosure Letter, there is no Environmental Claim (as defined below) (A) pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries or (B) to the Knowledge of the Company, pending or threatened in writing against any real or personal property that the Company or any of its Subsidiaries owns, leases or operates.

(iv) Except as set forth in Section 5.1(j)(iv) of the Company Disclosure Letter, there has been no Release (as defined below) of any Hazardous Substance that has resulted in, or would reasonably be expected to result in, (A) any Environmental Claim against the Company or any of its Subsidiaries or (B) any requirement under Environmental Law on the part of the Company or any of its Subsidiaries to undertake Remedial Action (as defined below).

(v) To the Knowledge of the Company, the Company and its Subsidiaries have disclosed all current, known conditions relating to the business, operations, properties or assets of the Company or any of its Subsidiaries which, as of the date hereof, are reasonably expected to result in, individually, an obligation of the Company or any of its Subsidiaries to incur costs in excess of $5,000,000 for (A) installing pollution control equipment required under applicable Environmental Laws or (B) conducting Remedial Action.

Except as provided in Sections 5.1(e), (f), and (n), this Section 5.1(j) contains the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to the Environment, Environmental Laws, Environmental Permits, Environmental Claims, Releases, Remedial Action, or Hazardous Substances.

As used herein, the term “Environment” means any and all ambient air, indoor air, surface water and groundwater (including navigable water and wetlands), the land surface or subsurface strata or sediment and flora and fauna.

As used herein, the term “Environmental Claim” means any and all actions, suits, claims, demands, demand letters, directives, liens, written notices of noncompliance or violation by any Person, hearings, arbitrations, or other legal or administrative proceedings alleging potential liability under any Environmental Laws (including potential responsibility for or liability for enforcement costs, Remedial Action costs, natural resource damages, property damages, personal injuries, fines or penalties) arising out of, based on or resulting from (A) the presence, or Release or threatened Release into the Environment, or alleged presence, Release or threatened Release into the Environment, of any Hazardous Substance; or (B) any violation, or alleged violation, of any Environmental Law.

As used herein, the term “Environmental Law” means any and all Laws in effect on or prior to the Closing Date relating to (A) pollution, the protection of the Environment or the protection of human health and safety as it relates to exposure to Hazardous Substances or (B) the use, treatment, storage, transport, handling, release or disposal of any Hazardous Substances.

As used herein, the term “Hazardous Substance” means any chemical, material or substance listed, defined, designated or classified as, or included in the definition of, “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants” or words of similar meaning and regulatory effect under any applicable Environmental Law, including petroleum and any derivative or by-products thereof, asbestos or asbestos-containing materials, polychlorinated biphenyls and any other substance regulated pursuant thereto, or the presence or Release of, or exposure to which could reasonably be expected to form the basis for liability under any applicable Environmental Law, in each case because of its dangerous or deleterious properties or characteristics.

As used herein, the term “Release” means any spilling, emitting, leaking, pumping, pouring, emptying, injecting, escaping, dumping, disposing, discharging, migrating or leaching into, onto or through the Environment.

As used herein, the term “Remedial Action” means all actions required by a Governmental Entity or required under any Environmental Law, to (A) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Substance in the Environment; (B) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Substance so it does not endanger the public health or welfare or the Environment; (C) perform pre-remedial studies and investigations or post remedial monitoring and care pertaining or relating to a Release; or (D) bring the applicable property into compliance with any Environmental Law.

(k) Taxes.

(i) The Company and each of its Subsidiaries (as used in this Section 5.1(k), “Subsidiaries” of the Company shall include TCEH, EFCH, TXU Europe Limited and any entity directly or indirectly owned by TCEH, EFCH or TXU Europe Limited, respectively), provided, however, that with respect to TXU Europe Limited and any entity directly or indirectly owned by TXU Europe Limited, any representation herein shall be limited to information actually known to officers of the Company primarily responsible for Tax matters and, for the avoidance of doubt, there shall be no duty of inquiry with respect to any such information, have (A) prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them, and all such filed Tax Returns are complete and accurate in all material respects, and (B) timely paid all material Taxes that are required to be paid or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP.

(ii) Except as set forth in Section 5.1(k)(ii) of the Company Disclosure Letter, there are no pending, or threatened in writing, audits (or other similar proceedings initiated by any Governmental Entity) in respect of Taxes due from or with respect to the Company or any of its Subsidiaries or Tax matters to which the Company or any Subsidiary is a party, which (if determined adversely to the Company) would have a material effect on the Company and its Subsidiaries. Except as set forth in Section 5.1(k)(ii) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has granted any extension of the period of limitations for the assessment or collection of any Tax of the Company or any of its Subsidiaries for any taxable period that remains open to assessment.

(iii) None of the Company or any of its Subsidiaries has participated in any listed transaction under Section 6011, 6111 or 6112 of the Code and the Treasury Regulations promulgated thereunder.

(iv) None of the Company or any of its Subsidiaries has taken or agreed to take any action, and none of the officers of the Company responsible for Tax matters has actual information relating to any facts or circumstances, in each case, that would prevent or impede, or would reasonably be expected to prevent, impede or impair the Reorganized TCEH Spin-Off from having qualified as a reorganization within the meaning of Sections 368(a)(1)(G), 355 and 356 of the Code (if applicable).

(v) Except pursuant to the Reorganized TCEH Spin-Off, none of the Company or any of its Subsidiaries has been a “distributing corporation” or “controlled corporation” in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or non-U.S. Law).

(vi) Except as set forth in Section 5.1(k)(vi) of the Company Disclosure Letter, there are no Tax sharing, indemnification or allocation agreements (or similar agreements) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (other than (A) the Tax Matters Agreement, (B) agreements between or among the Company and its Subsidiaries, which agreements are set forth in Section 5.1(k)(vi) of the Company Disclosure Letter, and (C) agreements the primary purpose of which is not the allocation or sharing of any Tax) and none of the Company or any of its Subsidiaries has any material liability for the Taxes of any person (other than the Company, its Subsidiaries and the Spin-Off Entities) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-U.S. Law). The Tax Matters Agreement is in full force and effect and has not been amended, modified or waived in any respect. Neither the Company nor any of its Subsidiaries has taken or failed to take any action that constitutes a breach of any provision of the Tax Matters Agreement. Neither the Company nor any of its Subsidiaries is aware of any actions or failures to act by any other party to the Tax Matters Agreement that constitutes a breach of any provision of the Tax Matters Agreement.

(vii) Other than as a result of adjustments agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local or foreign Law), (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing Date, (C) intercompany transaction or excess loss account described in any Treasury Regulation under Section 1502 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) or (D) election under Section 108(i) of the Code.

(viii) The amount of net operating losses of the Company for federal income tax purposes as of December 31, 2016 that were available to and were used to offset taxable income and gain (as reasonably determined by the Company) (without limitation under Section 382 of the Code and after taking into account any reduction in such net operating losses (x) as a result of the recognition of any income that has previously been deferred under Section 108(i) of the Code and (y) under Sections 108 and 1017 of the Code) exceeded the sum of (i) the amount of taxable gain that resulted from the TCEH Preferred Stock Sale plus (ii) the excess, if any, of (A) the amount of liabilities deemed assumed for tax purposes by Reorganized TCEH over (B) the tax basis of the assets deemed contributed for tax purposes to Reorganized TCEH (after taking into account the TCEH Preferred Stock Sale), in each of clause (A) and (B), as a result of the Reorganized TCEH Contributions and the conversion of Reorganized TCEH to a corporation.

(ix) The facts and statements set forth in the IRS Submissions (as defined below) are true, correct, and complete in all material respects except to the extent the facts and statements set forth in such IRS Submissions relate to transactions that are not contemplated by this Agreement.

(x) The facts and statements set forth in PLR 201326006 were true, correct and complete in all material respects as of April 15, 2013. The facts and statements set forth in PLR 201644018 were true, correct and complete in all material respects as of October 3, 2016.

(xi) The Company has used its reasonable best efforts to provide all material IRS Submissions to tax counsel to Parent and certain Parent tax personnel.

(xii) Since the internal corporate transactions on April 15, 2013 to eliminate the excess loss account and a deferred intercompany gain, it has not taken any action to change the entity classification for U.S. tax purposes of any Debtor entity, by changing their legal form or otherwise, provided, however, that

(i) Eagle Mountain Power Company LLC, a Debtor entity that is a disregarded entity for U.S. federal income tax purposes, was formed after April 15, 2013; (ii) Comanche Peak Nuclear Power Company LLC, a non-Debtor indirect subsidiary of TCEH, became a disregarded entity after April 15, 2013; (iii) certain entities were formed as subsidiaries of TCEH, information with respect to such subsidiaries having been provided to Parent; (iv) numerous restructuring steps were taken in connection with the Reorganized TCEH Spin-Off, and (v) certain internal restructuring steps have been, and may be, taken on or before the Effective Time, information with respect to such steps having been provided to and agreed to by Parent, provided, that, Parent shall not withhold such agreement to the extent Parent reasonably concludes such steps would not have a material risk of creating any liability for any Tax that would be allocated to the Company under the Tax Matters Agreement.

(xiii) During the three-year period ending on the Closing Date, the Company has not taken any action (and, to its knowledge, none of its direct or indirect owners has taken any action) that has resulted in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code).

(xiv) During the period since October 3, 2016, the Company has not and its Subsidiaries have not taken any action or failed to take any action (and, to its knowledge, none of its direct or indirect owners has taken any action or failed to take any action) that would prevent, impair or undermine the Intended Tax-Free Treatment.

For purposes of this Section 5.1(k), (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, margin, customs duty, capital stock, severances, stamp, transfer, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes. This Section 5.1(k) and Section 5.1(h) contain the sole and exclusive representations and warranties of the Company and its Subsidiaries relating to Tax matters.

(l) Labor and Employment Matters. Except as set forth in Section 5.1(l) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries (i) has agreed to recognize any labor union or labor organization, nor has any labor union or labor organization been certified, as the exclusive bargaining representative of any employees of the Company or any of its Subsidiaries; (ii) is a party to or otherwise bound by, or currently negotiating, any collective bargaining agreement with a labor union or labor organization (a “CBA”); or (iii) is the subject of any proceeding asserting that the

Company or any of its Subsidiaries has committed an unfair labor practice or seeking to compel it to bargain with any labor union or labor organization, nor, to the Knowledge of the Company, is any such proceeding threatened in writing in each case, that, individually or in the aggregate, has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. There is not now, nor has there been since the Applicable Date any labor strike, walk-out, work stoppage, slow-down or lockout, or any material labor dispute, involving the Company or any of its Subsidiaries nor, to the Knowledge of the Company, is any such dispute threatened in writing. To the Knowledge of the Company, there is no campaign being conducted to solicit cards from employees of the Company or any of its Subsidiaries to authorize representation by a labor organization. Neither the Company nor any of its Subsidiaries have closed any plant or facility or effectuated any layoffs of employees or implemented any early retirement, separation or window program since the Applicable Date, nor has any such action or program been announced for the future in any case that would reasonably be expected to give rise to any material obligation under the United States Worker Adjustment and Retraining Notification Act or any similar Law, or the rules and regulations thereunder (collectively, the “WARN Act”), except for any such obligation that was satisfied on or prior to December 31, 2016. To the Knowledge of the Company, all Persons who provide services to the Company or any of its Subsidiaries have been properly classified as exempt or non-exempt under the Fair Labor Standards Act and similar state Law and as employees or independent contractors for all purposes, including tax, employment law and employee benefit plan purposes, except for immaterial instances of mis-classification (if any). Except as set forth in Section 5.1(l) of the Company Disclosure Letter, the Company and its Subsidiaries are in compliance with all workplace health and safety Laws and there are no pending or threatened claims related to workplace health or safety or employment of any employees of the Company or any of its Subsidiaries, except in each case for such non-compliance or claims that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. No employee of the Company or any of its Subsidiaries is employed outside the United States.

(m) Intellectual Property.

(i) The Company and each of its Subsidiaries own, or are licensed or otherwise possess legally enforceable rights to use, all Intellectual Property and IT Assets (each as defined below) necessary to conduct their respective businesses, all of which rights shall survive unchanged following the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(ii) (A) Except as set forth in Section 5.1(m) of the Company Disclosure Letter, the business of the Company and its Subsidiaries, as presently conducted and as conducted since the Applicable Date, have not infringed, diluted, misappropriated or otherwise violated any Intellectual Property (as defined below) of any other Person, and (B) no Person is infringing, diluting, misappropriating, or otherwise violating any Intellectual Property owned by the Company or its Subsidiaries, except, in each case, as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect. There is no material civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) pending or, to the Knowledge of the Company, threatened in writing by a third party against the Company or any of its Subsidiaries that asserts infringement, misappropriation or violation of such third party’s Intellectual Property by the Company or any of its Subsidiaries or seeks to recover any damages or other relief in respect thereof.

(iii) Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries complies with, and has complied with, all applicable Laws, consents and Contracts, and its own rules, policies and procedures, relating to privacy, data protection, and the collection and use of personal information or other data. There are no investigations or material actions currently pending concerning the data or privacy practices of the Company or any of its Subsidiaries. No material claims have been asserted or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging a violation of any of the foregoing, and the consummation of the transactions contemplated by this Agreement will not result in any such violation.

(iv) For purposes of this Agreement, the term “Intellectual Property” means all intellectual property and industrial property recognized under applicable Law, including trademarks, service marks Internet domain names, logos, trade dress, trade names and all goodwill associated therewith and symbolized thereby, inventions, discoveries, patents, trade secrets, copyrights and copyrightable works, software, databases, data (including customer, employee, technical, research and development and manufacturing data) and related items and (if applicable) any registrations, issuances and applications for registration or issuance of any of the foregoing. For purposes of this Agreement, the term “IT Assets” means all computers, computer systems, software, computer code, networks, firmware, middleware, hardware, servers, workstations, hubs, routers, databases and all other information technology equipment and assets.

(n) Insurance. Except as set forth in Section 5.1(n) of the Company Disclosure Letter, all casualty, public liability excess, professional liability, worker’s compensation liability, directors and officers liability, environmental and pollution liability, property and machinery breakdown and extra expense liability, fiduciary and employee benefits liability and other material insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid, with such exceptions that, individually or in the aggregate, have not had, or would not have a Company Material Adverse Effect. Except as set forth in Section 5.1(n) of the Company Disclosure Letter, to the Company’s Knowledge, there is no claim pending with respect to the Company or any of its Subsidiaries under any of the Insurance Policies that covers any of their respective businesses, assets or properties for more than $5,000,000. The coverage provided by such policies is of the kinds, in the amounts and provides protection against the risks, required to comply with applicable Law as it relates to the business of the Company and its Subsidiaries and the Company’s and its Subsidiaries’ obligations under existing Material Contracts, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(o) Energy Regulatory Matters. Except as set forth on Section 5.1(o) of the Company Disclosure Letter, the Company is a “holding company” under the Public Utility Holding Company Act of 2005 (including the regulations of the FERC thereunder) with a currently effective waiver of the accounting, record-retention and reporting requirements to the extent set forth in 18 C.F.R.§ 366.3(c). Oncor is subject to regulation (i) under Texas Law as a “public utility,” an “electric utility” and a “transmission and distribution utility” (as such terms are defined under the Texas Public Utility Regulatory Act, as amended and under the ERCOT Protocols (as defined below)) as a “transmission and/or distribution service provider” (as such term is defined in the ERCOT Protocols), (ii) by FERC as a “transmitting utility” under the Federal Power Act and (iii) by FERC, the North American Electric Reliability Corporation (“NERC”) and the TRE as a “user, owner and operator of the bulk-power system” under Section 215 of the Federal Power Act, and its associated contracts, tariffs and other facilities listed in Section 5.1(o) of the Company Disclosure Letter are subject to FERC jurisdiction under FERC orders. As identified in Section 5.1(o) of the Company Disclosure Letter, Oncor also holds franchises granted by municipalities and other Governmental Entities for the placement of utility facilities in or along public rights of way. Except as set forth in Section 5.1(o) of the Company Disclosure Letter, the Company and its Subsidiaries are not parties to any ongoing regulatory proceedings at the PUCT or the FERC, and the Company and its Subsidiaries are not parties to any ongoing enforcement actions by the PUCT, the FERC, the TRE or the NERC, except for such regulatory proceedings and enforcement actions that have not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

As used in this Agreement, the term “ERCOT Protocols” means the documents adopted by ERCOT, including any attachments or exhibits referenced therein, as amended from time to time that contain the scheduling, operating, planning, reliability and settlement (including customer registration) policies, rules, guidelines, procedures, standards and criteria of ERCOT including all polices, guidelines, procedures, forms, and applications contained within the “Other Binding Documents” adopted by ERCOT.

(p) Brokers and Finders. Except as set forth in Section 5.1(p) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries has employed any agent, broker, finder or investment banker or incurred any liability for any brokerage, finders’ or other fee or commissions in connection with the Closing Date Transactions or the other transactions contemplated by this Agreement.

(q) Real Property. Except as set forth in Section 5.1(q) of the Company Disclosure Letter, or as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have either good title, in fee or valid leasehold, easement or other rights, to the real property, including the land, buildings, wires, pipes, structures and other improvements thereon and fixtures thereto, necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted free and clear of any Liens, options, rights of first refusal or other similar encumbrances. In the case of any such real property leased by the Company or any of its Subsidiaries, except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, there exists no uncured breach or default on the part of the Company or any of its Subsidiaries or, to the Knowledge of the Company, the landlord, under the applicable lease. There are no condemnation or eminent domain proceedings pending, or to the Knowledge of the Company threatened in writing, with respect to any real property that the Company or any of its Subsidiaries owns, leases or operates except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect.

(r) Company Material Contracts. Section 5.1(r) of the Company Disclosure Letter lists any Contract (other than a Contract filed as an exhibit to the Company Reports) (i) that would be required to be filed by the Company, EFIH or Oncor as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act), except for any such Contract that is a Benefit Plan, (ii) that imposes any material restriction on the right of the Company or any of its Subsidiaries to compete with any other Person or to engage or compete in any line of business or in any geographic area, or (iii) that, by its terms, (A) involves potential payments or obligations by or to the Company or any of its Subsidiaries in excess of (x) $10,000,000, in the case of the Company and its Subsidiaries other than the Oncor Entities, or (y) $150,000,000, in the case of the Oncor Entities, or (B) involves the grant to the Company or any of its Subsidiaries of any franchise or right to conduct business in any location or geographic area in which the total number of residential retail customers served by Oncor exceeds 50,000 customers or under which material revenues are generated by the Company or its Subsidiaries (each such Contract, including any Contracts entered into after the date hereof, which, if entered into prior to the date hereof, would have been required to be so listed, a “Company Material Contract”); provided, however, that the Company Material Contracts shall not be deemed to include any Contracts (I) if the rights and interests thereunder have been contributed to Reorganized TCEH pursuant to the Plan of Reorganization and the Company and its Subsidiaries do not have any obligation or liability in respect thereof or (II) that are to be fully and unconditionally terminated, discharged or rejected pursuant to the Plan of Reorganization (it being understood that the listing of any Contract in Section 5.1(r) of the Company Disclosure Letter shall not interfere with the ability for such Contract to be fully and unconditionally terminated, discharged or rejected pursuant to the Plan of Reorganization and on terms set forth therein if requested by Parent). Except as has not had and would not have, individually or in the aggregate, a Company Material Adverse Effect, (x) each Company Material Contract is in full force and effect unless terminated in accordance with its terms (assuming the due execution, authorization, and delivery by each other party thereto), (y) other than as a result of the filing of the Chapter 11 Cases, the Company and its Subsidiaries are not in breach of, or default under, the terms of such Company Material Contract and, to the Knowledge of the Company, no other party to a Company Material Contract is in breach of, or default under, the terms of such Company Material Contract, and (z) each Company Material Contract is a valid and binding obligation of the

Company or its Subsidiary that is a party thereto and, to the Knowledge of the Company, each other party to such Company Material Contracts in accordance with its terms subject, as to enforceability in the case of clauses (x) and (z), to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(s) Oncor Entities. Notwithstanding the covenants of the Company and EFIH set forth in Section 6.20, and without limiting those covenants, the Company and EFIH represent and warrant that the ability of the Company and EFIH to exercise control over the Oncor Entities, or cause the Oncor Entities to take any action, is only limited due to applicable Law (including the Prior PUCT Order) and the provisions set forth in the Investor Rights Agreement, the Second Amended and Restated Limited Liability Company Agreement of Oncor, dated as of November 5, 2008 (as amended, the “Oncor LLC Agreement”), and the Oncor Holdings Second Amended and Restated Limited Liability Company Agreement dated as of November 5, 2008 (“Oncor Holdings LLC Agreement,” and collectively with the Oncor LLC Agreement, the “Oncor LLC Agreements” and the Oncor LLC Agreements together with the IRA, the “Oncor Agreements”). The “Prior PUCT Order” means the order issued by the PUCT on April 24, 2008 in PUCT Docket No. 34077.

(t) Affiliate Transactions.

(i) Except for (x) the services provided under the Transition Services Agreement and (y) the goods, services and applications described in Section 5.1(t) of the Company Disclosure Letter, since December 31, 2016, no Vistra Entity has directly or indirectly, (A) provided or received material services to or from the Company or any of its Subsidiaries (excluding the Vistra Entities) or (B) billed to, or purchased a material amount of goods or other assets from, the Company or any of its Subsidiaries (excluding the Vistra Entities).

(ii) Except as otherwise set forth in the Transition Services Agreement and the agreements disclosed in Section 5.1(t) of the Company Disclosure Letter, there are no material written agreements or arrangements whereby (x) any of the Vistra Entities currently, directly or indirectly, licenses rights to use Intellectual Property to the Company or any of its Subsidiaries (excluding the Vistra Entities), or (y) the Company or any of its Subsidiaries (excluding the Vistra Entities) currently, directly or indirectly, licenses rights to use Intellectual Property to any of the Vistra Entities. “Vistra Entities” means collectively, Vistra Energy and its Subsidiaries.

(u) Anti-Corruption; OFAC.

(i) Since the Applicable Date, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees nor any agent or other Person acting on behalf of the Company or any of its Subsidiaries, has: (a) used any funds of the Company or any of its Subsidiaries for any unlawful contribution, gift, entertainment or other unlawful expense, in each case relating to political activity; (b) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate funds; (c) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977; or (d) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

(ii) The operations of the Company and its Subsidiaries are, and since the Applicable Date have been at all times, conducted in compliance in all material respects with applicable financial recordkeeping and reporting requirements of the Currency and Foreign Transactions Reporting Act of 1970, as amended, the money laundering statutes of all jurisdictions, the rules and regulations thereunder and any related or similar Laws (collectively, the “Money Laundering Laws”), and no action, suit or proceeding by or before any Governmental Entity or any arbitrator involving the Company or any of its Subsidiaries with respect to Money Laundering Laws is pending or, to the Knowledge of the Company, threatened in writing.

(iii) Neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers or employees nor any agent or other Person acting with authority on behalf of the Company or any of its Subsidiaries, is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

(v) TCEH Release. Pursuant to paragraph 82(a) of the Order Confirming the Third Amended Joint Plan of Reorganization of Energy Future Holdings Corp., et al., Pursuant to Chapter 11 of the Bankruptcy Code as it Applies to the TCEH Debtors and EFH Shared Services Debtors, on the TCEH Effective Date, the TCEH Debtors, the EFH Shared Services Debtors, the Reorganized TCEH Debtors, and the Reorganized EFH Shared Services Debtors (each as defined in the TCEH Plan) provided a release to, among others, the Company and EFIH from the Claims and Causes of Action (as defined in the TCEH Plan) set forth in such paragraph 82.

(w) NEE Termination. Prior to the execution and delivery of this Agreement by the Company and EFIH, the Company and EFIH have terminated that certain Agreement and Plan of Merger, by and among NextEra Energy, Inc., EFH Merger Co., LLC, EFIH and the Company, dated as of July 29, 2016 (and as amended on September 18, 2016).

Section 5.2 Representations and Warranties of Parent and Merger Subs. Except as set forth in reasonable detail in Parent’s Annual Report on Form 10-K for the year ended December 31, 2016, Parent’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 and Parent’s Current Reports on Form 8-K filed since December 31, 2016, in each case, filed with the SEC prior to the date hereof and to the extent the relevance of such disclosure of any item therein is reasonably apparent from the information disclosed (other than disclosures in the “Risk Factors” sections thereof or any such disclosures included in such filings that are cautionary, predictive or forward-looking in nature) (it being agreed that such disclosures shall not be exceptions to Section 5.2(a) and Section 5.2(d)(i)), Parent and the Merger Subs each hereby represent and warrant to the Company and EFIH, as of the date hereof and as of the Closing Date, that:

(a) Organization, Good Standing and Qualification. Each of Parent and each Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect (as defined below). Parent has made available to the Company a complete and correct copy of the certificate of formation and operating agreement or comparable governing documents of each of Parent and each Merger Sub, each as amended through the date hereof.

(b) Capital Structure.

(i) The authorized capital stock of Parent consists of 115,000,000 shares of Parent common stock, of which 77,174,325 shares of Parent common stock were issued and outstanding, and no shares of preferred stock as of the date hereof. All of the outstanding shares of Parent common stock have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, there were no options to purchase shares of Parent common stock issued and outstanding. Except as set forth in Section 1.8, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or sell any shares of capital stock or other equity securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding except in connection with the Mergers.

(ii) Upon any issuance of shares of Parent Preferred Stock or other Parent stock pursuant to Section 1.8, such shares of Parent Preferred Stock or other Parent stock, as applicable, will be duly authorized, validly issued, fully paid and non-assessable, and freely saleable and not subject to any resale restrictions except to the extent such restrictions are due to the status of the holder thereof.

(c) Corporate Authority. No vote of holders of capital stock of Parent is necessary to approve this Agreement, the Oncor Letter Agreement, the Closing Date Transactions, or the other transactions contemplated by this Agreement. Each of Parent and each Merger Sub has all requisite corporate or limited liability company, as applicable, power and authority and has taken all corporate or limited liability company, as applicable, action necessary in order to execute, deliver and perform its obligations under this Agreement, the Oncor Letter Agreement and any other agreement contemplated herein to be entered into by Parent or a Merger Sub. This Agreement and the Oncor Letter Agreement have been duly executed and delivered by each of Parent and each Merger Sub (as applicable) and each constitutes a valid and binding obligation of Parent and each Merger Sub (as applicable). This Agreement and the Oncor Letter Agreement are enforceable against each of Parent and each Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(d) Governmental Filings; No Violations; Etc.

(i) Other than the Vermont Insurance Approval, FERC Approval, the PUCT Approval, the FCC Approval, and filings in respect thereof and the filings and/or notices (A) pursuant to Section 1.5, (B) required as a result of facts or circumstances solely attributable to the Company or its Subsidiaries, a direct or indirect change of control thereof, or the operation of their businesses, (C) under the HSR Act, and (D) if the Parent Preferred Stock is issued pursuant to Section 1.8 (x) under the Securities Act with respect to any registration statement to be filed with the SEC on Form S-4 or other applicable registration statement in connection with the issuance by Parent of Parent Preferred Stock issuable pursuant to this Agreement, (y) under the Exchange Act, and (z) under any securities or “blue sky” laws of any jurisdiction in connection with the issuance by Parent of Parent Preferred Stock issuable pursuant to this Agreement (other than those items set forth in clauses (A) and (B), all such approvals being collectively the “Parent Approvals”), no notices, reports or other filings are required to be made by Parent or any of the Merger Subs with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or any of the Merger Subs from, the Bankruptcy Court or any other Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and each Merger Sub and the consummation by Parent and each Merger Sub of the Closing Date Transactions and the other transactions contemplated by this Agreement, except those the failure of which to make or obtain has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(ii) The execution, delivery and performance of this Agreement by Parent and the Merger Subs does not, and the consummation by Parent and the Merger Subs of the Mergers and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation, certificate of formation or bylaws or comparable governing documents of Parent or any of the Merger Subs or the comparable governing instruments of any of Parent’s Subsidiaries; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations or the creation of a Lien on any of the assets of Parent or any of its Subsidiaries pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject; (C) any change in the rights or obligations of any party under any such Contracts; or (D) assuming compliance with the matters referred to in Section 5.2(d)(i), a violation of any Law to which Parent or any of its Subsidiaries is subject, except, in the case of clause (B), (C) or (D) above, for any breach, violation, termination, default, creation, acceleration or change that has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Parent Reports; Financial Statements.

(i) Parent has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and other documents (including exhibits, financial statements and schedules thereto, and other information incorporated therein) required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act or any Contract governing any indebtedness of Parent requiring such filings to be made since the Applicable Date (the forms, statements, certifications, reports and documents filed or furnished since the Applicable Date and those filed or furnished subsequent to the date hereof, including any amendments thereto, the “Parent Reports”). Each of the Parent Reports, including any financial statements or schedules included therein, at the time of its filing or being furnished complied or, if not yet filed or furnished, will comply in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act applicable to the Parent Reports. As of their respective dates (or, if amended prior to, or after, the date hereof, as of the date of such amendment), the Parent Reports filed with or furnished to the SEC prior to the date hereof did not, and any Parent Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading. There are no outstanding or unresolved comments received from the SEC staff with respect to the Parent Reports. None of the Parent Reports is, to the knowledge of Parent, the subject of ongoing SEC review.

(ii) Each of the consolidated balance sheets included in or incorporated by reference into the Parent Reports as amended prior to the date hereof (including the related notes and schedules) fairly presents in all material respects, or, in the case of Parent Reports filed after the date hereof, will fairly present in all material respects the financial position of Parent and its consolidated Subsidiaries as of its date (and if amended, as of the date of the last such amendment prior to the date hereof) and each of the statements of consolidated income, comprehensive income, cash flows and shareholders’ equity included in or incorporated by reference into the Parent Reports (including any related notes and schedules), as finally amended prior to the date hereof, fairly presents in all material respects, or in the case of Parent Reports filed after the date hereof, will fairly present in all material respects the financial position, results of operations and cash flows, as the case may be, of Parent and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments), in each case in accordance with GAAP, except as may be noted therein.

(iii) Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, in each case, in all material respects. Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a material effect on the nature or reliability of the information disclosed in Parent’s periodic reports filed under the Exchange Act, (A) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are effective to ensure that information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents (including Parent’s chief executive officer and chief financial officer) and (B) Parent has not disclosed, and is not required to disclose, based on its most recent evaluation prior to the date of this Agreement, to Parent’s outside auditors and the audit committee of Parent’s board of directors, and has not had, (1) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, known to Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting.

(iv) Except as has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries is in compliance with the applicable provisions of the Sarbanes-Oxley Act. Without limiting the generality of the foregoing, neither Parent nor any of its Subsidiaries is a party to, or has a commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Parent or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand) or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC), where the result, purpose or effect of such Contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Reports or the financial statements included therein.

(f) Absence of Certain Changes. Since December 31, 2016, there has not occurred a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), other than liabilities and obligations (A) set forth in Parent’s consolidated balance sheet as of December 31, 2016, including the notes thereto, included in the Company Reports, (B) incurred in the ordinary course of business consistent with past practice since December 31, 2016, (C) incurred in connection with the Closing Date Transactions or any other transaction or agreement contemplated by this Agreement, (D) pursuant to any Contract that would be required to be filed by Parent as a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act, except for any such Contract that is a Benefit Plan) or that was or is material to the business, operations or financial condition of Parent and its Subsidiaries, taken as a whole (but not including any liability for breach thereunder), or (E) that has not had and would not have, individually or in the aggregate, have a Parent Material Adverse Effect.

For purposes of this Agreement “Parent Material Adverse Effect” means (i) any fact, event, change, effect, development, circumstance or occurrence that, individually or together with all other facts, events, changes, effects, developments, circumstances or occurrences, has had or would reasonably be expected to have a material and adverse effect on, or change in, the financial condition, business, assets, liabilities or results of operations of Parent and its Subsidiaries, taken as a whole, for the avoidance of doubt any reference in any provision hereof to any item that “would have a Parent Material Adverse Effect”, or any similar phrase, shall be interpreted as “individually or in the aggregate, has had or would be reasonably expected to have, a Parent Material Adverse Effect” (and such interpretation shall extend to the negative expression of such phrase, or any similar phrase, mutatis mutandis), or (ii) anything that prevents, materially restricts, or materially impairs Parent or the Merger Subs from consummating the Closing Date Transactions; provided, however, that, none of the following shall constitute or be taken into account in determining whether there has been or is a Parent Material Adverse Effect:

(i) (x) changes or developments in general economic or political conditions or the securities, credit or financial markets, in general, globally or outside of or in the U.S. or in the State of Texas or (y) changes that are the result of acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development (other than such acts of war or terrorism or any hurricane, tornado, tsunami, flood, earthquake or other natural disaster or other weather-related event, circumstance or development that cause any physical damage or destruction to or render physically or operationally unusable any facility or property of Parent, the Merger Subs or any of their respective Subsidiaries);

(ii) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local regulatory Governmental Entity (including, for the avoidance of doubt, the RTOs);

(iii) changes or developments generally affecting electric transmission or distribution systems (other than changes or developments that render operationally unusable any facility or property of Parent or the Merger Subs or any of their respective Subsidiaries);

(iv) changes or developments that are the result of factors generally affecting any industry in which Parent or its Subsidiaries operate;

(v) any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of Parent or any of its Subsidiaries with its customers, employees, regulators, financing sources or suppliers to the extent caused by the pendency or the announcement of the transactions contemplated by this Agreement or Plan of Reorganization;

(vi) changes, effects or developments to the extent relating to the entry into this Agreement, the performance of actions or obligations required to be taken by a party hereunder or consented to in writing by the Company and EFIH, including any change in Parent’s or any of its Subsidiaries’ credit ratings to the extent resulting therefrom;

(vii) changes or developments in GAAP or authoritative interpretation thereof after the date hereof; and

(viii) any failure by Parent or any of its Subsidiaries to meet any internal or public projections or forecasts or estimates of revenues or earnings for any period, in and of itself, provided that the exception in this clause shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect;

provided, further, that (x) facts, events, changes, effects, developments, circumstances or occurrences set forth in clauses (i) through (iv) above may be taken into account in determining whether there has been or is a Parent Material Adverse Effect to the extent such matters, changes, effects or developments have a disproportionate and adverse effect on Parent and its Subsidiaries, taken as a whole, as compared to other entities engaged in the relevant business in Texas or other relevant geographic area and (y) any condition or requirement attached to any order or approval issued by the PUCT, FERC or FCC that is necessary or was sought in order to consummate the transactions contemplated by this Agreement, and/or the Plan of Reorganization shall not constitute, or be deemed to contribute to, a Parent Material Adverse Effect.

(g) Litigation. There are no civil, criminal or administrative actions, suits, complaints, enforcement actions, penalty assessments, claims, hearings, arbitrations, investigations, inquiries, audits or other proceedings (formal or informal, public or non-public) pending or, to the knowledge of Parent, threatened in writing against Parent or any of its Subsidiaries, in each case that, individually or in the aggregate, has had or would have a Parent Material Adverse Effect. None of Parent or any of its Subsidiaries is a party to or subject to the provisions of any judgment, settlement, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon Parent, any of its Subsidiaries or any of their respective businesses, assets or properties which, individually or in the aggregate, has had or would have a Parent Material Adverse Effect.

(h) Available Funds. Parent and Merger Subs currently have available to them, and on or before the Effective Time, will have available to them, all funds necessary to satisfy Parent’s and Merger Subs’ obligations to consummate the Mergers and the other transactions required of them by this Agreement, including funding the Cash Deposit Amount and the DIP Repayment. Parent and Merger Subs acknowledge and agree that the consummation of the Mergers, and the other transactions contemplated by this Agreement, is not conditional upon the receipt by Parent or Merger Subs or availability of the proceeds of any financing and that any failure by Parent or Merger Subs to consummate the Mergers on the Closing Date (provided that at such time the conditions to the Closing set forth in Section 7.1 and 7.2 are otherwise satisfied or are to be satisfied at the Closing), by reason of absence of financing, shall constitute a breach by Parent and/or Merger Subs of this Agreement.

(i) Merger Subs. All of the issued and outstanding membership interests of the Merger Subs are validly issued and outstanding and are, and at the Effective Time will be, directly or indirectly, owned by Parent. None of the Merger Subs has conducted any business prior to the date hereof and has no, and prior to the Effective Time none of the Merger Subs will have any, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement.

(j) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of the Merger Subs for which the Company could have any liability prior to the Effective Time.

(k) Taxes. EFIH Merger Sub and Oncor Holdings Merger Sub are classified as disregarded entities and divisions of EFH Merger Sub for federal income tax purposes. Parent is classified as a corporation for federal income tax purposes. EFH Merger Sub is classified as a corporation for federal income tax purposes.

(l) Regulatory Status. Parent is a public utility holding company under the Public Utility Holding Company Act of 2005 (“PUHCA”). None of the Merger Subs is a public utility holding company under PUHCA. Neither Parent nor any of the Merger Subs is a public utility under the Federal Power Act.

(m) Oncor Entities. Parent and the Merger Subs acknowledge that the ability of the Company and EFIH to exercise control over the Oncor Entities, or cause the Oncor Entities to take any action, is limited due to applicable Law (including the Prior PUCT Order) and the provisions set forth in the Oncor Agreements.

(n) Claims. Neither Parent nor any of its Subsidiaries belongs to any Class of Claims (as such terms are defined in the Plan of Reorganization) against the E-Side Debtors.

(o) Certain Subsidiaries. Parent and the Merger Subs acknowledge and agree that, for purposes of determining the satisfaction of the condition set forth in Section 7.2(a), none of the representations and warranties of the Company and EFIH in this Agreement shall be deemed to be untrue, or fail to be true, due to the existence of any liability of a Spin-Off Entity or any other Subsidiary of the Company that will dissolve, liquidate, merge out of existence or be abandoned in accordance with the Plan of Reorganization and applicable Law, in each case which will be fully and unconditionally discharged at or prior to the Effective Time pursuant to the Plan of Reorganization or otherwise.

(p) Disclaimer of Other Representations and Warranties. EACH OF PARENT AND THE MERGER SUBS (INDIVIDUALLY AND ON BEHALF OF THEIR RESPECTIVE SUBSIDIARIES) ACKNOWLEDGES AND AGREES THAT NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY, WHETHER EXPRESS OR IMPLIED, AS TO ANY MATTER WHATSOEVER EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR THE ONCOR LETTER AGREEMENT, AS APPLICABLE, OR IN ANY CERTIFICATE DELIVERED BY THE COMPANY OR ITS SUBSIDIARIES TO PARENT IN ACCORDANCE WITH THE TERMS HEREOF OR THE ONCOR LETTER AGREEMENT, AND SPECIFICALLY (BUT WITHOUT LIMITING THE GENERALITY OF THE FOREGOING) THAT NEITHER THE COMPANY NOR ANY OF ITS SUBSIDIARIES MAKES ANY REPRESENTATION OR WARRANTY WITH RESPECT TO (X) ANY PROJECTIONS, ESTIMATES OR BUDGETS OF THE COMPANY AND ITS SUBSIDIARIES DELIVERED OR MADE AVAILABLE TO PARENT (OR ANY OF ITS AFFILIATES, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES OR REPRESENTATIVES) OF FUTURE REVENUES, RESULTS OF OPERATIONS (OR ANY COMPONENT THEREOF), CASH FLOWS OR FINANCIAL CONDITION (OR ANY COMPONENT THEREOF) OF THE COMPANY AND/OR ANY OF ITS SUBSIDIARIES OR (Y) THE FUTURE BUSINESS AND OPERATIONS OF THE COMPANY AND/OR ANY OF ITS SUBSIDIARIES.

ARTICLE VI

Covenants

Section 6.1 Interim Operations.

(a) Each of the Company and EFIH covenants and agrees as to itself and each of its Subsidiaries (other than the Oncor Entities) that, except (i) as otherwise specifically permitted or required by the provisions of this Agreement and the Plan of Reorganization, (ii) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (iii) as is required by any applicable Law or any Governmental Entity; provided that, to the extent legally permissible, the Company or EFIH shall provide prompt written notice to Parent of any such requirement; (iv) as set forth in Section 6.1(a) of the Company Disclosure Letter, or (v) as required by the Bankruptcy Court in the Chapter 11 Cases without any of the E-Side Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), in each case after the date hereof and prior to the earlier of the Termination Date (as defined below) and the Effective Time, each of the Company and EFIH shall, and shall cause each of their respective Subsidiaries (other than the Oncor Entities) to, conduct its business and the Chapter 11 Cases in accordance with the Bankruptcy Code and the orders of the Bankruptcy Court and use its reasonable best efforts to preserve its business organizations intact, and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, employees and business associates. Notwithstanding the foregoing, from the date of this Agreement until the earlier of the Termination Date and the Effective Time, except (A) as otherwise specifically permitted or required by the provisions of this Agreement and the Plan of Reorganization, (B) as Parent may approve in writing (such approval, not to be unreasonably withheld, delayed or conditioned), (C) as is required by any applicable Law or any Governmental Entity, (D) as set forth in Section 6.1(a) of the Company Disclosure Letter or (E) as required by the Bankruptcy Court in the Chapter 11 Cases without any of the E-Side Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), each of the Company and EFIH will not and will not permit any of its respective Subsidiaries (other than the Oncor Entities) to:

(i) adopt any change in its certificate of incorporation, bylaws, limited liability company agreement or other applicable governing instruments;

(ii) merge or consolidate with any other Person;

(iii) adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization other than the Plan of Reorganization;

(iv) make any acquisition of any assets or Person for a purchase price individually or in the aggregate in excess of $10,000,000;

(v) issue, sell, pledge, dispose of, grant, transfer, lease, license, guarantee, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of any shares of its capital stock or other equity interests; other than (A) the issuance of shares of EFH Common Stock upon the settlement of awards under the Company Stock Plans (and dividend equivalents thereon, if applicable), (B) the issuance of equity interests by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company, or (C) pursuant to permitted borrowings under the DIP Facility or the modification, replacement, refunding, renewal, extension or refinancing of the DIP Facility or the modification, replacement, refunding, renewal, extension or refinancing thereof (provided that any modification, replacement, refunding, renewal, extension or refinancing shall not be for an amount greater than the then current outstanding principal amount thereof except by an amount equal to the unpaid accrued interest and premium thereon plus the reasonable amounts paid in respect of fees and expenses incurred in connection with such modification, replacement, refunding, renewal, extension or refinancing), or, securities convertible or exchangeable into or exercisable for any shares of such capital stock or other equity interests, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other equity interests or such convertible or exchangeable securities;

(vi) make any loans, advances or capital contributions to, or investments in, any Person (other than in or to the Company or any direct or indirect wholly owned Subsidiary of the Company) individually or in the aggregate in excess of $10,000,000;

(vii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock or other equity interests (except for dividends paid by any direct or indirect wholly owned Subsidiary to the Company or to any other direct or indirect wholly owned Subsidiary of the Company) or enter into any agreement with respect to the voting of its capital stock or other equity interests or take any action that would result in the Company or any of its Subsidiaries becoming subject to any restriction not in existence on the date hereof with respect to the payment of distributions or dividends;

(viii) reclassify, split, combine or subdivide, directly or indirectly, any of its capital stock, equity interests or securities convertible or exchangeable into or exercisable for any shares of its capital stock or equity interests;

(ix) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any of its capital stock or equity interests or any securities of convertible into or exchangeable or exercisable for capital stock or equity interests, or any warrants, calls, options or other rights to acquire any such capital stock, securities or interests;

(x) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell, incur or otherwise acquire any indebtedness for borrowed money or any debt securities or rights to acquire debt securities, of the Company or any of its Subsidiaries other than pursuant to the Plan of Reorganization, or assume, guarantee or otherwise become responsible for such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), except for indebtedness for borrowed money (A) incurred or repaid under the DIP Facility or the modification, replacement, refunding, renewal, extension, repayment or refinancing (subject to clause (v) above) thereof, in each case, to the extent approved by the Bankruptcy Court in the Chapter 11 Cases, or (B) incurred by drawing under outstanding letters of credit;

(xi) (A) grant to any Employee or any member of the board of directors (or similar governing body) or consultant any increase in compensation or benefits other than increases in the ordinary course of business, (B) grant to any Employee or any member of the board of directors (or similar governing body) or consultant any increase in change in control, severance or termination pay, (C) amend in any material respect or terminate any Assumed Plan or related agreement thereunder or establish, adopt, enter into any plan or related agreement that would be a Benefit Plan if in existence on the date hereof or with respect to any actions taken to terminate and wind-down any Discharged Plan or as otherwise required under the terms of this Agreement, (D) take any action to accelerate the time of vesting, funding or payment of any compensation or benefits under any Assumed Plan or EFH Retirement Plan or related agreement thereunder (or any plan or related agreement that would be an Assumed Plan if in existence on the date hereof); provided that with respect to the Discharged Plans, such actions may be taken that are in furtherance of the confirmation of a plan of reorganization or the termination and wind-down of such Discharged Plans, (E) grant any new awards, or any outstanding awards, under any Assumed Plan or related agreement thereunder (or any plan or related agreement that would be an Assumed Plan if in existence on the date hereof), or (F) enter into or amend any collective bargaining agreement or other agreement with a labor union, works council or similar organization, except in the case of the foregoing clauses (A) through (F) for actions required pursuant to the terms of any Benefit Plan, or in accordance with the terms and conditions of this Agreement or applicable Law; provided, however, that following the date of this Agreement and notwithstanding anything to the contrary herein, the Company and EFIH may, and may permit any of their respective Subsidiaries to, hire any individual or engage any individual, as an interim employee through a third party staffing agency or as an independent contractor or consultant, with such engagements to end in all instances prior to the Effective Time, to the extent reasonably necessary for the Company’s operations, and may, notwithstanding anything contained in this Agreement to the contrary, provide compensation and benefits that, for all such persons as a group, (i) does not exceed $15,000,000 in the aggregate in any annual period and (ii) does not impose any liability on the reorganized Company and its Subsidiaries following the Closing;

(xii) make or authorize any capital expenditure in an amount in excess of $1,000,000, in the aggregate, during any 12 month period;

(xiii) make any material changes with respect to its financial accounting methods, principles, policies, practices or procedures, except as required by Law or by changes in GAAP;

(xiv) make (excluding any elections made (a) in the ordinary course of business or (b) under Section 168(k) of the Code) or change any material Tax election, change any material method of Tax accounting, settle or compromise any material Tax liability, claim or assessment or agree to an extension or waiver of the limitation period to any material Tax claim or assessment, grant any power of attorney with respect to material Taxes, enter into any closing agreement with respect to any material Tax or refund, amend any material Tax Return, or surrender any right to claim a material Tax Refund of the Company or any of its Subsidiaries, in each case, other than with respect to any such actions agreed to in connection with any audit or other Tax proceedings disclosed in Section 6.1(a)(xiv) of the Company Disclosure Letter; provided, however, that the full details of any such actions shall be disclosed to Parent if such actions would result in the inclusion of any material item of income in, or the exclusion of any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date which taxable income was realized (and reflects economic income arising) prior to the Closing Date;

(xv) waive, release, assign, settle or compromise any pending or threatened claim, action, suit or proceeding against the Company or any of its Subsidiaries other than settlements or compromises (A) that would result in the payment by the Company and its Subsidiaries of less than $10,000,000 in the aggregate, and (B) that do not entail the acceptance or imposition of any material restrictions on the business or operations of the Company or its Subsidiaries;

(xvi) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, product lines or businesses of the Company or its Subsidiaries with a fair market value in excess of $10,000,000 in the aggregate for all such actions, other than (A) sales of obsolete goods or equipment, or (B) cancellation of, abandonment of, allowing to lapse or expire, or the licensing or sublicensing of, material Intellectual Property, in each of (A) and (B), in the ordinary course of business consistent with past practice or in accordance with the Bankruptcy Code or the orders of the Bankruptcy Court; provided, however, that in no event shall the Company or any of its Subsidiaries (other than the Oncor Entities) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any capital stock or other equity interests of any of their respective Subsidiaries other than in connection with the modification, replacement, refunding, renewal, extension or refinancing (subject to clause (v) above) of the DIP Facility;

(xvii) except as permitted by clause (v)(C) above, enter into, terminate (other than at the end of a term), renew or materially extend or amend any Company Material Contract or Contract that, if in effect on the date hereof, would be a Company Material Contract; or waive any material default under, or release, settle or compromise any material claim against the Company or any of its Subsidiaries or liability or obligation owing to the Company or any of its Subsidiaries, under any Company Material Contract or Contract that, if in effect on the date hereof, would be a Company Material Contract, other than pursuant to the Plan of Reorganization;

(xviii) enter into any Contract that contains a change of control or similar provision that would require a payment to any Person counterparty thereto in connection with the consummation of the transactions contemplated by this Agreement that would not otherwise be due;

(xix) fail to maintain in full force and effect material insurance policies covering the Company and its Subsidiaries (other than the Oncor Entities) and their respective properties, assets and businesses in a form and amount consistent with past practice; or

(xx) agree, authorize or commit to do any of the foregoing.

(b) Notwithstanding anything in Section 6.1(a) to the contrary, the Company and its Subsidiaries may take commercially reasonable actions consistent with prudent industry practices that would otherwise be prohibited pursuant to Section 6.1(a) in order to prevent the occurrence of, or mitigate the existence of, an emergency situation involving endangerment of life, human health, safety or the Environment or the protection of equipment or other assets; provided, however, that the Company shall provide Parent with notice of such emergency situation and any such action taken by the Company or any of its Subsidiaries (other than the Oncor Entities) as soon as reasonably practicable after obtaining Knowledge thereof.

(c) Except for actions required, or specifically permitted, under the terms of this Agreement or the Plan of Reorganization or as required by the Bankruptcy Code or the Bankruptcy Court in the Chapter 11 Cases without any of the Debtors having requested or applied (or having requested that any of their respective Affiliates make such request or application) for the Bankruptcy Court to impose such requirement (and with the Company and EFIH, to the extent requested by Parent prior to such imposition, having used commercially reasonable efforts to challenge such imposition before the Bankruptcy Court), and subject to Sections 6.19 and 6.20, none of Parent, Merger Subs, the Company or EFIH shall intentionally take (or fail to take if required by this Agreement, the Plan of Reorganization, any Governmental Entity, the Bankruptcy Court, applicable Law or contractual obligation) or permit any of its Subsidiaries to take (or fail to take if required by this Agreement, the Plan of Reorganization, any Governmental Entity, the Bankruptcy Court, applicable Law or contractual obligation) any action that if taken (or failed to be taken) would reasonably be expected to prevent or impair in any material respect the consummation of the Closing Date Transactions or the Minority Interest Acquisition.

(d) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.

Section 6.2 Acquisition Proposals.

(a) Alternative Proposals.

(i) Notwithstanding anything to the contrary herein, during the period beginning at the date of this Agreement and continuing until the entry of the Approval Order, the Company and EFIH and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors, agents or representatives (collectively, “Representatives”) shall have the right to: (x) solicit, initiate, encourage, induce or facilitate Acquisition Proposals, including by way of providing access to non-public information concerning the Company or its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement (as defined below); provided that, to the extent not previously made available to Parent, the Company and EFIH shall substantially concurrently make available to Parent and Merger Subs any material non-public information concerning the Company or its Subsidiaries that is provided by or on behalf of the Company or any of its Subsidiaries (or the Oncor Entities to the extent Parent is aware of the Oncor Entities providing such information) to any such Person which was not previously made available to Parent or Merger Sub; (y) enter into, maintain or continue discussions or negotiations with respect to Acquisition Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations; and (z) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any such Acquisition Proposal which the Company Board or the board of managers of EFIH determines in good faith (after consultation with their independent financial advisor and outside legal counsel, and based on the advice of such counsel) is, or is reasonably likely to lead to, a Superior Proposal.

(ii) Notwithstanding anything to the contrary herein, and subject to compliance with the other provisions of this Section 6.2, during the period beginning at the entry of the Approval Order and continuing until the entry of the EFH Confirmation Order, the Company and EFIH and their Representatives shall have the right to: (x) (A) continue discussions or negotiations with respect to Acquisition Proposals with any Person (provided, that such Person is a party to an Acceptable Confidentiality Agreement (as defined below)) that has submitted prior to the entry of the Approval Order a written indicative bid that the Company or EFIH is in active negotiations over at the time of the entry of the Approval Order, and (B) have discussions or negotiations with (or otherwise encourage or facilitate) any Person that submits an unsolicited bona fide written Acquisition Proposal that did not arise from a breach of this Section 6.2 which the Company Board or the EFIH board of managers determines in good faith (in each case, after consultation with their independent financial advisor and outside legal counsel, and based on advice of such counsel) is, or is reasonably likely to lead to a Superior Proposal; provided, that such Persons are party to an Acceptable Confidentiality Agreement; (y) provide access to non-public information concerning the Company or its Subsidiaries (including providing access to an online or physical dataroom) to any such Person; provided, that, to the extent not previously made available to Parent, the Company and EFIH shall substantially concurrently make available to Parent and Merger Subs any material non-public information concerning the Company or its Subsidiaries that is provided by or on behalf of the Company or any of its Subsidiaries (or the Oncor Entities to the extent that Parent is aware of the Oncor Entities providing such information) to any such Person which was not previously made available to Parent or Merger Sub; and (z) adopt, approve or recommend or propose to adopt, approve or recommend (publicly or otherwise) any such Acquisition Proposal which the Company Board or the board of managers of EFIH determines in good faith (after consultation with their independent financial advisor and outside legal counsel, and based on advice of such counsel) is a Superior Proposal.

(b) Except as expressly permitted pursuant to Section 6.2(a), at the time of entry of the Approval Order the Company and EFIH shall, and shall cause their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) to, and the Company, EFIH and such Subsidiaries shall cause their respective Representatives to, immediately (w) cease and cause to be terminated all existing discussions or negotiations with, and all ongoing solicitations of, any Person with respect to any Acquisition Proposal, (x) not to initiate, encourage, induce or facilitate any inquiry or proposal that is reasonably expected to lead to an Acquisition Proposal, (y) instruct the prompt return or destruction of all confidential information previously furnished to any Person by or on behalf of the Company or EFIH or their respective Subsidiaries in connection with an Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal (other than with respect to any Person that the Company and EFIH are permitted to continue to negotiate with pursuant to Section 6.2(a)(ii)) and (z) terminate all physical and electronic dataroom access previously granted to any Person by or on behalf of the Company or EFIH or their respective Subsidiaries in connection with an Acquisition Proposal or any inquiry or proposal that could reasonably be expected to lead to an Acquisition Proposal (other than with respect to any Person that the Company and EFIH are permitted to continue to negotiate with pursuant to Section 6.2(a)(ii)), other than in each case, and solely in connection with this Agreement or any other proposal from Parent, the Company, its Subsidiaries and their respective Representatives.

(c) Except as expressly permitted pursuant to Section 6.2(a), from the entry of the Approval Order until the earlier of the Termination Date or the Closing Date, the Company and EFIH shall not, and shall cause their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) not to, and the Company, EFIH and such Subsidiaries shall cause their respective Representatives not to, (i) directly or indirectly solicit, initiate, encourage, or knowingly induce or knowingly facilitate any Acquisition Proposal, or any inquiry or proposal that is reasonably expected to lead to an Acquisition Proposal, or (ii) directly or indirectly participate in any discussions or negotiations with any Person regarding, or furnish to any Person, any information with respect to, or cooperate in any way with any Person with respect to, any Acquisition Proposal, or any inquiry or proposal that is reasonably expected to lead to an Acquisition Proposal, other than in each case, and solely in connection with this Agreement or any other proposal from Parent, the Company, its Subsidiaries and their respective Representatives.

(d) Except as set forth in Section 6.2(e), neither the Company Board nor the EFIH board of managers, nor any committee thereof shall allow the Company or EFIH, as the case may be, or any of their respective Subsidiaries (other than the Oncor Entities, subject to Section 6.20) to execute or enter into, any binding letter of intent, memorandum of understanding, term sheet, agreement or commitment (other than an Acceptable Confidentiality Agreement), that constitutes an Acquisition Proposal, or requires, or would reasonably be expected to cause, the Company or EFIH to terminate this Agreement (a “Company Acquisition Agreement”).

(e) Prior to the Company or EFIH, as applicable, terminating this Agreement pursuant to Section 8.3(e) or Section 8.3(f), as the case may be, (A) the Company shall provide prior written notice to Parent of the submission of any Acquisition Proposal for which the Company or EFIH is prepared to terminate this Agreement at least three (3) Business Days prior to terminating this Agreement, which notice shall specify the material terms and conditions of any such Acquisition Proposal, the identity of the Person making such Acquisition Proposal and a copy of the most current draft of each Company Acquisition Agreement related thereto (“Company Notice”) (it being understood that neither the Company nor EFIH shall enter into any agreement or commitment which prohibits the Company or EFIH, as a condition of an Acquisition Proposal or as a condition to the submission of an Acquisition Proposal, from furnishing the Company Notice), and (B) the Company Board or the board of managers of EFIH, as the case may be, shall have determined in good faith (in each case, after consultation with its independent financial advisor and outside legal counsel, and based on advice of such counsel) that such Acquisition Proposal is a Superior Proposal, and after such three (3) Business Days the Company Board or the board of managers of EFIH, as the case may be, may terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), as applicable and enter into a Company Acquisition Agreement, if concurrently with such termination, it determines in its sole discretion after consultation with its independent financial advisor and outside legal counsel, and based on advice of such counsel, that such Acquisition Proposal is a Superior Proposal and, that as a result, the failure to terminate this Agreement is inconsistent with its fiduciary duties. In determining whether to terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), the relevant board shall take into account all changes to the terms of this Agreement proposed by Parent after the date hereof in response to such a Company Notice, and any other information deemed relevant or appropriate by such board. The obligations set forth in this Section 6.2(e) are in addition to those set forth in the other provisions of this Section 6.2, including for the avoidance of doubt Section 6.2(f).

(f) Following the entry of the Approval Order, the Company or EFIH shall as promptly as reasonably practicable (i) and in any event before engaging in, or continuing, any material discussions with any Person (or its Representatives) who submits, or has submitted, an Acquisition Proposal, or providing material information to such Person (or its Representatives), enter into an Acceptable Confidentiality Agreement with such Person (to the extent an Acceptable Confidentiality Agreement is not already in effect with such Person), and advise Parent in writing of each such Acquisition Proposal, the material terms and conditions of any such Acquisition Proposal (including any material changes to such material terms and conditions promptly after receipt thereof) and provide to Parent a copy of each Company Acquisition Agreement relating to such Acquisition Proposal and the identity of such Person and its Representatives; (ii) make available to Parent and Merger Subs any material information that it or its Representatives make available to each such Person described in preceding clause (i) or its Representatives which was not previously made available to Parent or Merger Subs, concurrently with the making available of such information to such Person or its Representatives; and (iii) inform Parent and Merger Subs of any material developments with respect to each Acquisition Proposal described in this sentence. The obligations set forth in this Section 6.2(f) shall apply with respect to any Acquisition Proposal submitted before or after the date hereof, and the Company and EFIH acknowledge and agree that, to the extent an Acquisition Proposal which meets the requirements for discussions or other actions to occur as contemplated by this Section 6.2 is submitted by or on behalf of a Person with whom the Company or any of its Subsidiaries has previously entered a confidentiality agreement, such obligations set forth in this Section 6.2(f) may require an amendment to such agreement in order for such Acquisition Proposal to be pursued by the Company or EFIH. To the extent that Parent or any of its Affiliates receive the identity of any other potential acquiror from the Company or EFIH pursuant to this Section 6.2, the recipient thereof shall maintain the confidentiality of such identity, and shall only share such identity with its legal advisors for purposes of receiving legal advice.

(g) Notwithstanding anything to the contrary herein, during the period beginning at the date of the entry of the EFH Confirmation Order and continuing until the earlier of the Termination Date or the Closing Date, the Company and EFIH and their Representatives shall have the right to: (x) solicit, initiate, encourage, induce or facilitate Backup Plan Proposals, including by way of providing access to non-public information concerning the Company or its Subsidiaries to any Person pursuant to an Acceptable Confidentiality Agreement; (y) enter into, maintain or continue discussions or negotiations with respect to Backup Plan Proposals or otherwise cooperate with or assist or participate in, or facilitate any such inquiries, proposals, discussions or negotiations; and (z) adopt, approve, recommend, or enter into a definitive agreement with respect to or propose to adopt, approve, recommend, or enter into a definitive agreement with respect to (publicly or otherwise) any such Backup Plan Proposal; provided, however, that the Company and EFIH shall use commercially reasonable efforts (x) to keep confidential any solicitation, negotiation, facilitation, and documentation by any Debtor of a Backup Plan Proposal and (y) to enter into confidentiality agreements with any counterparty to any agreement regarding support for and/or financing of a Backup Plan Proposal, which confidentiality agreement provides that the existence and terms of such Backup Plan Proposal shall be kept confidential and shall not be publicly disclosed, except in each case to the extent required by applicable Law.

(h) For purposes of this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains provisions that are not less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement and, solely to the extent executed after the date of this Agreement, does not prohibit the Company or any of its Subsidiaries from providing information to Parent that Parent is expressly entitled to receive from the Company in accordance with this Section 6.2.

“Acquisition Proposal” means any inquiry, proposal or offer from or by a Person (other than Parent or any of its Subsidiaries and their respective agents and Representatives) with respect to (i) a merger, acquisition, consolidation, dissolution, equitization, equity investment, liquidation, tender offer, recapitalization, plan of reorganization, share exchange, business combination or similar transaction involving the Company and/or one or more of its Subsidiaries, or (ii) any other transaction involving the Company and/or one or more of its Subsidiaries which results in the direct or indirect acquisition of more than 20% of the assets of the Company and its Subsidiaries on a consolidated basis or in the direct or indirect acquisition of more than 20% of the equity interests or voting power of the Company, EFIH or any of the Oncor Entities provided, however, that a Backup Plan Proposal (as defined below) shall not constitute an Acquisition Proposal.

“Backup Plan Proposal” means any inquiry, proposal or offer that (i) would constitute an Acquisition Proposal (including, for the avoidance of doubt, a standalone plan of reorganization negotiated with existing creditors of the Company or EFIH) and, (ii) by its terms, contemplates consummation or closing of such Backup Plan Proposal only after termination of this Agreement other than a termination arising as a result of the adoption, approval, recommendation, or entry into a definitive agreement with respect to such Backup Plan Proposal.

“Superior Proposal” means a bona fide Acquisition Proposal (except that references to 20% shall be changed to 50%) which the Company Board or the board of managers EFIH, as the case may be, determines in good faith would, if consummated, result in a superior transaction to the Company or EFIH, as applicable, than the transactions contemplated by this Agreement after consultation with its independent financial advisors and outside legal counsel, and based on advice of such counsel, and, taking into account (x) the likelihood and timing of consummation and (y) all material legal, financial (including the financing terms of any such proposal), conditionality, regulatory and other aspects of such proposal, in each case as compared to the transactions contemplated by this Agreement.

Section 6.3 Filings; Other Actions; Notification.

(a) Cooperation.

(i) The Company and EFIH, on the one hand, and Parent and the Merger Subs, on the other hand, shall cooperate with each other and use, and shall cause their respective Subsidiaries (other than, with respect to the Company and EFIH, the Oncor Entities, subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates) to use, their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done, and assist and cooperate with the other parties and the Oncor Entities in doing, all things reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws to consummate and make effective the transactions contemplated by this Agreement and the Plan of Reorganization, as promptly as reasonably practicable, including negotiating, preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement and the Plan of Reorganization. The Company agrees that, prior to the termination of this Agreement, it will not withdraw any Application (as defined below) made pursuant to the terms of this Agreement or the Plan of Reorganization without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed. The Company and Parent shall supply as promptly as reasonably practical any additional information and documentary material that may be requested by any Governmental Entity in connection with the Applications; provided that notwithstanding the foregoing or anything else in this Agreement to the contrary, the Company’s and its Subsidiaries’ (other than the Oncor Entities, subject to Section 6.20) sole obligations with respect to the Minority Interest Acquisition are set forth in this Section 6.3, Section 6.18, and Section 6.19.

(ii) The Company and Parent shall use their respective reasonable best efforts to make all filings required of the Company, EFIH, Parent and the Merger Subs under the HSR Act in connection with the transactions contemplated by this Agreement which shall be filed as promptly as reasonably practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order. The filing fees of the Company and Parent required under the HSR Act in connection with the Mergers shall be at Parent’s sole cost and expense and any other filing fees in connection with any filing(s) under the HSR Act shall be at the cost and expense of the Person considered to be the “acquiring person” pursuant to the HSR Act in connection with such filing(s).

(iii) Parent shall, pursuant to the Oncor Letter Agreement or otherwise, and the Company and EFIH shall, pursuant to Section 6.20 or otherwise, use their reasonable best efforts to cause Oncor to file with the FERC an application for the FERC Approval as promptly as reasonably practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order.

(iv) Each party shall, and shall cause its respective Subsidiaries (other than, with respect to the Company and EFIH, the Oncor Entities subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates) to appear formally (including by providing testimony) or informally before the Bankruptcy Court or any other Governmental Entity if reasonably requested by the other party or required by the Bankruptcy Court or such Governmental Entity in connection with the transactions contemplated by this Agreement or the Plan of Reorganization.

(v) Parent shall, pursuant to the Oncor Letter Agreement or otherwise, and the Company and EFIH shall, pursuant to Section 6.20 or otherwise, use their reasonable best efforts to cause Oncor to submit to the PUCT a single, integrated filing (on behalf of the parties) that requests prior approval by the PUCT of the transactions contemplated by this Agreement (the “PUCT Filing”) as promptly as practicable, but in no event later than the later to occur of (A) forty-five (45) days after the date hereof and (B) two (2) Business Days following receipt of the Approval Order.

(vi) Notwithstanding anything in this Section 6.3 or otherwise in this Agreement, in connection with any filing under the HSR Act (the “HSR Filing”), the PUCT Filing or application submitted to the FCC or FERC with respect to the transactions contemplated by this Agreement (together, the “FCC/FERC Applications” and, together with the PUCT Filing and the HSR Filing, the “Applications”), the Company will not object to Parent leading, in close cooperation with Oncor and in cooperation with the Company, (A) the scheduling and conducting of all formal meetings with all Governmental Entities (and the staffs thereof), (B) the coordination and making of all Applications and filings with any Governmental Entity and (C) the process for obtaining any consents, registrations, approvals, permits and authorizations of any Governmental Entity, in each case, as may be necessary or advisable to be made or obtained in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Closing Date Transactions and, subject to Sections 6.19 and 6.20, and the Minority Interest Acquisition. Parent shall also have the right to reasonably determine the content, terms and conditions of such Applications (and any amendments or supplements thereto) and filings, but for the avoidance of doubt the PUCT Filing shall contain all of the key terms and undertakings set forth in Exhibit G hereto (the “Key Regulatory Terms”), and to resolve any investigation or other inquiry of any Governmental Entity (and the staffs thereof), including the PUCT, in each case, as may be necessary or reasonably advisable to be made or obtained (in the case of such applications or filings) or resolved (in the case of such investigations and other inquiries), in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement, including the Closing Date Transactions and, subject to Sections 6.19 and 6.20 and the Minority Interest Acquisition. Prior to making any decisions pursuant to this Section 6.3(a)(vi), Parent shall consult and collaborate in good faith with the Oncor Entities and the Company and EFIH with respect to such decisions and consider in good faith the views of the Oncor Entities and the Company and EFIH.

(vii) Subject to Laws relating to the exchange of information, Parent and the Merger Subs, on the one hand, and the Company and EFIH, on the other hand, shall, and shall cause their respective Subsidiaries (other than the Oncor Entities) and controlled Affiliates (other than Parent’s regulated Subsidiaries and regulated controlled Affiliates) to, use their respective reasonable best efforts to provide the other a reasonable opportunity to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all material information that appears in any filing made with, or written materials submitted to, or oral presentations or testimony made to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing rights and obligations, each of the Company, EFIH, Parent and the Merger Subs shall act reasonably and as promptly as practicable.

(viii) Parent and the Merger Subs, on the one hand, and the Company and EFIH, on the other hand, agree not to schedule, to the extent reasonably practicable, any substantive meetings or substantive communications with any Governmental Entity or in pursuit of obtaining any necessary clearances pursuant to the HSR Act regarding the transactions contemplated by this Agreement or the Plan of Reorganization without giving the other party or its Representatives a reasonable opportunity to participate in such meeting or communication to the extent permitted by such Governmental Entity and to the extent with respect to matters involving any of the Applications, unless Parent reasonably believes that such participation would be imprudent provided that Parent may not exclude the Company or EFIH from any such meeting or communication if a Governmental Entity has requested that the Company or EFIH participate, and in any event the parties hereto shall keep each other reasonably apprised of all material substantive communications with Governmental Entities of which they are aware regarding the transactions contemplated by this Agreement or the Plan of Reorganization. Parent and the Merger Subs, on the one hand, and the Company and EFIH, on the other hand, shall use their reasonable best efforts to obtain the PUCT Approval and the FERC Approval as expeditiously as possible.

(ix) In the event that the Company and Parent agree in writing upon the use of common counsel or consultants with respect to the negotiation, preparation or filing of any necessary consent, registration, approval, permits and/or authorizations under this Section 6.3(a), they shall share equally the fees and expenses of such counsel and consultants.

(b) Information. Subject to Section 6.3(f), the Company and EFIH, on the one hand, and Parent and Merger Subs, on the other hand, shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries and controlled Affiliates (other than, with respect to the Company, the Oncor Entities, subject to Section 6.20 and with respect to Parent, its regulated Subsidiaries and regulated controlled Affiliates), directors, officers and equityholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, the Merger Subs, the Company or any of their respective Subsidiaries (other than the Oncor Entities subject to Section 6.20 hereof) to or with any Governmental Entity in connection with the Applications.

(c) Status. Subject to Section 6.3(f) and the instructions of the Bankruptcy Court or any other Governmental Entity, the Company and EFIH, on the one hand, and Parent and the Merger Subs, on the other hand, shall keep the other reasonably apprised of the status of material matters relating to completion of the transactions contemplated by this Agreement or the Plan of Reorganization, including, upon reasonable request, promptly furnishing the other with copies of notices or other communications received by Parent or the Merger Subs or the Company or EFIH, as the case may be, or any of their Subsidiaries (other than the Oncor Entities, subject to Section 6.20), from the Bankruptcy Court or any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement or the Plan of Reorganization. The Company and EFIH will also keep Parent reasonably and regularly advised of the status and progress of, and provide to Parent any information reasonably requested by Parent regarding, any other consents of the Bankruptcy Court or any other Governmental Entities required in connection with the implementation and consummation of the transactions contemplated by the Plan of Reorganization that are related to or could reasonably be expected to affect the transactions contemplated by this Agreement.

(d) Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.3, each of the Company and EFIH and Parent and Merger Subs shall use its reasonable best efforts to take, or cause to be taken, the following actions:

(i) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity (including the FCC, the FERC and the PUCT) with jurisdiction over any Company Approvals or Parent Approvals of information and documents reasonably requested by any such court or Governmental Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement or the Plan of Reorganization;

(ii) with respect to the HSR Filing, obtaining the expiration or earlier termination of any waiting period under the HSR Act applicable to the transactions contemplated by this Agreement, and with respect to the FCC Approval, the FERC Approval and the PUCT Approval and all other approvals and consents of a Governmental Entity, obtaining all such necessary approvals and avoiding the entry or enactment of any permanent, preliminary or temporary injunction or other order, decree, decision, determination, judgment or Law that, individually or in the aggregate, would be reasonably likely to prevent, enjoin or otherwise prohibit, or materially impair, restrain or restrict, the transactions contemplated by this Agreement or the Plan of Reorganization, including Parent and Merger Subs, subject to the first sentence of the last paragraph of Section 6.3(e), taking all actions required by, and accepting all conditions and/or requirements imposed under the terms of any, consent, registration, order, approval or authorization issued by any Governmental Entity in connection with the transactions contemplated by this Agreement or the Plan of Reorganization to the extent that any such condition or requirement is a Key Regulatory Term or is not otherwise a Burdensome Condition; and

(iii) in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement or the Plan of Reorganization unlawful or that would prevent, enjoin or otherwise prohibit, or materially impair, restrain or restrict, the transactions contemplated by this Agreement or the Plan of Reorganization, vacate, modify, reverse, suspend, prevent, eliminate, avoid, remove or comply with such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit prompt consummation of the transactions contemplated by this Agreement.

(e) Acceptable Conditions. Notwithstanding the obligations set forth in this Section 6.3 or elsewhere in this Agreement, (A) Parent and the Merger Subs shall not be required to, and (B) the Company, EFIH and their Subsidiaries (other than the Oncor Entities, subject to Section 6.20) shall not be permitted to, without the prior written consent of Parent, take any action pursuant to this Section 6.3 or otherwise if the taking of such efforts or action, individually or in the aggregate, would result in a Burdensome Condition.

“Burdensome Condition” means any term or condition, order, sanction, requirement, law, rule or regulation that, individually or in the aggregate, would, or would be reasonably expected to have a material and adverse effect on, or change in, the condition (financial or otherwise), business, assets, liabilities or results of operations (i) of Oncor and its Subsidiaries, taken as a whole, or (ii) of Parent and its Subsidiaries, taken as whole; provided that, for purposes of this clause (ii) Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Oncor Entities; provided, however, that terms or conditions, orders, sanctions, requirements, laws, rules or regulations that result in changes or developments generally affecting electric transmission or distribution systems in the State of Texas shall not be deemed to be, or contribute to, a Burdensome Condition (except such changes or developments affecting electric transmission or distribution systems in the State of Texas shall be taken into account in determining whether there has been or is a Burdensome Condition to the extent such changes, or developments have a disproportionate and adverse effect on Oncor and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole (where Parent and its Subsidiaries, including the Oncor Entities, are deemed to be a consolidated group of entities that is the size and scale of the

Oncor Entities), as compared to other entities engaged in the relevant business in the State of Texas); provided, further, that, the approval of any of the Key Regulatory Terms, or any comparable condition, requirement or similar item that, in each case, is substantively the same or results in the same effect as any of the Key Regulatory Terms, by the PUCT shall not be deemed to be, or contribute to, a Burdensome Condition, but adverse variations or changes to any of the Key Regulatory Terms may contribute to, or be, a Burdensome Condition.

Nothing in this Agreement, including this Section 6.3, shall require, or be construed to require, Parent, Merger Subs or any of their Affiliates to agree to the sale, license, divestiture, hold separate or other disposition of any assets, categories of assets or businesses or other segments of Parent or Merger Subs or any of their respective Affiliates (other than the Company and its Subsidiaries). In the event that the Company or its Subsidiaries are required to agree to the sale, license, divestiture, hold separate or other disposition of any assets, categories of assets or businesses of the Company or any of its Subsidiaries in connection with obtaining a Company Approval, then such requirement may contribute to, or be, a Burdensome Condition.

(f) Confidentiality. Notwithstanding the foregoing, all information disclosed pursuant to this Section 6.3 shall be subject to the Confidentiality Agreement and nothing in this Section 6.3 shall require any party (i) to violate any of its binding obligations with respect to confidentiality, (ii) to disclose any privileged information or (iii) to violate any applicable Laws or Orders; provided, that, as applicable, each of the Company and EFIH, on the one hand, and Parent and the Merger Subs, on the other hand, shall, to the extent permitted by applicable Law, provide notice to each other that any information is being withheld pursuant to this provision and shall use their respective commercially reasonable efforts to find a mutually agreeable solution to any such confidentiality and/or privilege concerns, including providing any such privileged information pursuant to a joint defense agreement.

(g) Bankruptcy Actions. The Company and EFIH, individually and on behalf of the E-Side Debtors, each agree that:

(i) it shall use commercially reasonable efforts to file a motion for entry of the Approval Order on or before July 7, 2017, which motion, for the avoidance of doubt, shall seek approval of, among other things, the Termination Fee in favor of Parent pursuant to the terms hereof;

(ii) it shall use good faith efforts to file the Plan of Reorganization and disclosure statement in connection with Plan of Reorganization (the “Disclosure Statement”) with the Bankruptcy Court, as soon as reasonably practicable, but not later than July 11, 2017 (or such other date as mutually agreed to between Parent, on the one hand, and the Company and EFIH, on the other hand);

(iii) it shall use commercially reasonable efforts to obtain entry of the Approval Order within forty-five (45) days of the date of this Agreement; provided that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the E-Side Debtors’ entry into and performance and agreement under this Agreement, including payment and satisfaction of the Termination Fee pursuant to the terms hereof;

(iv) it shall use commercially reasonable efforts to obtain entry of the Disclosure Statement Order by August 28, 2017; provided, that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the Disclosure Statement and solicitation materials as containing “adequate information” as required by section 1125 of the Bankruptcy Code;

(v) it shall use commercially reasonable efforts to obtain entry of the EFH Confirmation Order by November 22, 2017; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve confirmation of the Plan of Reorganization

(vi) it shall use good faith efforts to negotiate and document definitive documents and agreements governing the Plan of Reorganization and to take such actions as the E-Side Debtors in good faith deem reasonable and appropriate to obtain Bankruptcy Court approval of such documents and agreements as soon as reasonably practicable;

(vii) it shall not assume or reject any executory contract or unexpired lease to which it is a party pursuant to Section 365 of the Bankruptcy Code without the prior written consent of Parent, except as otherwise required by the Plan of Reorganization;

(viii) it shall not establish any additional Supplemental Bar Dates (as defined in the Order (A) Setting a Supplemental Bar Date for Ninety Subsequently Identified Parties, (B) Approving Notice Thereof, and (C) Establishing Related Procedures [Docket No. 8507]);

(ix) to the extent any E-Side Debtor has any right to vote or direct the vote of any claims (as defined in 11 U.S.C. § 101(5)) against any other E-Side Debtor, the Company or EFIH shall, or shall cause such E-Side Debtor, to vote or direct such vote in favor of the Plan of Reorganization;

(x) it shall use its reasonable best efforts to: (a) provide to counsel for Parent draft copies of all material motions, pleadings, and other documents that any of the E-Side Debtors intend to file with any court or regulatory body (including the Bankruptcy Court and the PUCT but excluding the IRS) relating to this Agreement or the Plan of Reorganization, or any of the transactions contemplated by this Agreement at least three (3) Business Days before the date on which such E-Side Debtor intends to file any such document; provided, however, that the Company and EFIH shall provide to counsel for Parent draft copies of the Disclosure Statement, solicitation materials in respect of the Plan of Reorganization, Disclosure Statement Order (as defined below), Approval Order, and EFH Confirmation Order at least five (5) Business Days before the date on which the E-Side Debtors intend to file any such document; provided further, however, that Parent acknowledges such three (3) or five (5) Business Day period, as applicable, may not be reasonably practicable in all cases and that in such cases the filing party shall provide as much advance notice as is reasonably practicable; and (b) incorporate all reasonably requested comments, modifications, or amendments of Parent in any such motion, pleading, or other document; provided further, however, that the EFH Confirmation Order and Approval Order shall be in a form and substance acceptable to Parent, and shall not be, in any respect that is materially adverse to Parent, altered, amended, modified or supplemented without the consent of Parent;

(xi) the E-Side Debtors and their Representatives shall use their reasonable best efforts to (x) consult in advance with Parent to the extent reasonably practicable, with respect to statements anticipated to be made on the record in any court (including the Bankruptcy Court) or before any regulatory body that are related to the Plan of Reorganization; and (y) consider in good faith all reasonably requested comments, modifications, or amendments of Parent in any such statement described in clause (x);

(xii) in the event that any order of any court (including the Bankruptcy Court) or regulatory body (whether temporary, preliminary or permanent) reasonably necessary to consummate the Plan of Reorganization and all other transactions contemplated by this Agreement is appealed or a stay pending appeal is sought, the E-Side Debtors and Parent shall use their respective reasonable best efforts to oppose the appeal or the stay pending appeal and seek the dismissal of any appeal; and

(xiii) the Company and EFIH shall not, and shall not cause any E-Side Debtor to, without the prior written consent of Parent, request or apply for an order of the Bankruptcy Court (and, to the extent reasonably requested by Parent prior to the entry of such order by the Bankruptcy Court, each of the Company and EFIH will use commercially reasonable efforts to challenge any such request or application before the Bankruptcy Court) ordering the substantive consolidation of the Chapter 11 estates of any of the E-Side Debtors until the earlier of, with respect to each E-Side Debtor, (x) such time as the termination of this Agreement in accordance its terms, and (y) the consummation of the Plan of Reorganization and all other transactions contemplated by this Agreement.

Section 6.4 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company and EFIH shall (and each shall cause its Subsidiaries (other than the Oncor Entities) to) afford Parent’s officers and other Representatives reasonable access, during normal business hours throughout the period from the date hereof through the earlier of the Termination Date and the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company and EFIH shall (and each shall cause its Subsidiaries (other than the Oncor Entities) to) furnish to Parent all such information concerning its business, properties, facilities, operations and personnel as Parent reasonably requests; provided that, no investigation pursuant to this Section 6.4 shall (a) unreasonably interfere with the ongoing operations of the Company or its Subsidiaries or (b) affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company or any of its Subsidiaries to (i) permit any inspection, or to disclose any information, that in the reasonable judgment of the Company or such Subsidiary would result in the disclosure of any trade secrets of third parties or violate any of its or any of its Subsidiaries’ obligations with respect to confidentiality if the Company or such Subsidiary shall have used reasonable best efforts to furnish such information in a manner that does not result in any such disclosure, including obtaining the consent of such third party to such inspection or disclosure, (ii) disclose any privileged information of the Company or any of its Subsidiaries if the Company or such Subsidiary shall have used reasonable best efforts to furnish such information in a manner that does not result in the loss of such privilege or (iii) permit any invasive environmental investigation or sampling, including a Phase II environmental assessment. All information requested pursuant to this Section 6.4 shall be governed by the Confidentiality Agreement.

Section 6.5 Publicity. The initial press release or press releases regarding this Agreement and the transactions contemplated by this Agreement, including the Closing Date Transactions, shall be in a form mutually acceptable to Parent and the Company and thereafter the Company, EFIH and Parent each shall consult with each other to the extent reasonably practicable prior to issuing any press releases or otherwise making public announcements (except as required by Law) with respect to the Closing Date Transactions.

Section 6.6 Employee Benefits.

(a) On or prior to the date of the Reorganized TCEH Spin-Off, the Company and EFIH took, and caused their respective Subsidiaries to take all such actions within their control as were necessary, appropriate or desirable to transfer the sponsorship, maintenance and administration of, and all liabilities (and related contracts or agreements with third parties) in respect of, the Contributed Plans to Vistra Energy or its Subsidiaries. Vistra Energy shall transfer the liabilities related to the post-retirement health, life, dental and vision benefits for participants previously employed by certain discontinued operations of the Company and its Subsidiaries and their predecessors, and the participants’ beneficiaries previously disclosed to Parent and the related accrued benefits liabilities (the “DiscOp OPEB Liabilities”) from the EFH Retiree Welfare Plan to a new mirror health and welfare plan established by Vistra Energy or another plan reasonably acceptable to Parent and the Company (the “New DiscOp OPEB Plan”) which such plan shall be transferred to and assumed by the Company or one of its Subsidiaries prior to or on the Closing Date. For the avoidance of doubt, upon the transfer of the New DiscOp OPEB Plan to the Company or its Subsidiary, the New DiscOp OPEB Plan (including the DiscOp OPEB Liabilities) shall be an Assumed Plan and the Surviving Company shall indemnify, defend and hold harmless Vistra Energy and its Subsidiaries from and against any claim, action, suit, proceeding relating to any modification or termination of the post-retirement health and life benefits to any DiscOp OPEB Participants on or after the Closing Date. Parent, the Company and Vistra Energy shall take all actions necessary to effectuate the transfer of the New DiscOp OPEB Plan from Vistra Energy to Parent or Company as soon as administratively practicable following the establishment of such plan, but in any event prior to the Closing Date. Notwithstanding anything in this Agreement to the contrary, during the period beginning on the Reorganized TCEH Spin-Off date and ending on the date the New DiscOp OPEB Plan is assumed by the Company or its Subsidiary as set forth in this Section 6.6, the Company, the EFH Surviving Company or its Subsidiaries shall reimburse Reorganized TCEH and its Affiliates for all claims incurred by DiscOp OPEB Participants under the EFH Retiree Welfare Plan or New DiscOp OPEB Plan, as applicable, plus any reasonable out of pocket expenses incurred by Reorganized TCEH and its Affiliates in providing such benefits. Notwithstanding the foregoing, except as otherwise provided herein (including, without limitation, the Assumed Plans) or in the Split Participant Agreement (as defined below), none of Parent, any Oncor Entity or any of their Affiliates shall assume or otherwise incur any liability or obligation under any compensatory, severance or similar arrangement in respect of any Non-Oncor Employee (as defined below). For purposes of Section 6.6(a):

“Non-Oncor Employee” means consistent with past practices (i) any individual employed by the Company, EFIH, TCEH, Reorganized TCEH or any of their respective Affiliates (other than the Oncor Entities) on or immediately following the Reorganized TCEH Spin-Off or (ii) any individual formerly employed by TCEH or any Affiliate of TCEH or Reorganized TCEH (which for this purpose would constitute an Affiliate immediately following the Closing Date), other than an Oncor Employee;

“Oncor Employee” means consistent with past practices (i) any individual employed by an Oncor Entity on or immediately following the Closing Date or (ii) any individual formerly employed by an Oncor Entity or, by any predecessor regulated electric utility business on a full time basis, who terminated employment with and did not subsequently become employed by a non-Oncor Entity; and

“Split Participant Service” means service of Oncor Employees or Non-Oncor Employees, as applicable, whose employment includes service with both the Oncor Entities (or a predecessor regulated electric business) and a business of the Company or its Affiliates other than the Oncor Entities.

(b) EFIH, the Company and Parent shall use commercially reasonable efforts to obtain unconditional approval of the Bankruptcy Court authorizing the termination and distribution of all payments and obligations under the Discharged Plans (other than any such Discharged Plans that are equity based plans or the Ebasco Services of Canada Limited Pension Plan) prior to the effective date of the Plan of Reorganization under which the Non-Qualified Plans are to be discharged; provided, however, if EFIH, the Company and Parent cannot obtain such unconditional approval of the Bankruptcy Court prior to such date, such Discharged Plans will be terminated as the effective date of the Plan of Reorganization under which the Non-Qualified Plans are to be discharged and paid out and all associated liabilities discharged in accordance with the terms and procedures of such Plan of Reorganization.

(c) [RESERVED]

(d) No provision of this Agreement shall obligate Parent or the Company or any of its Subsidiaries or Affiliates to continue the employment of any employee of the Company or any of its Subsidiaries (other than the Oncor Entities) after the Closing Date.

(e) The Company and Parent agree to cooperate in good faith using commercially reasonable efforts to minimize the risk of any Contributed Plan and Assumed Plan becoming a “multiple employer plan” (within the meaning of Section 413 of the Code) or “multiple employer welfare plan” (within the meaning of Section 3(40) of ERISA) following the Closing Date.

(f) The Company and Parent agree to work together in good faith to develop such timelines, plans, agreements, and communications, and to exchange such information as is necessary to effectuate the intent of this Section 6.6 in an orderly manner.

(g) For a period of ninety (90) days immediately following the Closing Date, neither Parent nor the Surviving Companies shall close any facility or lay off any Employees of the Surviving Companies or its Subsidiaries, if such closure or layoff would result in any material obligations or liabilities for Reorganized TCEH.

(h) The provisions of this Section 6.6 are solely for the benefit of the parties to this Agreement, and no current or former Employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of this Agreement, and nothing herein shall be (i) construed as an amendment to any Benefit Plan for any purpose, or (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any right to enforce the provisions of this Section 6.6 or (iii) obligate Parent, the Merger Subs, Vistra Energy or any of their respective Affiliates to (A) maintain any particular benefit plan or refrain from amending or terminating any benefit plan, except as provided otherwise in the Split Participant Agreement or (B) retain the employment of any particular employee.

Section 6.7 Expenses. Except as otherwise provided in Section 6.3, Section 6.18, Section 6.19 and Section 6.21 or any administrative expenses of the Debtors’ estates addressed in the Plan of Reorganization, whether or not the Mergers are consummated, all costs and expenses incurred in connection with this Agreement and the Closing Date Transactions and the other transactions contemplated by this Agreement shall be paid by the party incurring such expense.

Section 6.8 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time for a period of six (6) years, the EFH Surviving Company agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and the EFH Surviving Company shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided that, the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, manager and officer of the Company and each of its Subsidiaries (together, the “Indemnified Parties”) against any costs or expenses (including reasonable and necessary attorneys’ fees and experts’ fees), and sums which an Indemnified Party becomes legally obligated to pay solely as a result of judgments, fines, losses, claims, damages, settlements or liabilities (collectively, “Costs”) arising out of any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a manager, director or officer of the Company or any of its Subsidiaries or other services performed by such persons at the request of the Company or any of its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the transactions contemplated by this Agreement; provided, however, that the EFH Surviving Company shall not indemnify any Indemnified Party for any Costs brought about or contributed to in fact by fraudulent act by such Indemnified Party; and provided, further, that the EFH Surviving Company shall not be obligated to reimburse any Indemnified Party for any Costs unless and until such Indemnified Party has exhausted the limits of recovery from any other Person obligated to indemnify and reimburse such Indemnified Party (unless the Company has agreed otherwise in writing prior to the date hereof with any such other Person, in which case this proviso shall be limited with respect to such other Person to the extent of such agreement).

(b) Prior to the Effective Time, the Company shall obtain, effective as of the Effective Time, and fully pay the premium for a run-off of (i) the Company’s and its Subsidiaries’ existing directors’, managers’ and officers’ insurance policies as of the date hereof, and (ii) the Company’s existing fiduciary liability insurance policies as of the date hereof, in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim based on alleged acts or omissions occurring during any period of time at or prior to the Effective Time (it being understood that, with respect to any claim arising from actual or alleged acts or omissions of such Persons in their capacity as a current or former director or officer or other Representative of any of TCEH Companies or the SpinCo Group (each as defined in the Separation Agreement), such period shall be limited to the period on or prior to the TCEH Effective Date) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a current or former director or officer or other Representative of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement and the transactions or actions contemplated by this Agreement). If the Company, after its good faith efforts to obtain, is unable to obtain such run-off insurance policies as of the Effective Time, the EFH Surviving Company shall, and Parent shall cause the EFH Surviving Company to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous than the coverage provided under the Company’s existing policies as of the date hereof, or the EFH Surviving Company shall, and Parent shall cause the EFH Surviving Company to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the EFH Surviving Company be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the EFH Surviving Company shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If the EFH Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of the EFH Surviving Company shall assume all of the obligations set forth in this Section 6.8.

(d) The provisions of this Section 6.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 6.8 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or formation or bylaws, operating agreement or comparable governing documents of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of formation, bylaws, operating agreement or comparable governing documents of the Company or any of its Subsidiaries or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall be continued or be assumed by the EFH Surviving Company following the EFH Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party for a period of six (6) years after the Effective Time.

Section 6.9 Resignation of Directors and Officers. Pursuant to the Plan of Reorganization, except as otherwise may be agreed by Parent in writing, the Company Board, all officers of the Company and all members of any board of directors or similar governing body and all officers of any Subsidiary of the Company (other than the Oncor Entities), in each case who are in office immediately prior to the Effective Time, shall be deemed to have resigned from such position(s) effective at the Effective Time. In addition, immediately prior to the Effective Time, EFIH shall cause the Member Directors (as defined in the Oncor Holdings LLC Agreement) to resign.

Section 6.10 Parent Cooperation. Parent agrees that:

(a) it shall use its good faith efforts to negotiate the documents necessary to consummate the transactions contemplated by this Agreement (collectively, the “Restructuring Documents”) in good faith and to take such actions as are reasonably requested by the E-Side Debtors or as Parent in good faith deems reasonable and appropriate to obtain Bankruptcy Court approval of the Restructuring Documents as soon as reasonably practicable;

(b) it shall use good faith efforts to assist in obtaining (i) entry of the Bankruptcy Court order approving the disclosure statement and other solicitation materials in support of the Plan of Reorganization (the “Disclosure Statement Order”), the Approval Order, and the EFH Confirmation Order, and (ii) consummation of the Plan of Reorganization and all other transactions contemplated by this Agreement as soon as reasonably practicable in accordance with the Bankruptcy Code and on terms consistent with this Agreement, including within the timeframes contemplated in this Agreement;

(c) it shall not directly or indirectly, or encourage any other entity to directly or indirectly: (i) object to, delay, impede, or take any other action or any inaction to interfere with the acceptance, implementation, consummation, or amendment (whether before or after confirmation) of the Plan of Reorganization; or (ii) propose, file, support, vote for, or take any other action in furtherance of any Acquisition Proposal, including, for the avoidance of doubt, by making or supporting any filings with the Bankruptcy Court or any regulatory agency, including the PUCT, the IRS, the FCC, and the FERC, or by entering into any agreement or making or supporting any filing, press release, press report or comparable public statement, with respect to any Acquisition Proposal; provided, however, that notwithstanding the foregoing, Parent may file with the Bankruptcy Court all documents necessary to obtain approval of this Agreement and entry of the Approval Order;

(d) it shall (i) use commercially reasonable efforts to obtain required regulatory and/or third-party approvals (including from the PUCT, the IRS, the FCC, and the FERC, as applicable), and (ii) use commercially reasonable efforts to assist in obtaining (A) Bankruptcy Court approval of the Restructuring Documents and entry of the EFH Confirmation Order, and (B) entry of the Disclosure Statement Order, the Approval Order, and the EFH Confirmation Order, and any other order of the Bankruptcy Court (whether temporary, preliminary or permanent) reasonably necessary to consummate the Plan of Reorganization and all other transactions contemplated by this Agreement in accordance with the Bankruptcy Code and on terms consistent with this Agreement; and

(e) If this Agreement is validly terminated (i) in accordance with Section 8.2 or (ii) by the Company/EFIH in accordance with Section 8.3(a) or 8.3(b) of the Agreement and upon entry of the Approval Order, then neither Parent nor any of its Affiliates shall, directly or indirectly, or encourage any other entity to, directly or indirectly, (A) object to, delay, impede, or take any other action or any inaction to interfere with the acceptance, implementation, consummation or amendment (whether before or after confirmation, provided that such amendment was made consistent with this Agreement) of an Acquisition Proposal; or (B) propose, file, support, or take any other action in furtherance of any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors (including the Plan of Reorganization and the transactions contemplated therein) other than an Acquisition Proposal, including, for the avoidance of doubt, making or supporting any filings with the Bankruptcy Court or any regulatory agency, including the PUCT or the FERC, or making or supporting any public statements with respect to any restructuring, workout, plan of arrangement, or plan of reorganization for the Debtors other than any such plan or restructuring described in clause (A) above. Neither Parent nor any of its Affiliates shall be prohibited or restricted from taking any actions that they determine in their reasonable discretion are necessary or appropriate, including intervening in any proceedings before or making or supporting any filings with the PUCT, in order (x) to preserve and protect their business, operations, goodwill or assets or (y) based on the advice of counsel, to fulfill the contractual, legal or other duties and obligations that any such Person has in respect of any such business, operations, goodwill or assets.

Section 6.11 RESERVED.

Section 6.12 Waiver. Notwithstanding anything to the contrary in the Investor Rights Agreement or the Oncor LLC Agreement, the Company and EFIH hereby agree, on behalf of themselves and their Subsidiaries, that Parent and its Affiliates may pay a greater amount of cash consideration than the consideration to be paid under this Agreement (on a per unit basis) to the Minority Member (or its Permitted Transferees) (as such terms are defined in the Investor Rights Agreement), at such time as Parent deems appropriate, to trigger and enforce the Drag-Along Rights and satisfy the IRR Hurdle (as defined below).

Section 6.13 Tax Treatment. The parties to this Agreement intend that the EFH Merger will not cause a failure of the Intended Tax-Free Treatment of the Reorganized TCEH Spin-Off.

Section 6.14 Tax Matters.

(a) Private Letter Ruling. The Company, on behalf of the Debtors, has received a private letter ruling (the “Private Letter Ruling”) from the IRS in response to a written request, dated June 10, 2014 (the “Initial Ruling Request,” and together with all related materials and supplements thereto filed with respect to the Initial Ruling Request, the “Initial IRS Submissions”). The Private Letter Ruling addresses certain issues related to the qualification of the Reorganized TCEH Contributions, the Reorganized TCEH Conversion, and the Reorganized TCEH Spin-Off as a “reorganization” within the meaning of Sections 368(a)(1)(G), 355 and 356 of the Code (collectively, the “Intended Tax-Free Treatment”) and certain other matters. The parties hereto acknowledge and agree that the Private Letter Ruling is acceptable to the parties hereto with respect to the Intended Tax-Free Treatment. The transactions contemplated by this Agreement are not conditioned on the receipt of any additional rulings from the IRS, other than the Supplemental Rulings (defined below).

(b) Supplemental Ruling. The Company has prepared and filed with the IRS a supplemental ruling request, dated November 3, 2016, that, among other things, requests rulings that address the effect of the Company’s previously contemplated merger with a direct wholly owned subsidiary of NextEra Energy, Inc., a Florida Corporation, on certain of the rulings received in the Private Letter Ruling (the “Prior Supplemental Ruling Request”). The Company shall be responsible for the preparation and filing with the IRS of one or more supplemental ruling requests, whether in the form of modifying the Prior Supplement Ruling Request or in the form of a new request, that, among other things, request rulings that address the effect of the Mergers on certain of the rulings received in the Private Letter Ruling as reflected on Exhibit H (such request, the “Supplemental Ruling Request,” the rulings to be granted pursuant thereto, the “Supplemental Rulings,” and the materials filed or to be filed in respect of the Supplemental Ruling Request, the “Supplemental IRS Submissions” and together with the Initial IRS Submissions, the “IRS Submissions”).

(c) Supplemental IRS Submissions. The Company shall be responsible for the preparation and filing of the Supplemental IRS Submissions. The Company shall provide tax counsel of Parent with a reasonable opportunity to review and comment on drafts of all such IRS Submissions and any pre-filing agreement or closing agreement that is intended to satisfy the requirements of Section 7.1(d) or that could reasonably be determined to affect the treatment of the restructuring transactions contemplated by this Agreement and the Plan of Reorganization to be submitted or entered into on or after the date hereof. The Company agrees to supplement or modify any Supplemental IRS Submissions and agreements related to Supplemental IRS Submissions as may be reasonably requested by Parent; provided, however, that the Company shall not be required to supplement or modify any Supplemental IRS Submission, request any additional ruling, or modify any ruling being requested with respect to the Supplemental Rulings (other than with respect to the effect of the EFH Merger and the transactions contemplated by this Agreement) if the Company determines, in its reasonable discretion, that making such supplement, modification, or request could result in any delay in obtaining the Supplemental Rulings or be otherwise detrimental to the process of obtaining the Supplemental Rulings. The parties hereto acknowledge and agree that it is anticipated that this Agreement and the facts related to the contemplated EFH Merger will be disclosed to the IRS pursuant to a Supplemental IRS Submission. To the extent that the Company, in its good faith judgment, or upon a reasonable request by any other person, considers any information included in an IRS Submission or a Supplemental IRS Submission (or drafts thereof) to be confidential, the Company may redact such documents to exclude such information before providing such documents to Parent. Subject to the foregoing, the Company shall provide Parent with copies of each Supplemental IRS Submission promptly following the filing thereof.

(d) IRS Communications and Cooperation. The Company shall notify Parent of any substantive communications with the IRS regarding the Supplemental IRS Submissions and restructuring transactions contemplated by this Agreement and by the Plan of Reorganization. Notwithstanding the foregoing, a single Representative from Parent shall be given the opportunity to participate in all scheduled communications with the IRS concerning the Supplemental Ruling Requests or any restructuring transactions contemplated by this Agreement and by the Plan of Reorganization, including, (i) all scheduled conference calls that are expected to address material issues with respect to which there is sufficient prior notice and the IRS indicates its acceptance of multiple participants and (ii) all in-person meetings. The Company shall update Parent in a timely fashion regarding any unscheduled communications from the IRS or any other communication with respect to which a Representative of Parent does not participate. The Company and Parent agree to cooperate and use their reasonable best efforts to assist in obtaining the rulings requested in the Supplemental Ruling Requests (including, for the avoidance of doubt, the requested rulings, if any, that are not Fundamental Rulings described on Exhibit H), including providing such appropriate information and representations as the IRS shall reasonably require in connection with the Supplemental Rulings or any restructuring transactions contemplated by this Agreement and by the Plan of Reorganization. The Company and Parent agree to use their commercially reasonable efforts to provide any appropriate information and additional representations necessary or appropriate in connection with the Supplemental Rulings. The Company and Parent agree to use their commercially reasonable efforts to implement any changes to the restructuring transactions contemplated by this Agreement and by the Plan of Reorganization to the extent such changes would not, unless otherwise agreed by Parent, result in a material economic detriment to Parent or the Company or any of their respective Subsidiaries if requested by the IRS in order to issue reasonably satisfactory Supplemental Rulings; provided, however, that this sentence shall not apply to any changes to the restructuring transactions contemplated by this Agreement and by the Plan of Reorganization addressed by Section 1.8 of this Agreement, with respect to which the terms of Section 1.8 of this Agreement shall govern.

(e) Tax Opinion. Prior to the Closing, the Company shall use its commercially reasonable efforts to obtain the tax opinion contemplated by Section 7.3(c), if applicable, and Parent shall use its commercially reasonable efforts to obtain the tax opinion contemplated by Section 7.2(e), if applicable.

(f) Tax Matters Agreement. Prior to the Closing, the Company shall not, without the prior written consent of Parent, (i) consent to any amendment to the Tax Matters Agreement or waive any of its or its Affiliates’ rights thereunder or (ii) take or fail to take any action that would constitute a breach of the Tax Matters Agreement.

Section 6.15 RESERVED.

Section 6.16 Transition Services Agreement; Separation Agreement. The Company and Reorganized TCEH duly executed and delivered a Transition Services Agreement, dated October 3, 2016 (the “Transition Services Agreement”). The Company and Reorganized TCEH and OpCo (as defined in the Separation Agreement) duly executed and delivered the Separation Agreement, dated October 3, 2016 (the “Separation Agreement”), in accordance with the Plan of Reorganization. Following the execution of the Separation Agreement, the Company (i) has used and shall use its reasonable best efforts to comply with its covenants and other obligations thereunder, and (ii) has enforced and shall enforce its rights and remedies thereunder in the event of a material breach by Reorganized TCEH or OpCo.

Section 6.17 Notice of Current Events. From and after the date of this Agreement until the Effective Time, the Company and Parent shall promptly notify each other orally and in writing upon becoming aware of any (i) occurrence, or non-occurrence, of any event that, individually or in the aggregate, would reasonably be expected to cause any condition to the obligations of the other party to effect the Closing not to be satisfied; (ii) written notice from any third party (other than a notice that has been previously identified pursuant to the Company Disclosure Letter) alleging that the consent of such party is or may be required in connection with the Closing Date Transactions or the other transactions contemplated by this Agreement or the Plan of Reorganization; and (iii) written notice of any proceeding commenced or, to the Knowledge of the Company or Parent, threatened against the Company, Parent or their respective Subsidiaries (other than the Oncor Entities), that has had or would have, individually or in the aggregate, a Company Material Adverse Effect or a Parent Material Adverse Effect; provided, however, that in each case the delivery of any notice pursuant to this Section 6.17 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to either party, and the failure to deliver any such notice shall not affect any of the conditions set forth in Article VII.

Section 6.18 Drag-Along Rights.

(a) Each of the parties hereto acknowledges and agrees that the Offer (together with this Agreement to the extent referred to therein) constitutes an offer by Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub to purchase (i) all of the LLC Units in Oncor held indirectly by the Company and (ii) all of the LLC Units in Oncor that are owned by Oncor Management and by TTI as provided for in Section 3.3(a) of the Investor Rights Agreement.

(b) So long as Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub have not (x) rescinded the Offer or (y) amended or modified the Offer in a manner that violates the Investor Rights Agreement, at any time following the receipt of a written request from Parent and prior to the Termination Date, the Company shall (i) prepare a Required Sale Notice (as such term is defined in the Investor Rights Agreement) in form and substance reasonably satisfactory to Parent and the Company and consistent with Section 3.3 of the Investor Rights Agreement and the terms of this Agreement and (ii) promptly deliver such Required Sale Notice to TTI.

(c) Notwithstanding anything to the contrary in Section 6.7, all reasonable out-of-pocket Costs incurred by the Company or any of its Subsidiaries (including those of its Representatives) after the date of this Agreement in connection with (i) this Section 6.18, (ii) the Offer or (iii) delivery of the Required Sale Notice to TTI, shall be paid, or reimbursed, by Parent in immediately available funds within thirty (30) days after termination of this Agreement in accordance with its terms (1) except if the Company or EFIH terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), in which event no amounts shall be payable by Parent, and (2) other than any Costs arising from a material breach by the Company or EFIH of its obligations under this Agreement (including under this Section 6.18 and Section 6.19) with respect to such matters or from the gross negligence or willful misconduct of the Company or EFIH in connection with such matters.

(d) Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all Costs suffered or reasonably incurred by them in connection with (i) this Section 6.18, (ii) the Offer, or (iii) the Required Sale Notice, other than any Costs arising from a material breach by the Company or EFIH of its respective obligations under this Agreement (including under this Section 6.18 and Section 6.19) with respect to such matters or the gross negligence or willful misconduct of the Company or EFIH in connection with such matters.

(e) Parent and the Merger Subs shall be responsible for their own Costs in connection with (i) this Section 6.18, (ii) the Offer or (iii) delivery of the Required Sale Notice to TTI.

Section 6.19 Enforcement of Certain Investor Rights.

(a) Following the execution of this Agreement, Parent and the Merger Subs shall use reasonable efforts to negotiate and execute definitive documentation with TTI (or, if applicable, its equityholders) providing for the acquisition of the Minority Interest as of the Closing Date as described in the Offer and otherwise on terms to be mutually agreed by Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub and TTI (or, if applicable, its equityholders). Solely to the extent that, at any time after the date that is thirty (30) days from the date on which the Required Sale Notice is delivered in accordance with Section 6.18, (x) neither Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub nor an Affiliate of Parent has executed definitive documentation with TTI (or, if applicable, its equityholders) providing for the acquisition of the Minority Interest, (y) Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub have complied, in all material respects, with their obligations under this Section 6.19(a) and (z) Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub have neither rescinded the Offer nor amended or modified the Offer in a manner that violates the Investor Rights Agreement, Parent, EFH Merger Sub, EFIH Merger Sub or Oncor Holdings Merger Sub shall be entitled to send a written notice to the Company requesting that the Company commence an Enforcement Action (as defined below). The parties hereto hereby agree that Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub shall have complied with their respective obligations under this Section 6.19(a) to the extent Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub or an Affiliate of Parent has made and not rescinded a good faith offer to TTI consistent with the Offer and otherwise made good faith efforts to propose the basis for negotiations and propose draft definitive documentation providing for the acquisition of the Minority Interest as of the Closing Date consistent with the terms of the Offer.

(b) Promptly following, and in no case more than fourteen (14) Business Days after, the delivery of the written notice described in Section 6.19(a), the Company shall file an action (the “Enforcement Action”) in the Bankruptcy Court (or, if the Bankruptcy Court issues a final order confirming that it does not have jurisdiction over the

Enforcement Action, another appropriate court mutually agreed in good faith by the Company and Parent) that seeks any or all of the following remedies (as determined by consultation among the parties hereto, but including, at a minimum, the remedies described in clauses (i) and (ii) below): (i) a determination that the Company has the right to enforce the Drag-Along Rights and TTI is accordingly bound to consummate the sale of the Minority Interest at or after the Closing, (ii) a determination regarding the interpretation and methodology to determine whether the total payments TTI would receive based on the Drag-Along Rights will satisfy the IRR Hurdle, as set forth in the Investor Rights Agreement (and as defined therein), (iii) a determination, if applicable, that TTI has failed to comply with its obligations under the Investor Rights Agreement with respect to the Drag-Along Rights contained therein, (iv) enforcement of any other obligations of TTI arising under the Investor Rights Agreement or Oncor LLC Agreement, in each case solely relating to the matters described in clause (i) and/or (ii) above, and (v) any other remedy available to the Company at law or in equity in connection with such matters. For the avoidance of doubt, the Company shall have no obligation to bring any other action (whether in law, equity or otherwise) against TTI pursuant to this Section 6.19; provided, however, that, to the extent that TTI or any of its Affiliates commences any action relating to the matters identified in this Section 6.19 against the E-Side Debtors or any of their Affiliates, the Company or such other Person shall as promptly as practicable seek to remove any such action to the Bankruptcy Court and, to the extent applicable, seek to enforce the automatic stay against such action pending removal. The Enforcement Action (and the obligations of the Company included in this Section 6.19 in connection with the Enforcement Action) also shall include the obligation of the Company to defend any remedy or determination described in this Section 6.19(b) to the extent any such remedy or determination is challenged on appeal. For the avoidance of doubt and notwithstanding anything to the contrary provided herein, the remedies sought in the Enforcement Action shall not be deemed to modify the closing conditions set forth in Section 7.2(f).

(c) The Enforcement Action shall be conducted by the Company with counsel selected by the Company, in its reasonable discretion, which may include Kirkland & Ellis LLP. To the extent that Parent, EFH Merger Sub, EFIH Merger Sub and/or Oncor Holdings Merger Sub move to intervene in and otherwise participate in the Enforcement Action, at their own cost and expense and with their own counsel (which may include Gibson, Dunn & Crutcher, LLP), the Company and EFIH shall not oppose such motion, or knowingly take any action with the intent of preventing, restricting or hindering Parent, EFH Merger Sub, EFIH Merger Sub or Oncor Holdings Merger Sub from intervening and participating in the Enforcement Action, and shall support their right to intervene in the Enforcement Action for any and all purposes related to the Enforcement Action (including related counterclaims) with full rights of participation.

(d) To the extent that, after the commencement of the Enforcement Action, (i) none of Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub or an Affiliate of Parent has executed definitive documentation with TTI (or, if applicable, its equityholders) providing for the acquisition of the Minority Interest, (ii) Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub have complied, in all material respects, with their obligations under Section 6.19 and (iii) neither Parent, EFH

Merger Sub, EFIH Merger Sub nor Oncor Holdings Merger Sub has neither rescinded the Offer nor amended or modified the Offer in a manner that violates the Investor Rights Agreement, the Company shall prosecute the Enforcement Action diligently until entry of a final order resolving the Enforcement Action in its entirety. Subject to the terms of this Section 6.19, the Company and Parent shall (and shall cause their respective attorneys and advisors to) cooperate with each other and use reasonable best efforts to take all actions, and do, or cause to be done, all things reasonably necessary or advisable to achieve a Successful Outcome (as defined below) of the Enforcement Action, including preparing and filing all documentation reasonably required in connection therewith. A “Successful Outcome” means obtaining the applicable remedies referred to in clauses (i) through (iv) of Section 6.19(b) or entering into a settlement or compromise of the Enforcement Action as set forth in Section 6.19(f).

(e) In connection with the Enforcement Action, the Company and EFIH shall (i) provide Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub and their designated advisors with a reasonable opportunity to review in advance and provide comments to any material filings made in connection therewith, and consider those comments in good faith, (ii) reasonably consult with, and consider in good faith the views of, Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub and their designated counsel in connection with the prosecution, defense and/or settlement of such Enforcement Action and (iii) allow Parent, EFH Merger Sub, EFIH Merger Sub, Oncor Holdings Merger Sub and their designated legal advisors to attend, and, if permitted by applicable Law (and only if appropriate agreements are entered into designed to minimize the risk of waiving, and with the intention of maintaining, any privilege or work product doctrine), participate in, all material meetings, communications and proceedings with respect to such Enforcement Action. Without limitation to the foregoing sentence, the Company shall consult with, and consider in good faith the views of, Parent, EFH Merger Sub, EFIH Merger Sub and Oncor Holdings Merger Sub regarding all material strategic decisions relating to the conduct of the Enforcement Action, and Parent shall be entitled to set the timing for the filing of any summary judgment or other dispositive motion and for any trial or other significant hearing; provided, however, that notwithstanding anything to contrary in this Section 6.19, the Company shall be entitled to refrain from taking any action proposed by Parent that it reasonably determines (based on the advice of its counsel) is (A) likely to have a material and adverse effect on the ability of the Company and/or EFIH to effectuate the Closing Date Transactions or the other transactions contemplated hereby or in the Plan of Reorganization, or (B) inconsistent with its board of directors’ applicable fiduciary duties. Subject to the limitations set forth in the first sentence of Section 6.19(d), the Company shall, and shall direct its counsel to, use reasonable best efforts to take all steps to prosecute the Enforcement Action as promptly as reasonably practicable, including filing motions with the court, as appropriate, to seek a ruling on expedited treatment for the Enforcement Action, and Parent (including designated legal counsel and other advisors) shall use its and their reasonable best efforts to support and assist the Company in fulfilling its obligations with respect to the Enforcement Action.

(f) Without limiting any other provision of this Section 6.19, the Company shall not settle or compromise any Enforcement Action or consent to the entry of any order in connection therewith without the prior written consent of Parent (in its sole discretion). Parent shall be entitled to cause the Company to settle or compromise any Enforcement Action or consent to the entry of any order in connection therewith without the consent of the Company so long as (i) any such settlement or compromise, and any payment obligations in connection therewith, shall be contingent on the occurrence of the Closing and (ii) Parent provides advance notice of at least five (5) Business Days to the Company of the proposed terms of such settlement or compromise and the Company does not notify Parent in writing within such five (5) Business Day period that the Company has reasonably determined (based on the advice of its counsel) that such settlement or compromise (A) is likely to have a material and adverse effect on the ability of the Company and/or EFIH to effectuate the Closing Date Transactions or the other transactions contemplated hereby or in the Plan of Reorganization, or (B) is inconsistent with its board of directors’ applicable fiduciary duties.

(g) The Company shall cause its counsel to track separately all fees and expenses incurred in connection with the Enforcement Action as part of its ongoing fee application process. Notwithstanding anything to the contrary in Section 6.7, the Company shall invoice Parent for all reasonable and documented fees and expenses incurred by it and its Affiliates in connection with the Enforcement Action on a monthly basis and such invoices shall be payable by Parent in immediately available funds within thirty (30) days after termination of this Agreement in accordance with its terms (except if the Company or EFIH terminate this Agreement pursuant to Section 8.3(e) or Section 8.3(f), in which event no amounts shall be payable by Parent).

(h) In addition, Parent shall indemnify and hold harmless the Company, its Affiliates and its and their respective Representatives from and against any and all Costs suffered or reasonably incurred as a result of actions taken pursuant to this Section 6.19, to the extent such actions are taken during the period from the date of this Agreement to its termination in accordance with its terms except if this Agreement is terminated pursuant to Section 8.3(e) or Section 8.3(f) and other than any Costs arising from a material breach by the Company or EFIH of its respective obligations under this Section 6.19 or from the gross negligence or willful misconduct of the Company in connection with the Enforcement Action.

(i) If requested by Parent, the Company, EFIH and their respective advisors shall promptly consent to, execute and deliver to Parent a mutually agreeable common interest or joint defense or prosecution agreement regarding the defense and/or prosecution of any Enforcement Action that is consistent with the foregoing provisions of this Section 6.19. For purposes of this Agreement, the term “Enforcement Action” shall include any appeals therefrom.

Section 6.20 Oncor Entities.

(a) Each of the Company and EFIH covenants that it will exercise its rights to consent and vote (if any) under the Oncor Agreements as direct or indirect equity owners of the Oncor Entities in a manner intended to cause the Oncor Entities to comply with each of their respective covenants and agreements set forth in the Oncor Letter

Agreement, the Investor Rights Agreement and under applicable Law. Notwithstanding the foregoing, Parent and the Merger Subs acknowledge and agree that neither the Company nor EFIH shall be required, in connection with such party’s obligations under this Section 6.20, and their reasonable best efforts shall not include any obligation, to (A) pay any amounts to the Oncor Entities or any other Person or incur any liabilities or other obligation, (B) execute or enter into or perform any new agreement (other than an agreement contemplated hereby or in the Plan of Reorganization or that confirms or makes effective its obligations hereunder), or (C) breach any Law or commence any Action against any Person, including any of the Oncor Entities or their respective officers and managers, other than the Enforcement Action.

(b) Each of the Company and EFIH shall, and shall cause each of their respective Subsidiaries to not permit Oncor Holdings to take, or permit Oncor to take, any of the actions set forth in the Oncor Holdings LLC Agreement or the Oncor LLC Agreement, in each case that require the approval or consent of the Company or any of its Subsidiaries, other than any asset swap for substantially similar value by Oncor (as reasonably determined by Oncor, the Company and EFIH) approved by the PUCT.

Section 6.21 Financing.

(a) Prior to the date hereof, Parent has provided the Company with a description of the potential debt financing (the “Debt Financing”) and equity issuance, including the potential equity issuance of Parent Preferred Stock as described in Section 1.8 (the “Equity Financing” and together with the Debt Financing, the “Financing”) it may incur in order to raise proceeds to be used to consummate the transactions contemplated by this Agreement. From the date of this Agreement until the earlier of the Closing Date and the Termination Date, the Company agrees to use reasonable best efforts to timely provide, and to use reasonable best efforts to cause its Subsidiaries (other than Oncor Entities, subject to Section 6.20) and their respective officers and employees to timely provide, reasonable cooperation in connection with the arrangement of the Financing; provided that, Parent shall use reasonable best efforts to provide the Company with notice of any information needed by Parent as soon as reasonably practicable. The Company’s reasonable best efforts contemplated by this Section 6.21 include the following: (i) assisting with the preparation of customary materials for rating agencies and rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Financing, together with procuring customary authorization letters authorizing the distribution of information to prospective lenders or investors (which customary authorization letters shall be required notwithstanding the reasonable best efforts standard required of the Company above); (ii) furnishing (x) all information and data reasonably requested by Parent to prepare all pro forma financial statements required to be prepared, or otherwise customary in connection with, the Financings registered on Form S-1, Form S-4 or other available Form (as applicable) and (y) all financial statements and financial data of the type and form required to be prepared in accordance with Regulation S-X and Regulation S-K under the Securities Act for offerings of the debt and/or equity securities (as the case may be) contemplated in the respective Financings registered on Form S-1, Form S-4 or other available Form (as applicable)

under the Securities Act, including all information required to be incorporated therein; provided, that, if no registration statement is required to be filed for each of the Financings, for each such Financing, such information, data, financial statements and financial data shall be furnished to the extent customary to consummate the Financing (subject to exceptions customary for a private Rule 144A offering) and, for the avoidance of doubt, would not require financial information otherwise required by Rule 3-10 and Rule 3-16 of Regulation S-X or “segment reporting” and any Compensation Discussion and Analysis or executive compensation information required by Item 402 of Regulation S-K; (iii) furnishing Parent and the lenders and investors for such Financing or their respective Affiliates promptly, and in any event no later than three (3) Business Days prior to an Early Financing Date (as defined below) or the Closing Date, as applicable, with all documentation and other information which any lender or investor providing or arranging the Financing has reasonably requested, including under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in each case to the extent such request is made at least ten (10) Business Days prior to the Early Financing Date or the Closing Date, as applicable; (iv) providing customary management representation letters to the independent accountants and using reasonable best efforts to cause the Company’s independent auditors to cooperate in connection with the Financing (including providing accountant’s comfort letters and consents to use their audit reports from the Company’s independent auditors to the extent required in connection with such Financing); (v) obtaining customary payoff letters, releases of liens and other instruments of termination or discharge reasonably requested by Parent in connection with the repayment of indebtedness of the Company and its Subsidiaries (other than Oncor Entities) as necessary to consummate the transactions contemplated by this Agreement or the Plan of Reorganization; and (vi) otherwise cooperating with Parent to satisfy any express conditions precedent to the Financing within the control of the Company, provided in each case (A) such requested cooperation shall not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries, (B) neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur any other liability or obligation in connection with the Financing prior to the Closing Date, (C) other than customary authorization letters, none of the Company, its Subsidiaries or their respective officers, directors, or employees shall be required to execute or enter into or perform any agreement with respect to the Financing that is not contingent upon the Closing or that would be effective prior to the Closing Date, (D) Persons who are on the board of directors or the board of managers (or similar governing body) of the Company and any of its Subsidiaries prior to the Closing Date in their capacity as such shall not be required to pass resolutions or consents to approve or authorize the execution of the Financing, and (E) none of the Company or its Subsidiaries or their respective officers, directors, or employees shall be required to execute any solvency certificate in connection with the Financing. Nothing contained in this Section 6.21(a) or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing.

(b) From and after the date hereof until the earlier of the Termination Date and the Closing Date, it is understood that Parent may seek to market and consummate all or a portion of the Financing (the date of any such issuance, an “Early Financing Date”). In this regard, and for the avoidance of doubt, the Company and EFIH acknowledge that their cooperation obligations set forth in Section 6.21(a) include the obligation to use their reasonable best efforts to cooperate with any such efforts, provided such cooperation obligations are limited to those set forth in Section 6.21(a).

(c) Prior to the Closing Date, none of the Company, its Subsidiaries and its and their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity in connection with the Financing or their performance of their respective obligations under this Section 6.21 or any information utilized in connection therewith. Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their respective Representatives from and against any and all Costs suffered or incurred by them in connection with the arrangement of the Financing and the performance of their respective obligations under this Section 6.21 and any information utilized in connection therewith (other than arising from information provided by the Company or its Subsidiaries). Parent shall, promptly upon request of the Company if this Agreement is terminated in accordance with its terms, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its Representatives), in connection with the cooperation required by this Section 6.21. The Company hereby consents to the use of the logos of the Company and its Subsidiaries in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d) Parent and Merger Sub acknowledge and agree that the consummation by Parent of the transactions contemplated by this Agreement or the Plan of Reorganization is not conditional upon the consummation of, or the receipt by Parent or Merger Sub or any of their Affiliates of the proceeds of, the Financing.

Section 6.22 Amendment to PUCT Filing. If the condition set forth in Section 7.2(f)(ii) has been satisfied, but the TTI Minority Interest Acquisition will not, or is not reasonably likely to, occur at or prior to Closing, then Parent shall use its reasonable best efforts to consult and work with the PUCT to promptly amend the PUCT Filing (including making changes to the Key Regulatory Terms contained therein) as may be required by the PUCT to account for the fact that Parent will not directly or indirectly own TTI’s interest in Oncor as of the Effective Time; provided that, for the avoidance of doubt, (a) Parent shall not be required to take any action(s) in connection therewith if the taking of such action(s), individually or in the aggregate, would result in a Burdensome Condition and (b) none of the rights or privileges held by TTI (or any successor thereto) under the Investor Rights Agreement or Oncor LLC Agreement shall be considered (or contribute to) a Burdensome Condition, but any adverse variations or changes to any of such rights or privileges may contribute to, or be, a Burdensome Condition. For the avoidance of doubt, notwithstanding anything to the contrary in this Section 6.22, the fact that the need to amend the PUCT Filing arose in whole or in part due to such rights and privileges held by TTI (or any successor thereto) shall not be deemed to limit in any way the determination as to whether any such amendments or changes required by the PUCT constitute a Burdensome Condition, other than to the extent such amendments or changes merely preserve or restate the existing rights and privileges held by TTI (or any successor thereto).

ARTICLE VII

Conditions

Section 7.1 Conditions to All Parties’ Obligations. The obligations of each party to effect the Closing are subject to the satisfaction or mutual waiver (as determined by the Company and, to the extent EFIH would be adversely affected by the Company’s actions, EFIH, on the one hand, and by Parent, on the other hand) of the following conditions at or prior to the Closing:

(a) Bankruptcy Orders. The Bankruptcy Court shall have entered (in a form which is not materially inconsistent, in any substantive legal or economic respect, with the rights and obligations of the Company or EFIH or Parent or the Merger Subs hereunder or in the Plan of Reorganization) (i) the order of the Bankruptcy Court approving this Agreement, including, among other things, approval of the Termination Fee and the Company’s and EFIH’s entry into and performance of their obligations under this Agreement and the related agreements (the “Approval Order”) and (ii) an order, in form reasonably satisfactory to Parent, confirming the Plan of Reorganization with respect to the E-Side Debtors and authorizing all of the transactions and agreements contemplated by this Agreement (the “EFH Confirmation Order”), which in each case shall be in full force and not subject to any stay.

(b) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or order (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins, renders illegal or otherwise prohibits consummation of the Closing Date Transactions.

(c) Opinion of Counsel with respect to the Reorganized TCEH Spin-Off. The tax opinion of Kirkland & Ellis LLP obtained by the Company on October 3, 2016 to the effect that the Reorganized TCEH Contributions, Reorganized TCEH Conversion and Reorganized TCEH Spin-Off meet the requirements of Sections 368(a)(1)(G), 355 and 356 of the Code shall not have been revoked, rescinded or modified in any respect (except as consented to in writing by Parent).

(d) [RESERVED]

(e) No Liabilities other than Legacy Claims and Limited Real Property Tax Liens. Assuming the Closing Date Transactions are consummated, neither the Company nor any of its Subsidiaries (other than the Oncor Entities) will have any indebtedness for borrowed money immediately following the Effective Time. Under the Plan of Reorganization (and subject to the treatment of Claims provided therein), at the Effective Time (and after giving effect to all of the transactions contemplated by this Agreement and the Plan of Reorganization), all Administrative Claims, DIP Claims and Claims (each as defined in the Plan of Reorganization), other than the Legacy General Unsecured Claims Against the EFH Debtors (as defined in the Plan of Reorganization), property tax

Claims secured by liens on real property in an amount not to exceed $100,000 and other claims that are non-dischargeable under section 1141(d)(6) under the Bankruptcy Code, will no longer be obligations of the E-Side Debtors and will be paid only from the Accessible Account Deposit as provided in the Plan of Reorganization; provided, however, the Company shall pay any such Claims secured by liens on real property in full from the Accessible Account Deposit in accordance with the Plan of Reorganization.

(f) Private Letter Rulings. The Private Letter Ruling shall remain in full force and effect and shall not have been revoked, withdrawn or amended and the Supplemental Rulings shall have been obtained by the Company from the IRS in a form reasonably satisfactory to Parent; provided, however, that (A) a particular ruling that, in the reasonable determination of Parent covers substantially the same subject matter as any one or more of the Supplemental Rulings set forth in Exhibit H shall not be grounds for concluding that the Supplemental Rulings (collectively) are not reasonably satisfactory to Parent due to its failure to include such ruling, (B) in the event a specific Supplemental Ruling set forth in Exhibit H is not given because the IRS communicates that there is no significant issue with respect to the requested ruling, the absence of such ruling shall not, standing alone (or collectively) be grounds for concluding the Supplemental Rulings (collectively) are not reasonably satisfactory to Parent provided that Parent, and unless waived by Parent, the Company, obtain an opinion of nationally recognized tax counsel, in form and substance acceptable to Parent, at a “will” level with respect to the issue that was initially requested pursuant to the Supplemental Ruling Request, or (C) a pre-filing agreement (including an agreement in accordance with Revenue Procedure 2016-30) or closing agreement with the IRS shall be acceptable in lieu of such specific Supplemental Ruling set forth in Exhibit H, provided that such agreement is both (i) binding on the IRS to the same degree as a private letter ruling or is otherwise acceptable to Parent in its reasonable discretion and (ii) contains, in the reasonable determination of Parent conclusions that are substantially similar, and have substantially the same practical effect, to those contained in the specific rulings initially requested pursuant to the Supplemental Ruling Requests.

(g) SEC Registration. The shares of Parent stock that may be issuable pursuant to Section 1.8 of this Agreement shall be freely saleable and not subject to any resale restrictions except to the extent such restrictions are due to the status of the holder thereof, and shall be issuable either pursuant to (i) the exemption from the registration requirements of the Securities Act and from applicable state securities laws provided by Section 1145 of the Bankruptcy Code or (ii) a Form S-4, or other registration statement, as applicable, that shall have become and continue to be effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order, and Parent shall have received the state securities or “blue sky” authorizations necessary for the issuance of the shares of Parent stock.

Section 7.2 Conditions to Obligations of Parent and the Merger Subs. The obligations of Parent and the Merger Subs to effect the Closing are also subject to the satisfaction or waiver by Parent at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company and EFIH set forth in this Agreement other than Section 5.1(b), 5.1(c) and 5.1(f)(i), 5.1(w) (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) shall be true and correct on the date hereof and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall, subject to the qualifications below, be true and correct as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not have, a Company Material Adverse Effect; (ii) the representations and warranties of the Company and EFIH set forth in (x) Section 5.1(b) (other than Section 5.1(b)(ii)) and Section 5.1(w) shall be true and correct in all material respects on the date hereof and as of the Closing and (y) Section 5.1(b)(ii), Section 5.1(c), and Section 5.1(f)(i) shall be true and correct in all respects on the date hereof and as of the Closing; and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company and EFIH (in each case by a senior executive officer of such entity) to the effect that such officer has read this Section 7.2(a) and the conditions set forth in this Section 7.2(a) have been satisfied. The representations and warranties of Oncor and Oncor Holdings in the Oncor Letter Agreement shall be true and correct in all respects on the date hereof and as of the Closing as though made on and as of such date and time (except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not have a material adverse effect on the ability of Oncor Holdings or Oncor to comply with their respective obligations thereunder) and Parent shall have received at the Closing a certificate signed on behalf of Oncor and Oncor Holdings (in each case by a senior executive officer of such entity) to that effect.

(b) Performance of Obligations of the Company, EFIH and the Oncor Entities. Each of the Company and EFIH shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing (other than the obligations in Section 6.6(a)(i) (excluding written assignment of the third party administration agreements of the Contributed Plans) and Section 6.9 hereof, which shall have been performed in all respects), and Parent shall have received a certificate signed on behalf of the Company and EFIH (in each case, by a senior executive officer of such entity) to such effect. Each of Oncor and Oncor Holdings shall have performed in all material respects all obligations required to be performed by it under the Oncor Letter Agreement at or prior to the Closing (other than the obligations in Section 2 of the Oncor Letter Agreement, which shall have been performed in all respects), and Parent shall have received at the Closing a certificate signed on behalf of Oncor and Oncor Holdings (in each case by a senior executive officer of such entity) to that effect.

(c) Regulatory Consents. The FERC Approval, the FCC Approval, the PUCT Approval and the Vermont Insurance Approval shall have been obtained and shall remain in full force and effect and the applicable waiting period under the HSR Act shall have expired or been terminated; provided that, notwithstanding anything to the contrary included elsewhere in this Agreement, no such consent or approval shall, individually or in the aggregate, impose a Burdensome Condition; and provided further that this condition shall not be deemed to be satisfied if the Vermont Insurance Approval shall impose any material, adverse term or condition, order, sanction, or requirement that, individually or in the aggregate, would, or would be reasonably expected to have a material and adverse effect on, or change in, the condition (financial or otherwise), business, assets, liabilities or results of operations (i) of Oncor and its Subsidiaries, taken as a whole, or (ii) of Parent and its Subsidiaries, taken as whole; provided that, for purposes of this clause (ii) Parent and its Subsidiaries, taken as a whole, shall be deemed to be a consolidated group of entities that is the size and scale of the Oncor Entities.

(d) Company Tax Opinion. The Company shall have received the opinion specified in Section 7.3(c).

(e) Parent Tax Opinion. Parent shall have received an opinion of Gibson, Dunn & Crutcher LLP on the basis of the representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, wherein the party providing the opinion opines the Fundamental Opinions listed in Exhibit H; provided, however in the event Gibson, Dunn & Crutcher LLP is unwilling or unable to provide the relevant opinion with the requisite degree of certainty set forth in this Section 7.2(e), Parent shall have received an opinion with the requisite degree of certainty from Munger, Tolles & Olson, LLP. In rendering such opinion, such tax counsel providing the opinion shall be permitted to rely upon reasonable representations, including a representation that the Company and its Subsidiaries had no plan or intention at the time of the Reorganized TCEH Spin-Off and that the Company and its Subsidiaries and Reorganized TCEH have no intention at the time of the Merger to take, and did not take, any action that is inconsistent with the Intended Tax-Free Treatment. In giving the opinion described in this paragraph, such tax counsel providing the opinion shall assume that, other than with respect to any new or specific issues raised in connection with the transactions contemplated by this Agreement, the Reorganized TCEH Contributions, the Reorganized TCEH Conversion, and the Reorganized TCEH Spin-Off met the requirements of Sections 368(a)(1)(G), 355, and 356 of the Code.

(f) Minority Interest Acquisition. (i) The TTI Minority Interest Acquisition shall have occurred or (ii) the Bankruptcy Court shall have entered an order to the effect that the Drag-Along Rights are valid and enforceable with respect to TTI in connection with the transactions contemplated hereby and that the Company is entitled to enforce the Drag-Along Rights if the total payments TTI receives in connection with the transactions contemplated hereby satisfy the IRR Hurdle, provided, however that nothing in this condition requires that the Bankruptcy Court issue an order finding that the total payments TTI receives in connection with the transactions contemplated hereby in fact satisfy the IRR Hurdle.

(g) EFH Confirmation Order. The Bankruptcy Court shall have entered the EFH Confirmation Order, which order includes: (i) a finding that the Plan of Reorganization and this Agreement satisfy, among other things, section 1129(a)(4) and section 1129(a)(5) of the Bankruptcy Code; (ii) a finding that Parent is a good faith purchaser within the meaning of section 363(m) of the Bankruptcy Code, and is therefore entitled to the protections afforded to good faith purchasers to the fullest extent permitted under the Bankruptcy Code; and (iii) a finding that the purchase price to be provided by Parent pursuant to this Agreement was not controlled by any agreement between Parent and any potential bidders and was not reduced or suppressed in any manner by any agreement or arrangement involving Parent and any creditor.

(h) Third Party Consents. Any third party consents and approvals, other than any consents or approvals of a Governmental Entity or the Bankruptcy Court, necessary in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and shall remain in full force and effect, except such third party consents and approvals the failure of which to obtain would not have, individually or in the aggregate, a Company Material Adverse Effect or Parent Material Adverse Effect.

(i) Employees. Except as agreed by Parent, the reorganized Company and its Subsidiaries shall not have any employees (other than employees of the Oncor Entities) and shall not be responsible for any liabilities or obligations (other than to the extent, if at all, set forth in the Assumed Plans, this Agreement, the Split Participant Agreement, the Separation Agreement, the certificates, articles of incorporation, by-laws, limited liability company operating agreements, and any other organizational document of Parent, the Company or any of the Company’s subsidiaries, and insurance policies maintained after the Closing by Parent, the Company or any of the Company’s subsidiaries for indemnification or advancement of expenses) owed to any current or former employee of the Company or any of its Subsidiaries (other than the Oncor Entities), including change of control or severance payments or similar obligations.

(j) Ownership Structure. The Company’s ownership structure of its Subsidiaries as of the Effective Time shall be as disclosed in Section 7.2(j) of the Company Disclosure Letter, including with respect to the Company’s 100% indirect ownership interest in Oncor Holdings and Oncor Holdings’ approximately 80% ownership interest in Oncor.

(k) IRS Submissions. The facts presented and the representations made in the IRS Submissions are true, correct, and complete in all material respects except to the extent the facts and statements set forth in such IRS Submissions relate to transactions that are not contemplated by this Agreement.

(l) No Ownership Change. Except as contemplated by the Plan of Reorganization, (i) no Debtor shall have taken any action that results in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code); and (ii) Texas Energy Future Holdings Limited Partnership shall not have (A) taken any action that results in an ownership change of the Company within the meaning of Section 382(g) of the Code (including by treating the equity interests of the Company as becoming worthless within the meaning of Section 382(g)(4)(D) of the Code and thereby resulting in an ownership change of the Company within the meaning of Section 382(g) of the Code); (B) knowingly permitted any Person (other than Texas Energy Future Holdings Limited Partnership) to own directly, indirectly or constructively (by operation of Section 318 as modified by Section 382(1)(3)(A) of the Code) 50% or more of the equity interests of the Company during the three-year period ending on the Closing Date; or (C) changed its taxable year to be other than the calendar year.

(m) Company Material Adverse Effect. From the date hereof through the Closing Date, except for matters set forth in the Company Disclosure Letter, no Company Material Adverse Effect shall have occurred and be continuing as of the Closing Date.

(n) Tax Matters Agreement. The Tax Matters Agreement dated as of October 3, 2016, by and among the Company, EFIH, EFIH Finance Inc., a Delaware corporation, Reorganized TCEH and EFH Merger Co., LLC, a Delaware limited liability company and a direct wholly-owned subsidiary of NextEra Energy, Inc., a Florida corporation (the “Tax Matters Agreement”) shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.

(o) Split Participant Agreement. The Split Participant Agreement, dated October 3, 2016, by and between Oncor and Reorganized TCEH (the “Split Participant Agreement”) shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.

(p) Transition Services Agreement. The Transition Services Agreement shall be in full force and effect (unless earlier terminated or expired in accordance with its terms) and shall not have been amended, modified or supplemented without the consent of Parent.

(q) Separation Agreement. The Separation Agreement shall be in full force and effect and shall not have been amended, modified or supplemented without the consent of Parent.

Section 7.3 Conditions to Obligation of the Company and EFIH. The obligations of each of the Company and EFIH to effect the Closing are also subject to the satisfaction (or waiver by the Company, and to the extent EFIH would be adversely affected by the Company’s actions, EFIH) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of Parent set forth in this Agreement other than Section 5.2(b), 5.2(c), and the first sentence of 5.2(f) (without giving effect to any materiality or Parent Material Adverse Effect qualifications set forth therein) shall be true and correct as of the date hereof and as of the Closing as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date) except where any failures of any such representations and warranties to be so true and correct, individually or in the aggregate, have not had and would not have a, Parent Material Adverse Effect; (ii) the representations and warranties set forth in (x) Section 5.2(b) shall be true and correct in all material respects on the date hereof and as of the Closing and (y) Section 5.2(c) and the first sentence of Section 5.2(f) shall be true and correct in all respects on the date hereof and as of the Closing; and (iii) the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of Parent to the effect that such officer has read this Section 7.3(a) and the conditions set forth in this Section 7.3(a) have been satisfied.

(b) Performance of Obligations of Parent and Merger Subs. Each of Parent and the Merger Subs shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing, and the Company and EFIH shall have received a certificate signed on behalf of Parent and the Merger Subs by a senior executive officer of Parent and the Merger Subs, respectively, to such effect.

(c) Company Tax Opinions. Unless the receipt of the following opinion is waived by Parent, the Company shall have received an opinion of Kirkland & Ellis LLP, on the basis of the representations and warranties set forth or referred to in such opinion, dated as of the Closing Date, wherein the party providing the opinion opines the Fundamental Opinions listed in Exhibit H; provided, however in the event Kirkland & Ellis LLP is unwilling or unable to provide the relevant opinion with the requisite degree of certainty set forth in this Section 7.3(c), the Company shall have received an opinion with the requisite degree of certainty from Cravath, Swaine & Moore, LLP. In rendering such opinion, such tax counsel or accounting firm providing the opinion shall be permitted to rely upon reasonable representations, including a representation that the Company and its Subsidiaries had no plan or intention at the time of the Reorganized TCEH Spin-Off and have no plan or intention at the time of the Merger to take, and did not take, any action that is inconsistent with the Intended Tax-Free Treatment. In giving the opinion described in this paragraph, such tax counsel or accounting firm providing the opinion shall assume that, other than with respect to any new or specific issues raised in connection with the transactions contemplated by this Agreement, the Reorganized TCEH Contributions, the Reorganized TCEH Conversion, and the Reorganized TCEH Spin-Off met the requirements of Sections 368(a)(1)(G), 355, and 356 of the Code.

(d) RESERVED.

(e) Regulatory Consents. Any and all governmental consents and approvals referred to in Section 7.2(c) shall have been obtained and shall remain in full force and effect and the applicable waiting period under the HSR Act shall have expired or been terminated.

ARTICLE VIII

Termination

Section 8.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Closing, whether before or after the Bankruptcy Court shall have entered the EFH Confirmation Order, by mutual written consent of the Company, EFIH, Parent and the Merger Subs by action of each of their respective boards of directors or managers.

Section 8.2 Termination by Either Parent or the Company/EFIH. This Agreement may be terminated at any time prior to the Closing by action of either (x) Parent, on the one hand, or (y) the Company and EFIH (acting together), on the other hand:

(a) if the Closing (including the Closing Date Transactions) shall not have been consummated within two hundred forty (240) days of the date of this Agreement (including as extended pursuant to this Section 8.2(a), the “Initial Termination Date”), provided, that, if as of such date any of the FERC Approval, the PUCT Approval or the Supplemental Rulings shall not have been obtained (and such approval or the Supplemental Rulings is still capable of being obtained within ninety (90) days), the Initial Termination Date shall be extended for ninety (90) days for the purpose of continuing to pursue such approval or the Supplemental Rulings, unless the Company and EFIH (acting together) and Parent agree otherwise in writing (the Initial Termination Date (as extended pursuant to this Section 8.2(a), as applicable) being, the “Termination Date”), provided, further, that, the right to terminate this Agreement pursuant to this clause (a) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of (directly or indirectly), or resulted in, the failure of the Closing to occur on or before the Termination Date; or

(b) if any order of any court or other Governmental Entity permanently restraining, enjoining, rendering illegal or otherwise prohibiting, directly or indirectly, consummation of the Closing Date Transactions shall have become final and non-appealable; provided, however, that the termination right in this clause (b) shall not be available if the party seeking to terminate this Agreement pursuant to this clause (b) shall not have used its reasonable best efforts (and caused each of its Subsidiaries and controlled Affiliates (other than the Oncor Entities) to use its reasonable best efforts) to contest such order prior to its becoming permanent if such party (or Subsidiary or controlled Affiliate) had the right to contest such order.

Section 8.3 Termination by the Company and/or EFIH. This Agreement may be terminated at any time prior to the Closing:

(a) by the Company and EFIH (acting together) if there has been a breach of any representation, warranty, covenant or agreement made by Parent or the Merger Subs in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.3 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing) and (ii) cannot be, or has not been, cured within thirty (30) Business Days after Parent’s receipt of written notice thereof from the Company or EFIH; provided, however, that the termination right in this clause (a) shall not apply if either the Company or EFIH is then in breach of this Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.2 not being satisfied;

(b) by the Company and EFIH (acting together) if Parent and the Merger Subs have failed to consummate the Closing no later than the date required by Section 1.4; provided, however, that the termination right in this clause (b) shall not apply if either the Company or EFIH is then in breach of this Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.2 not being satisfied;

(c) by the Company and EFIH (acting together) if the Bankruptcy Court enters an order approving a plan of reorganization not proposed or supported by the Company or EFIH (and which the Company and EFIH, to the extent requested by Parent, used commercially reasonable efforts to challenge before the Bankruptcy Court) that is inconsistent with this Agreement or the Plan of Reorganization;

(d) by the Company and EFIH (acting together) if the Chapter 11 Cases are dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the Closing Date Transactions; provided, that such dismissal or conversion was not proposed or supported by the Company or EFIH (and which the Company and EFIH, to the extent requested by Parent, used commercially reasonable efforts to challenge before the Bankruptcy Court);

(e) until the entry of the EFH Confirmation Order, by the Company if concurrently with such termination, the Company Board determines in its sole discretion after consultation with its independent financial advisors and outside legal counsel, and based on the advice of such counsel, that the failure to terminate this Agreement is inconsistent with its fiduciary duties, provided that a material breach of the Company’s or EFIH’s obligations under Section 6.2 has not provided the basis for such determination; or

(f) until the entry of the EFH Confirmation Order, by EFIH if concurrently with such termination, the board of managers of EFIH determines in its sole discretion after consultation with its independent financial advisors and outside legal counsel, and based on the advice of such counsel, that the failure to terminate this Agreement is inconsistent with its fiduciary duties, provided that a material breach of the Company’s or EFIH’s obligations under Section 6.2 has not provided the basis for such determination.

Section 8.4 Termination by Parent. This Agreement may be terminated at any time prior to the Closing by Parent:

(a) if there has been a breach of any representation, warranty, covenant or agreement made by the Company and/or EFIH in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.2 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing), and (ii) cannot be or has not been cured within thirty (30)

Business Days after the Company’s or EFIH’s receipt of written notice thereof from Parent; provided, however, that the termination right in this clause (a) shall not apply if either Parent or the Merger Subs is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.3 not being satisfied;

(b) if there has been a breach of any representation, warranty, covenant or agreement made by Oncor or Oncor Holdings under the Oncor Letter Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, as if, in each such case, such representation or warranty were required by the Agreement to be true on and as of each such date between the date hereof and the Closing Date, which breach or failure of a representation, warranty, covenant or agreement to be true or to be performed (i) would result in a failure of a condition set forth in any provision of Section 7.1 or Section 7.2 (which for the purpose of such clauses it shall be assumed such breach is continuing as of the Closing) and (ii) cannot be or has not been cured within thirty (30) Business Days after the Company’s, EFIH’s, Oncor’s and Oncor Holdings’ receipt of written notice thereof from Parent; provided, however, that the termination right in this clause (b) shall not apply if either Parent or the Merger Subs is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in any of the conditions set forth in Section 7.1 or Section 7.3 not being satisfied;

(c) if the Company and/or EFIH fail to consummate the Closing on or prior to the date required by Section 1.4; provided, however, that the termination right in this clause (c) shall not apply if either Parent or the Merger Subs is then in breach of this Agreement or the Oncor Letter Agreement in a manner that would result or has resulted in the failure to consummate the Closing;

(d) if the Company or EFIH files or expressly supports in the Bankruptcy Court a plan of reorganization that is inconsistent in any substantive legal or economic respect with this Agreement and the Plan of Reorganization and such inconsistency cannot be or has not been cured within thirty (30) Business Days after the Company’s or EFIH’s receipt of written notice thereof from Parent (which notice must occur within five (5) Business Days of the filing of such Plan);

(e) if the Bankruptcy Court enters an order, or if the Company or EFIH files a motion seeking entry of an order, approving any sale or other disposition (other than a sale or other disposition permitted by this Agreement) of (i) any material portion of the assets of the Company or its Subsidiaries or (ii) any equity interests in EFIH or any of its Subsidiaries (including the Oncor Entities), to any Person(s) other than Parent, the Merger Subs or any of their respective Affiliates;

(f) if a trustee is appointed in the Chapter 11 Cases pursuant to Section 1104 of the Bankruptcy Code;

(g) if any Chapter 11 Case, other than the cases relating to (i) LSGT Gas Company LLC, (ii) EECI, Inc., (iii) EEC Holdings, Inc., and (iv) LSGT SACROC, Inc., is dismissed or converted to a case under Chapter 7 of the Bankruptcy Code and neither such dismissal or conversion contemplates the Closing Date Transactions and the other transactions contemplated by this Agreement;

(h) if any of the following actions are not completed within the applicable time period specified below:

(i) the Plan of Reorganization or the motion for entry of the Approval Order is not filed with the Bankruptcy Court by July 11, 2017;

(ii) the Bankruptcy Court does not enter the Approval Order within forty-five (45) days of the date of this Agreement; provided that entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the E-Side Debtors’ entry into and performance and agreement under this Agreement, including but not limited to payment and satisfaction of the Termination Fee pursuant to the terms hereof;

(iii) the Bankruptcy Court does not enter the Disclosure Statement Order by September 5, 2017; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve the Disclosure Statement and solicitation materials as containing “adequate information” as required by section 1125 of the Bankruptcy Code; or

(iv) the Bankruptcy Court does not enter the EFH Confirmation Order by December 15, 2017; provided, that, entry of such order shall be deemed to occur upon an oral indication by the Bankruptcy Court that it is approving or will approve confirmation of the Plan of Reorganization;

provided however, that Parent shall not have the right to terminate this Agreement pursuant to subclause 8.4(h)(i), (h)(ii), (h)(iii), or (h)(iv) above unless Parent delivers written notice to the Company and EFIH that it intends to terminate this Agreement within forty-five (45) days following the applicable date set forth in such subclause.

Section 8.5 Effect of Termination and Abandonment.

(a) In the event of a termination of this Agreement pursuant to this Article VIII, this Agreement shall become void and of no further force or effect and no party shall have any liability to any other party hereto (or of any of its Representatives or Affiliates) with respect hereto; provided, however, and notwithstanding anything in the foregoing to the contrary, that, (i) this Section 8.5 and the provisions set forth in the second sentence of Section 9.1 shall survive the termination of this Agreement and the parties hereto may have further liability with respect thereto, and (ii) liability may exist for willful or intentional breaches of this Agreement (where willful or intentional breach means a breach of this Agreement by a party that has actual knowledge that its action (or failure to act) would reasonably be expected to breach this Agreement) by a party prior to the time of such termination and, in the case of Parent and the Merger Subs, any failure to have sufficient immediately available funds at the Closing for the consummation of the Closing Date Transactions (which liability the parties hereto acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs).

(b) If this Agreement is terminated pursuant to this Article VIII and any alternative transaction is consummated (including any transaction or proceeding that permits the E-Side Debtors that are the direct or indirect owners of Oncor Holdings to emerge from the Chapter 11 Cases) pursuant to which neither Parent nor any of its Affiliates will obtain direct or indirect ownership of 100% of Oncor Holdings and Oncor Holdings’ approximately 80% equity interest in Oncor, then, if the Approval Order has been entered, no later than five (5) days following the consummation of such alternative transaction, the Company and EFIH shall pay to Parent the Termination Fee (as defined below), by wire transfer, as directed by Parent, in immediately available funds; provided, however, that the Termination Fee (as defined below) will not be payable if this Agreement is terminated (i) pursuant to Section 8.1, (ii) by Parent or the Company/EFIH pursuant to Section 8.2(b) if such final and non-appealable order has been issued by the PUCT, (iii) by Parent or the Company/EFIH pursuant to Section 8.2(a) and the receipt of the PUCT Approval is the only condition set forth in Article VII not satisfied or waived in accordance with this Agreement (other than (x) those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing and (y) the Supplemental Rulings have not been obtained and the IRS has indicated that one or more Supplemental Rulings would require the issuance of Parent Preferred Stock or other Parent stock as part of the EFH Consideration and/or EFIH Consideration, and Parent has not agreed to issue the required amount or type of Parent stock in order to obtain such Supplemental Rulings), (iv) by Parent or the Company/EFIH pursuant to Section 8.2(a) if the condition in Section 7.2(f) is the only condition set forth in Article VII not satisfied or waived in accordance with this Agreement (other than those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing) and the Company shall have complied in all material respects with its obligations set forth in Section 6.18 and Section 6.19, (v) by Parent or the Company/EFIH pursuant to Section 8.2(a) if the IRS has indicated that one or more Supplemental Rulings would require the issuance of Parent Preferred Stock or other Parent stock as part of the EFH Consideration and/or EFIH Consideration, and Parent has not agreed to issue the required amount or type of Parent stock in order to obtain such Supplemental Rulings (or the tax opinions, to the extent such tax opinions will not be issued because the Supplemental Rulings have not been obtained due to such failure by Parent to agree), and all other conditions set forth in Article VII have been satisfied or waived in accordance with this Agreement (other than, PUCT Approval and those conditions that by their nature or pursuant to the terms of this Agreement are to be satisfied at the Closing), (vi) by Parent pursuant to Section 8.4(g) (unless the Chapter 11 Cases are dismissed or converted to Chapter 7 of the Bankruptcy Code with respect to the Company or EFIH in which case the Termination Fee is payable), or (vii) by the Company pursuant to Section 8.3(a) or 8.3(b). In the event the Company and EFIH pay the Termination Fee pursuant to this Section 8.5(b), such payment shall be the sole and exclusive remedy of Parent and Merger Subs against the Company, EFIH and their respective Affiliates, Representatives, creditors or shareholders with respect to any breach of this Agreement prior to such termination. If the Approval Order has been entered, the Company’s and EFIH’s obligation to pay the Termination Fee pursuant to this Section 8.5(b) shall survive the termination of this

Agreement. If the Approval Order has been entered, the Termination Fee shall constitute an administrative expense of the Company and EFIH under the Bankruptcy Code. “Termination Fee” shall mean an amount equal to $270,000,000, inclusive of all expense reimbursements, including reasonable and documented professional fees of Parent and Merger Subs; provided that, in no event shall such claim be senior or pari passu with the superpriority administrative claims granted to the secured parties pursuant to the DIP Facility (as in effect on the date hereof).

(c) The parties hereto acknowledge that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement.

ARTICLE IX

Miscellaneous and General

Section 9.1 Survival. This Article IX and the agreements of the Company and EFIH, Parent and the Merger Subs contained in Section 6.6 (Employee Benefits), Section 6.7 (Expenses), Section 6.8 (Indemnification; Directors’ and Officers’ Insurance), Section 6.18 (Drag-Along Rights), Section 6.19 (Enforcement of Certain Investor Rights) and Section 6.21 (Financing) shall survive the consummation of the Closing. This Article IX and the agreements of the Company and EFIH, Parent and the Merger Subs contained in the last sentence of Section 6.7 (Expenses) and Section 8.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. Subject to the foregoing, all other representations, warranties, covenants and agreements in this Agreement shall not survive the Closing or the termination of this Agreement.

Section 9.2 Modification or Amendment. Subject to the provisions of the applicable Laws (including, if applicable, the approval of the Bankruptcy Court), the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties.

Section 9.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the transactions contemplated by this Agreement are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Laws.

Section 9.4 Counterparts. This Agreement may be executed in any number of counterparts (including by electronic means), each such counterpart being deemed to be an original instrument, and all such counterparts taken together constituting one and the same agreement.

SECTION 9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL.

(a) THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS TO THE EXTENT SUCH PRINCIPLES OR RULES WOULD REQUIRE OR PERMIT THE APPLICATION OF THE LAWS OF ANOTHER

JURISDICTION. Each of the parties hereto (i) submits to the exclusive jurisdiction of the Bankruptcy Court (or, if the Bankruptcy Court declines to accept jurisdiction over a particular matter, then the Chancery Court of the State of Delaware, and if the Chancery Court of the State of Delaware declines jurisdiction, then any state or federal court sitting in Delaware) in any action or proceeding arising out of or relating to this Agreement, (ii) agrees that all claims in respect of such action or proceeding may be heard and determined in any such court and (iii) agrees not to bring any action or proceeding arising out of or relating to this Agreement in any other court. Each of the parties hereto agrees that a final judgment (subject to any appeals therefrom) in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. Each of the parties hereto hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement in any Delaware or federal court in accordance with the provisions of this Section 9.5(a). Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, the defense of an inconvenient forum to the maintenance of such action or proceeding in any such court. Each of the parties hereto hereby irrevocably and unconditionally consents to service of process in the manner provided for notices in Section 9.6. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.5.

Section 9.6 Notices. Except as set forth in Section 6.18, Section 6.19 and Section 6.21 hereof, any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by (a) registered or certified mail, postage prepaid, (b) email or (c) overnight courier:

If to Parent or Merger Subs:

Berkshire Hathaway Energy Company 825 NE Multnomah, Suite 2000 Portland, OR 97232
Attention: Natalie Hocken
Email: NLHocken@berkshirehathawayenergyco.com

with copies (which shall not constitute notice) to:

Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166
Attention: Peter Hanlon
Email: phanlon@gibsondunn.com

Gibson, Dunn & Crutcher LLP 333 South Grand Avenue Los Angeles, CA 90071
Attention: Jeffrey C. Krause
Email: jkrause@gibsondunn.com

If to the Company and/or EFIH:

Energy Future Holdings Corp., et al.
Energy Plaza 1601 Bryan Street Dallas, Texas 75201
Attention: General Counsel
Email: awright@energyfutureholdings.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP 609 Main Street, Suite 4700 Houston, Texas 77006
Attention: Andrew Calder
John Pitts
Email: andrew.calder@kirkland.com
john.pitts@kirkland.com

and

Kirkland & Ellis LLP 300 North LaSalle Chicago, IL 60654
Attention: James Sprayregen

Marc Kieselstein Chad Husnick
Email: jsprayregen@kirkland.com mkieselstein@kirkland.com chusnick@kirkland.com

and

Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022
Attention: Edward Sassower
Email: edward.sassower@kirkland.com

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; three (3) Business Days after deposit in the mail, if sent by registered or certified mail; upon receipt if sent by email and received by 5:00 pm (Eastern Time), on a Business Day (otherwise the next Business Day) (provided that if given by email such notice, request, instruction or other document shall be followed up within one (1) Business Day by dispatch pursuant to one of the other methods described herein); or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.

Section 9.7 Entire Agreement. This Agreement (including any exhibits or schedules hereto including as actually executed), the Company Disclosure Letter, the Oncor Letter Agreement, the Confidentiality Agreement, dated June 7, 2016, by and among Parent, the Company and EFIH and, pursuant to a Joinder dated June 7, 2016, Oncor (the “Confidentiality Agreement”) and the other agreements named herein constitute the entire agreement of the parties hereto with respect to the subject matter hereof, and cancel, merge and supersede all other prior or contemporaneous oral or written agreements, understandings, representations and warranties both written and oral, among the parties hereto, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE ONCOR LETTER AGREEMENT, NEITHER PARENT AND MERGER SUBS NOR THE COMPANY AND ITS SUBSIDIARIES MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 9.8 No Third-Party Beneficiaries. Except as provided in Section 6.8, Parent, the Merger Subs, EFIH and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third party beneficiaries under Section 6.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 9.9 Obligations of Parent. Whenever this Agreement requires a Subsidiary of Parent, including the Merger Subs, to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action.

Section 9.10 Remedies. The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed by the Company, EFIH, Parent or the Merger Subs in accordance with the terms hereof and that monetary damages, even if available, would not be an adequate remedy therefor. As a result, prior to the termination of this Agreement pursuant to Article VIII, each party shall be entitled to specific performance to prevent breaches of this Agreement and of the terms hereof (including the obligation to consummate the Closing Date Transactions and the other transactions contemplated herein, subject to the terms and conditions hereof), without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy) in addition to any other remedy at law or equity. The parties hereto further agree not to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

Section 9.11 Transfer Taxes. To the extent payable under applicable Law (notwithstanding section 1146 of the Bankruptcy Code), all transfer, documentary, sales, use, stamp, registration and other similar such Taxes and fees (including penalties and interest) incurred in connection with the Mergers shall be paid by the applicable Surviving Company when due.

Section 9.12 Definitions. Each term set forth in the Table of Defined Terms is defined on the page of this Agreement set forth opposite such term.

Section 9.13 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 9.14 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a section or exhibit, such reference shall be to a section of or exhibit to this Agreement unless otherwise indicated. Such exhibits are an integral part of this Agreement as if fully set forth herein. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “hereto,” “hereby,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term “made available” and words of similar import means that the relevant documents, instruments or materials were either (i) posted and made available to the other party or its designated Representatives on the Intralinks due diligence data site maintained by the Company for purposes of the transaction(s) contemplated by this Agreement, (ii) sent to the other party or its representatives directly, or (iii) publicly available by virtue of the relevant party’s filing of a publicly available final registration statement, prospectus, report, form, schedule or definitive proxy statement filed with the SEC pursuant to the Securities Act or the Exchange Act, in each case, at least five (5) Business Days prior to the date hereof or such prior date with respect to which such documents, instruments or materials were represented by a party to have been made available to the other party. The words “shall” and “will” have the same meaning; provided, that this sentence shall not apply to the portions of Section 7.1(c), Section 7.2(e), Section 7.3(c) and Exhibit H describing the levels of comfort required with respect to the various tax opinions contemplated by this Agreement.

(b) The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(c) Subject to the first paragraphs of Sections 5.1 and 5.2, respectively, each of the Company, EFIH, Parent and each of the Merger Subs has, or may have, set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.15 Assignment. This Agreement shall not be assignable by operation of law or otherwise without the prior written consent of the non-assigning parties hereto (such consent not to be unreasonably withheld, conditioned or delayed). Any purported assignment in violation of this Agreement is void.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

BERKSHIRE HATHAWAY ENERGY COMPANY

By:	/s/ Patrick Goodman
Name:	Patrick Goodman
Title:	Executive Vice President and Chief Financial Officer

O.E. MERGER SUB INC.

By:	/s/ Patrick Goodman
Name:	Patrick Goodman
Title:	Chairman and President

O.E. MERGER SUB II, LLC

By:	/s/ Patrick Goodman
Name:	Patrick Goodman
Title:	Manager

O.E. MERGER SUB III, LLC By: O.E. Merger Sub II, LLC, its sole member

By:	/s/ Patrick Goodman
Name:	Patrick Goodman
Title:	Manager

[Signature Page to Agreement and Plan of Merger]

ENERGY FUTURE HOLDINGS CORP.

By:	/s/ Anthony Horton
Name:	Anthony Horton
Title:	Executive Vice President, Chief Financial Officer and Treasurer

ENERGY FUTURE INTERMEDIATE HOLDING COMPANY LLC

By:	/s/ Anthony Horton
Name:	Anthony Horton
Title:	Executive Vice President, Chief Financial Officer and Treasurer

[Signature Page to Agreement and Plan of Merger]

Exhibit A

Plan of Reorganization

[Attached as Exhibit 2.2 to this Form 8-K]

Exhibit B

Offer

(See Attached)

July 7, 2017

Offer

Energy Future Holdings Corp.

Energy Future Intermediate Holding Company LLC

Energy Plaza

1601 Bryan Street

Dallas, Texas 75201

Attention: Board of Directors

Oncor Electric Delivery Holdings Company LLC

1616 Woodall Rodgers Freeway

Dallas, Texas 75202

Re: Offer to Purchase LLC Units

Ladies and Gentlemen:

Reference is made to (i) the Second Amended and Restated Limited Liability Company Agreement of Oncor Electric Delivery Company LLC, dated as of November 5, 2008 (as amended, the “Oncor LLC Agreement”), among Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”), Oncor Management Investment LLC (“Oncor Management”) and Texas Transmission Investment LLC (“TTI”) and (ii) the Investor Rights Agreement, dated as of November 5, 2008 (the “Investor Rights Agreement”), among Oncor Electric Delivery Company LLC (“Oncor”), Oncor Holdings, TTI and Energy Future Holdings Corp. (“EFH”). Capitalized terms used herein without definition have the respective meanings set forth in the Investor Rights Agreement.

As you are aware, as of the date hereof, (1) an Agreement and Plan of Merger (the “Merger Agreement”) is being entered into by and among (i) EFH, (ii) Energy Future Intermediate Holding Company LLC, a Delaware limited liability company (“EFIH”), (iii) Berkshire Hathaway Energy Company, an Iowa corporation (“Parent”), (iv) O.E. Merger Sub Inc., a Delaware corporation (“EFH Merger Sub”), (v) O.E. Merger Sub II, LLC, a Delaware limited liability company (“EFIH Merger Sub”) and (vi) O.E. Merger Sub III, LLC, a Delaware limited liability company (“Oncor Holdings Merger Sub” and, together with EFH Merger Sub and EFIH Merger Sub, the “Merger Subs”), a copy of which is attached as Exhibit A hereto, and (2) EFH and certain entities in which it, directly or indirectly, holds an equity interest (collectively, the “Debtors”), are filing a plan of reorganization under chapter 11 of title 11 of the United States Code, 11 U.S.C. § 101 et seq. in the United States Bankruptcy Court for the District of Delaware and jointly administered for procedural purposes only under Case No. 14-10979 (the “Plan of Reorganization”) that contemplates certain restructuring transactions that include, among other things, (a) the merger of EFH Merger Sub with and into reorganized EFH (the “EFH Merger”) with reorganized EFH surviving as a wholly owned subsidiary of Parent (the “EFH Surviving Company”), (b) the merger of reorganized EFIH with and into EFIH Merger Sub (the “EFIH Merger”) with EFIH Merger Sub surviving, and (c) the merger of Oncor Holdings with and into Oncor Holdings Merger Sub (the “Oncor Holdings Merger” and,

collectively with the EFH Merger and the EFIH Merger, the “Mergers”) with Oncor Holdings Merger Sub surviving. As a result of the Mergers, Oncor Holdings Merger Sub will acquire all of the LLC Units currently held by Oncor Holdings and, in turn, Oncor Holdings Merger Sub will be a wholly owned subsidiary of EFIH Merger Sub, which in turn will be a wholly owned subsidiary of EFH Surviving Company. Parent will own all of the common stock of EFH Surviving Company. The Plan of Reorganization, which is an integral element of the Mergers, is an exhibit to and incorporated as part of the Merger Agreement.

This letter constitutes an EFH Sale Proposal and represents an offer to purchase (i) all of the LLC Units in Oncor held directly by Oncor Holdings and held indirectly by EFIH and EFH, which transaction will be implemented through the Mergers, and (ii) all of the LLC Units in Oncor that are owned by members of Oncor other than Oncor Holdings. The amount of consideration to consummate the Mergers (including the purchase of the LLC Units in Oncor held directly by Oncor Holdings and held indirectly by EFIH and EFH in connection therewith) is as set forth in the Merger Agreement and the Plan of Reorganization and is expected to be paid entirely in cash in accordance therewith. The consummation of the transactions as contemplated by this EFH Sale Proposal will result in a Change of Control.

Unless an agreement is otherwise entered into by and among Parent and one or more of the members of Oncor other than Oncor Holdings (the “Minority Owners”) or the Minority Owners’ Affiliates on mutually agreeable terms and conditions (a “Mutually Agreed Definitive Agreement”), the form of the purchase agreement (a “Required Sale Purchase Agreement”) to be entered into in order to provide for the purchase and sale of the LLC Units held by the Minority Owners will be provided to TTI and Oncor Management prior to or concurrently with the delivery by EFH of a Required Sale Notice as contemplated by Section 3.3(a) of the Investor Rights Agreement. Such a Required Sale Purchase Agreement will contain provisions that satisfy the conditions of Section 3.3(d) of the Investor Rights Agreement. Among other things, pursuant to the Required Sale Purchase Agreement, the form of consideration to be paid to the Minority Owners will be cash, and the amount of such consideration will be at least equal to the amount of the purchase price for the LLC Units held by TTI that is required pursuant to Section 3.3 of the Investor Rights Agreement. Such purchase price in the Required Sale Purchase Agreement will, among other things, be sufficient so that TTI will achieve an IRR on its initial investment in the LLC Units which equals or exceeds the IRR Hurdle. For the avoidance of doubt, a Mutually Agreed Definitive Agreement may contain terms and conditions mutually agreed among Parent and TTI and their Affiliates and such terms and conditions may not satisfy the conditions of Section 3.3(d) of the Investor Rights Agreement.

The purchase of LLC Units pursuant to the Mergers in accordance with this offer is a part of merger transactions that when consummated at the Closing, will result in each of Parent, EFH Surviving Company, EFIH Merger Sub and Oncor Holdings Merger Sub owning more of the equity interests in Oncor than the relevant Related Entity or its Affiliates.

We are available at your earliest convenience to address any questions that you may have about our offer. We look forward to working with you to complete the purchase contemplated hereby.

Respectfully yours,

BERKSHIRE HATHAWAY ENERGY COMPANY

By:
Name:
Title:

O.E. MERGER SUB INC.

By:
Name:
Title:

O.E. MERGER SUB II, LLC

By:
Name:
Title:

O.E. MERGER SUB III, LLC

By: Merger Sub II, LLC, its sole member

By:
Name:
Title:

Exhibit C

Oncor Letter Agreement

[Attached as Exhibit 10.1 to this Form 8-K]

Exhibit D

Preferred Stock Terms

Issuer (Senior Unsecured Rating)	• Berkshire Hathaway Energy Co (A3/A-/BBB+)

Security Notching from Unsecured Rating:	• Moody’s: -2 // Baa2 • S&P: -1 // BBB+ • Fitch: -2 // BBB-

Par Value:	• $1,000

Structure:	• 20 Year / non-call for first 10 years; par call thereafter • Fixed Rate to first call date; floating rate thereafter

Indicative Pricing:	• Current indicative coupon rate of 4.50% for first 10 years • Current indicative floating rate at 3-month Libor + 218 bps

Mandatory Conversion / Exercise Rights:	• None

Registration Rights	• Securities to be freely tradable by creditors upon receipt via Section 1145 Exemption or a new BHE Registration Statement

Optional Deferral:	• Unlimited deferral on cumulative basis (no penalty rate / no compounding) • Deferred dividends are repayable at any time

Claim in Bankruptcy:	• Principal plus all accumulated and unpaid dividends

Subordination:	• Preferred equity

Voting Rights:

•    Election of two directors after six (whether consecutive or not) missed quarterly dividends; terminates upon payment in full of deferred amounts

•    The only class vote of the holders of preferred stock will be on an amendment to the articles of incorporation of Parent that would materially and adversely change the rights, preferences and privileges of the Preferred Stock or a merger that would result in such an adverse change to the terms of the Preferred.

Restriction on Issuance of Senior Shares:	• As long as shares are outstanding, we do not intend to issue any shares of capital stock ranking senior to the shares. No other restrictions on corporate actions by BHE.

Listing:	• Shares will not be listed

Exhibit E

Articles of Incorporation

(See Attached)

RESTATED CERTIFICATE OF FORMATION

OF

ENERGY FUTURE HOLDINGS CORP.

(a Texas corporation)

ARTICLE I

ENTITY NAME AND TYPE

The name of the corporation is Energy Future Holdings Corp. (the “Corporation”). The Corporation is a for-profit corporation.

ARTICLE II

REGISTERED AGENT AND OFFICE

The street address of the Corporation’s initial registered office and the name of the Corporation’s initial registered agent at such address are: CT Corporation System, 350 North St. Paul Street, Suite 2900, Dallas, Texas 75201-4232.

ARTICLE III

PURPOSE

The purpose for which the Corporation is formed is any lawful purpose for which a for-profit corporation may be formed under the Texas Business Organizations Code (the “TBOC”).

ARTICLE IV

BOARD OF DIRECTORS

Section 4.1 Number. The Board of Directors of the Corporation (the “Board”) shall consist of such number of directors as fixed from time to time pursuant to the Amended and Restated Bylaws of the Corporation (the “Bylaws”).

Section 4.2 Powers. Except as otherwise expressly provided by the TBOC or this Restated Certificate of Formation, the management of the business and the conduct of the affairs of the Corporation shall be vested in the Board.

Section 4.3 Election.

(a) Ballot Not Required. The directors of the Corporation need not be elected by written ballot unless the Bylaws so provide.

(b) Notice. Advance notice of shareholder nominations for the election of directors shall be given in the manner and to the extent provided in the Bylaws.

Section 4.4 Initial Directors. The number of directors constituting the initial Board is one. The names and addresses of the persons constituting the initial Board, who are to serve as directors until the first annual meeting of shareholders or until their successors are elected and qualified, are:

Name	Address
Patrick Goodman	c/o Berkshire Hathaway Energy Company 666 Grand Avenue, Suite 500 Des Moines, IA 50309-2580

ARTICLE V

BOARD POWER REGARDING BYLAWS

The shareholders of the Corporation and the Board are each authorized and empowered to adopt, amend or repeal the Bylaws, subject, in the case of the Board, to the power of the shareholders of the Corporation to amend, repeal or adopt any Bylaw made by the Board.

ARTICLE VI

AUTHORIZED SHARES

The Corporation shall have authority to issue 1,000 shares, no par value. Such shares shall be one class and designated Common Stock.

ARTICLE VII

CALL OF SPECIAL MEETING OF SHAREHOLDERS

Special meetings of the shareholders of the Corporation may be called: (a) by the President of the Corporation, the Board or such other person or persons as may be authorized in the Bylaws; or (b) by the holders of 50% of all the shares entitled to vote at the proposed meeting. Such special meetings may be called for any purpose or purposes, unless otherwise prescribed by law, this Restated Certificate of Formation or the Bylaws.

ARTICLE VIII

SHAREHOLDER ACTION BY WRITTEN CONSENT

Any action required or permitted to be taken at any meeting of the shareholders of the Corporation may be taken without holding a meeting, providing notice or taking a vote, if a consent or consents in writing, stating the action so taken, shall have been signed by the holder or holders of outstanding shares having at least the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

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ARTICLE IX

INDEMNIFICATION

Section 9.1 Right to Indemnification. Subject to the limitations and conditions as provided in this Article IX, each person who was or is made a party or is threatened to be made a party to or is involved in any threatened, pending or completed action or other proceeding, whether civil, criminal, administrative, arbitrative or investigative, or any appeal in such a proceeding or any inquiry or investigation that could lead to such a proceeding (hereinafter a “proceeding”), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or while a director or officer of the Corporation is or was serving at the request of the Corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise shall be indemnified by the Corporation to the fullest extent permitted by the TBOC, as the same exists or may hereafter be amended against judgments, penalties (including excise and similar taxes and punitive damages), fines, settlements and reasonable expenses (including, without limitation, attorneys’ fees) actually incurred by such person in connection with such proceeding, and indemnification under this Article IX shall continue as to a person who has ceased to serve in the capacity which initially entitled such person to indemnity hereunder. The rights granted pursuant to this Article IX shall be deemed contract rights, and no amendment, modification or repeal of this Article IX shall have the effect of limiting or denying any such rights with respect to actions taken or proceedings arising prior to any such amendment, modification or repeal. It is expressly acknowledged that the indemnification provided in this Article IX could involve indemnification for negligence or under theories of strict liability.

Section 9.2 Advancement of Expenses. The right to indemnification conferred in this Article IX shall include the right to be paid or reimbursed by the Corporation the reasonable expenses incurred by a person of the type entitled to be indemnified above who was, is or is threatened to be made a named defendant or respondent in a proceeding in advance of the final disposition of the proceeding and without any determination as to the person’s ultimate entitlement to indemnification; provided, however, that the payment of such expenses incurred by any such person in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of a written affirmation by such indemnified person of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification under this Article IX and a written undertaking, by or on behalf of such person, to repay all amounts so advanced if it shall ultimately be determined that such indemnified person is not entitled to be indemnified under this Article VIII or if such indemnification is prohibited by applicable law.

Section 9.3 Indemnification of Employees and Agents. The Corporation, by adoption of a resolution by the board of directors or a duly appointed committee of the board of directors, may indemnify and advance expenses to an employee or agent of the Corporation to the same extent and subject to the same conditions under which it may indemnify and advance expenses to directors and officers under this Article IX; and the Corporation, by adoption of a resolution by the board of directors or a duly appointed

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committee of the board of directors, may indemnify and advance expenses to persons who are not or were not directors, officers, employees or agents of the Corporation but who are or were serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise against any liability asserted against him or her and incurred by him or her in such a capacity or arising out of his or her status as such a person to the same extent that it may indemnify and advance expenses to directors and officers under this Article IX.

Section 9.4 Appearance as a Witness. Notwithstanding any other provision of this Article IX, the Corporation may pay or reimburse expenses incurred by a director, officer, employee, agent or other person in connection with his or her appearance as a witness or other participation in a proceeding at a time when he or she is not a named defendant or respondent in the proceeding.

Section 9.5 Nonexclusivity of Rights. The right to indemnification and the advancement and payment of expenses conferred in this Article IX shall not be exclusive of any other right which a director or officer or other person indemnified pursuant to this Article IX may have or hereafter acquire under any law (common or statutory), provision of this certificate of formation or the bylaws of the Corporation, agreement, vote of shareholders or disinterested directors or otherwise.

Section 9.6 Insurance. The Corporation may purchase, procure, establish and maintain, at its expense, insurance or another arrangement to indemnify or hold harmless, to protect itself and any person who is or was serving as a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, manager, member, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, limited liability company, partnership, joint venture, proprietorship, employee benefit plan, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under this Article IX.

Section 9.7 Savings Clause. If this Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify and hold harmless each director, officer or any other person indemnified pursuant to this Article IX as to costs, charges and expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative to the full extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by applicable law.

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For purposes of this Article IX, the term “Corporation” shall include any predecessor of the Corporation and any constituent corporation (including any constituent of a constituent) absorbed by the Corporation in a consolidation or merger; the term “other enterprise” shall include any corporation, limited liability company, partnership, joint venture, trust or employee benefit plan; service “at the request of the Corporation” shall include service as a director, officer, manager, member or employee of the Corporation which imposes duties on, or involves services by, such director, officer, manager, member or employee with respect to an employee benefit plan, its participants or beneficiaries; any excise taxes assessed on a person with respect to an employee benefit plan shall be deemed to be indemnifiable expenses; and action by a person with respect to an employee benefit plan which such person reasonably believes to be in the interest of the participants and beneficiaries of such plan shall be deemed to be action not opposed to the best interests of the Corporation.

ARTICLE X

LIABILITY

No person shall be liable to the Corporation or its shareholders for monetary damages for an act or omission by such person in such person’s capacity as a director; provided, however, that the foregoing shall not eliminate or limit the liability of a director to the extent the director is found liable under applicable law for: (i) any breach of the director’s duty of loyalty to the Corporation or its shareholders; (ii) any act or omission not in good faith that constitutes a breach of duty of the director to the Corporation or involves intentional misconduct or a knowing violation of law; (iii) any transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director’s duties; or (iv) any act or omission for which a director’s liability is expressly provided by an applicable statute. If the Texas Business Organizations Code or any other statute is amended or becomes effective to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by such statute, as so amended or effective. Any repeal or modification of the provisions of this Article X by the shareholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

ARTICLE XI

EFFECTIVENESS OF FILING

This Restated Certificate of Formation will become effective upon its acceptance and filing by the Texas Secretary of State.

[The remainder of this page has been intentionally left blank.]

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IN WITNESS WHEREOF, the undersigned affirms, under penalties of perjury, that the foregoing Restated Certificate of Formation is executed on [ ] [ ], 2017, and, to the best of the undersigned’s knowledge and belief, the facts stated herein are true.

By:
Name:
Title:

[Signature Page to Restated Certificate of Formation of EFH]

Exhibit F

Bylaws

(See Attached)

AMENDED AND RESTATED

BYLAWS

OF

ENERGY FUTURE HOLDINGS CORP.

(a Texas for-profit corporation)

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ARTICLE I

Offices

SECTION 1.01 Registered Office. The registered office and registered agent of Energy Future Holdings Corp. (the “Corporation”) will be as from time to time set forth in the Corporation’s Certificate of Formation, as amended or restated (the “Certificate of Formation”), or in any effective certificate filed with the Secretary of State of the State of Texas to amend such information.

SECTION 1.02 Other Offices. The Corporation may also have offices at such other places both within and without the State of Texas as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

Shareholders

SECTION 2.01 Place of Meetings. Meetings of the shareholders for the election of directors will be held at such place, within or without the State of Texas, as may be fixed from time to time by the Board of Directors. Meetings of shareholders for any other purpose may be held at such time and place, within or without the State of Texas, as may be stated in the notice of the meeting or in a duly executed waiver of notice thereof.

SECTION 2.02 Meeting by Means of Remote Communication. The Board of Directors may, in its discretion, determine that a meeting of the shareholders may be held solely by means of remote communication. If authorized by the Board of Directors in its sole discretion, and subject to any guidelines and procedures adopted by the Board of Directors, shareholders not physically present at a meeting of shareholders, by means of remote communication:

(a) may participate in a meeting of shareholders; and

(b) may be considered present in person and may vote at a meeting of shareholders held at a designated place or held solely by means of remote communication; provided that:

(i) the Corporation will implement reasonable measures to verify that each person considered present and permitted to vote at the meeting by means of remote communication is a shareholder;

(ii) the Corporation will implement reasonable measures to provide the shareholders at the meeting by means of remote communication a reasonable opportunity to participate in the meeting and to vote on matters submitted to the shareholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings; and

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(iii) the Corporation will maintain a record of any shareholder vote or any other action taken at the meeting by means of remote communication.

SECTION 2.03 Annual Meeting. An annual meeting of the shareholders will be held at such time as may be determined by the Board of Directors, at which meeting the shareholders will elect a Board of Directors, and transact such other business as may properly be brought before the meeting.

SECTION 2.04 List of Shareholders. At least eleven (11) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at the meeting, arranged in alphabetical order, along with each shareholder’s address, the type and number of shares held by each shareholder, and the number of votes to which each shareholder is entitled (if different from the number of shares), will be prepared by the officer or agent having charge of the stock transfer books. Such list will be open to the examination of any shareholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten (10) days prior to the meeting, either at the registered office or the principal executive office of the Corporation. Alternatively, the list of shareholders may be kept on a reasonably accessible electronic network if the information required to gain access to the list is provided with the notice of the meeting. Such list will also be produced and kept open at the time and place of the meeting during the whole time thereof, and will be subject to the inspection of any shareholder who may be present. If the meeting is held by means of remote communication, the list will be open to the examination of any shareholder for the duration of the meeting on a reasonably accessible electronic network, and the information required to access the list will be provided to shareholders with the notice of the meeting. The original stock transfer books will be prima facie evidence of who is entitled to examine the list or transfer book or to vote at any such meeting of shareholders.

SECTION 2.05 Special Meetings. Special meetings of the shareholders may be called, unless otherwise prescribed by law, as set forth in the Certificate of Formation.

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SECTION 2.06 Notice of Shareholders’ Meetings. Written or printed notice stating the place, day and hour of any meeting of the shareholders, the means of any remote communications by which shareholders may be considered present and may vote at the meeting, and, in case of a special meeting, the purpose or purposes for which the meeting is called, will be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting (unless otherwise provided by law), either personally, by electronic transmission if permitted by the shareholder as provided in Section 6.01, or by mail, by or at the direction of the President, the Secretary, or the person or persons calling the meeting, to each shareholder of record entitled to vote at the meeting.

SECTION 2.07 Quorum. At all meetings of the shareholders, the presence in person or by proxy of the holders of a majority of the shares issued and outstanding and entitled to vote will be necessary and sufficient to constitute a quorum for the transaction of business, except as otherwise provided by law, the Certificate of Formation or these Bylaws. If, however, such quorum is not present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, will have power to adjourn the meeting until such time and to such place, without notice other than announcement at the meeting, by a vote of the holders of a majority of the shares represented in person or by proxy at that meeting, until a quorum is present or represented. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the meeting. At such adjourned meeting at which a quorum is represented, any business may be transacted that might have been transacted at the meeting as originally notified.

SECTION 2.08 Voting. When a quorum is present at any meeting of the shareholders, the vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to any matter will decide any questions brought before such meeting, unless the question is one upon which, by express provision of law, the Certificate of Formation or these Bylaws, a different vote is required, in which case such express provision will govern and control the decision of such question. The shareholders present in person or by proxy at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

SECTION 2.09 Method of Voting. Each outstanding share of the Corporation’s capital stock will be entitled to one (1) vote on each matter submitted to a vote at a meeting of shareholders, except to the extent that the Certificate of Formation provides for more or less than one (1) vote per share, or limits or denies voting rights to the holders of the shares of any class or series. At any meeting of the shareholders, every shareholder having the right to vote will be entitled to vote in person, or by proxy executed in writing subscribed by such shareholder and bearing a date not more than eleven (11) months prior to such meeting, unless such instrument provides for a longer period. A telegram, telex, cablegram, or other form of electronic transmission by the shareholder, including telephonic transmission, or a photographic, photostatic, facsimile, or similar reproduction of a writing executed by the shareholder will be treated as an execution in writing. Any electronic transmission must contain or be accompanied

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by information from which it can be determined that the transmission was authorized by the shareholder. Each proxy will be revocable unless expressly provided therein to be irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. Such proxy will be filed with the Secretary of the Corporation prior to or at the time of the meeting. Voting on any question, including the election of directors, may be by voice vote or show of hands unless the presiding officer orders, or any shareholder demands, that voting be by written ballot.

SECTION 2.10 Record Date. The Board of Directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of or to vote at a meeting of shareholders, which record date will not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date will not be less than ten (10) nor more than sixty (60) days prior to such meeting. In the absence of any action by the Board of Directors, the date on which the notice is given will be the record date.

SECTION 2.11 Action by Consent.

A. Consent Allowed. Any action required or permitted by law, the Certificate of Formation or these Bylaws to be taken at a meeting of the shareholders of the Corporation may be taken without a meeting if a consent or consents in writing, stating the action so taken, is signed by the holder or holders of outstanding shares having at least the minimum number of votes that would be necessary to take such action at a meeting at which the holders of all shares entitled to vote on the action were present and voted.

B. Dated Signature; Limited Time; Delivery. Every written consent of the shareholders must bear the date of signature. No written consent will be effective to take the action that is the subject of the consent unless, within sixty (60) days after the date of the earliest dated consent delivered to the Corporation, a consent signed by the holders of shares having at least the minimum number of votes necessary to take the action that is the subject of the consent is delivered to the Corporation. If the consent is solicited on behalf of the Corporation or the Board of Directors, delivery must be made by hand or by regular, certified or registered mail, return receipt requested, or by such other means set forth in the solicitation, and will be delivered to the Corporation by delivery to its registered office in the State of Texas, its principal place of business, or to the Secretary. If the consent is not solicited on behalf of the Corporation or the Board of Directors, delivery must be made by hand, or by certified or registered mail, return receipt requested, and will be delivered to the Corporation by delivery to its registered office in the State of Texas, its principal place of business, or to the Secretary. A consent delivered to the Corporation’s principal place of business must be addressed to the President, or to the Board of Directors if there is no President.

C. Writings. Any photographic, photostatic, facsimile or similarly reliable reproduction of a consent in writing signed by a shareholder may be substituted or used instead of the original writing for any purpose for which the original writing could be used, if the reproduction is a complete reproduction of the entire original writing.

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D. Notice of Consent. Prompt notice of any action taken by shareholders without a meeting by less than unanimous written consent must be given to those shareholders who did not consent in writing to the action, but advance notice is not required. Delay or failure to provide such notice shall not affect the validity of such authorization.

ARTICLE III

Board of Directors

SECTION 3.01 Management. The Board of Directors shall exercise or authorize the exercise of the powers of the Corporation and direct the management of the business and affairs of the Corporation. In such connection, the Board of Directors shall do all such lawful acts and things as are not by law, by the Certificate of Formation or by these Bylaws directed or required to be exercised or done by the shareholders.

SECTION 3.02 Qualification; Election; Term of Office. None of the directors need be a shareholder of the Corporation or a resident of the State of Texas. The directors will be elected by plurality vote at a meeting of the shareholders, except as provided in the Certificate of Formation or these Bylaws. Each director elected will hold office until whichever of the following occurs first: such director’s successor is elected and qualified, such director’s resignation, such director’s removal from office by the shareholders or such director’s death.

SECTION 3.03 Number. The number of directors of the Corporation will be at least one (1). The number of directors will be set as the Board of Directors may from time to time designate, or if no such designation has been made, the number of directors will be the same as the number of members of the initial Board of Directors as set forth in the Certificate of Formation. No decrease in the number of directors will shorten the term of any incumbent director.

SECTION 3.04 Resignation. Any director may resign at any time upon notice to the President or Secretary given in writing or by electronic transmission. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt by the President or the Secretary. The acceptance of a resignation will not be necessary to make it effective. The resignation shall be irrevocable when it takes effect. The director’s resignation shall be revocable before it takes effect unless the notice of resignation expressly states that it is irrevocable.

SECTION 3.05 Removal. Any director may be removed for or without cause at any special meeting of shareholders by the affirmative vote of the holders of a majority of shares present in person or represented by proxy at such meeting and entitled to vote for the election of such director; provided that notice of the intention to act upon such matter has been given in the notice calling such meeting.

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SECTION 3.06 Vacancy. Any vacancy occurring in the Board of Directors by death, resignation, removal or otherwise may be filled by an affirmative vote of at least a majority of the remaining directors, though less than a quorum of the Board of Directors, or by the shareholders acting by consent or at any meeting of shareholders of the Corporation. A director elected to fill a vacancy will be elected for the unexpired term of such director’s predecessor in office. A directorship to be filled by reason of an increase in the number of directors may be filled for a term of office only until the next election of one or more directors by the shareholders.

SECTION 3.07 Place of Meetings. Regular or special meetings of the Board of Directors may be held at such place within or outside the State of Texas as may be fixed from time to time by the Board of Directors.

SECTION 3.08 Annual Meetings. The first meeting of each newly elected Board of Directors will be held without further notice immediately following the annual meeting of shareholders and at the same place, unless the directors then elected and serving change the time or place by unanimous consent.

SECTION 3.09 Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place as is from time to time determined by resolution of the Board of Directors. Except as may be otherwise expressly provided by law, the Certificate of Formation or these Bylaws, neither the business to be transacted nor the purpose of any regular meeting need be specified in a notice or waiver of notice.

SECTION 3.10 Special Meetings. Special meetings of the Board of Directors may be called by the President upon oral or written notice or, subject to Section 6.01, notice by electronic transmission to each director, given at least twenty-four (24) hours before the time of the meeting either personally, by mail or by electronic transmission; special meetings will be called by the President or Secretary in like manner and on like notice on the written request of at least two (2) directors. Except as may be otherwise expressly provided by law, the Certificate of Formation or these Bylaws, neither the business to be transacted nor the purpose of any special meeting need be specified in a notice or waiver of notice.

SECTION 3.11 Quorum. At all meetings of the Board of Directors the presence of a majority of the number of directors set or established in the manner provided by these Bylaws will be necessary and sufficient to constitute a quorum for the transaction of business, and the affirmative vote of at least a majority of the directors present at any meeting at which a quorum is present will be the act of the Board of Directors, except as may be otherwise specifically provided by law, the Certificate of Formation or these Bylaws. If a quorum is not present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time without notice other than announcement at the meeting, until a quorum is present.

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SECTION 3.12 Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers or between the Corporation and any other entity in which one or more of the Corporation’s directors or officers is a managerial official or has a financial interest will be void or voidable: (a) for this reason; (b) because the director or officer is present at or participates in the meeting of the Board of Directors or committee that authorizes the contract or transaction; or (c) because such person votes to authorize the contract or transaction if: (i) the material facts as to such person’s relationship or interest and as to the contract or transaction are disclosed to or are known by the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors or committee members, even though the disinterested directors or committee members are less than a quorum; (ii) the material facts as to such person’s relationship or interest and as to the contract or transaction are disclosed to or are known by the shareholders entitled to vote on the authorizations thereof, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved, or ratified by the Board of Directors, a committee thereof, or the shareholders. Common or interested directors may be included in determining the presence of a quorum at a meeting of the Board of Directors or of a committee that authorizes the contract or transaction.

SECTION 3.13 Committees. The Board of Directors may designate from among its members one or more committees, each of which committee will be comprised of one (1) or more of its members, and may designate one (1) or more of its members as alternate members of any committee, who may, subject to any limitations imposed by the Board of Directors, replace absent or disqualified members at any meeting of such committee. Any such committee, to the extent provided in the resolution of the Board of Directors, the Certificate of Formation or these Bylaws, will have and may exercise all of the authority of the Board of Directors, subject to the limitations set forth in the Texas Business Organizations Code. Such committee or committees will have such name or names as may be designated by the Board of Directors and will keep regular minutes of their proceedings and report their proceedings to the Board of Directors when requested or required by the Board of Directors. The designation of any committee of the board of directors and the delegation thereto of authority will not operate to relieve the board of directors or any member thereof of any responsibility imposed on the board or the member by law. The number of members on each committee may be changed by resolution of the Board of Directors. Any member of any committee may be removed from that committee at any time by resolution of the Board of Directors, if the Board determines that the removal is in the best interests of the Corporation. Vacancies in the membership of a committee (whether by death, resignation, removal, or any other manner) may be filled by resolution of the Board of Directors. The time, place, and notice of any meetings of any committee will be determined by that committee. At meetings of any committee, a majority of the members of that committee constitutes a quorum for the transaction of business, and the act of a majority of the members present at any meeting at which a quorum is present will be the act of the committee, except as otherwise specifically provided by statute, the Certificate of Formation, or these Bylaws. If a quorum is not present at a meeting of any committee, the members present may adjourn the meeting without notice (other than an announcement at the meeting) until a quorum is present.

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SECTION 3.14 Remote Meetings. Directors and committee members may participate in and hold meetings by means of conference telephone or similar communications equipment by which all persons participating in the meeting can hear each other. Participation in such a meeting will constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

SECTION 3.15 Action Without a Meeting. Unless otherwise provided by the Certificate of Formation, any action required or permitted to be taken at any meeting of the Board of Directors or any committee thereof may be taken without a meeting if all members of the Board of Directors or such committee, as the case may be, consent thereto in writing, setting forth the action so taken, signed by all the members of the Board of Directors or such committee, as the case may be, and the writing or writings are filed in the minutes of proceedings of the Board of Directors. A telegram, telex, cablegram, or other electronic transmission by a director consenting to an action to be taken and transmitted by a director is considered written, signed, and dated for the purposes of this section if the transmission sets forth or is delivered with information from which the Corporation can determine that the transmission was transmitted by the director and the date on which the director transmitted the transmission.

SECTION 3.16 Compensation of Directors. Directors may receive such compensation for their services and reimbursement for their expenses as the Board of Directors, by resolution, may establish; provided that nothing herein contained will be construed to preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

ARTICLE IV

Officers and Agents

SECTION 4.01 Number. The officers of the Corporation will consist of a President and a Secretary, each of whom will be elected by the Board of Directors. The Board of Directors may also elect a Chairman of the Board, a Vice Chairman of the Board, Vice Presidents, Assistant Vice Presidents, Treasurer and one or more Assistant Secretaries and Assistant Treasurers. Any two (2) or more offices may be held by the same person.

SECTION 4.02 Other Officers and Agents. The Board of Directors may also elect or appoint such other officers, including assistant officers, and agents as it deems necessary, who will be elected or appointed for such terms and will exercise such powers and perform such duties as may be determined from time to time by the Board of Directors.

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SECTION 4.03 Election. The Board of Directors, at its first meeting after each annual meeting of shareholders, will elect the officers, none of whom (other than a Chairman of the Board and a Vice Chairman of the Board) need be a member of the Board of Directors. No officer need be a shareholder of the Corporation.

SECTION 4.04 Term of Office. Each officer of the Corporation will hold office until such officer’s death, resignation or removal from office, or the election and qualification of such officer’s successor, whichever occurs first.

SECTION 4.05 Removal. Any officer or agent elected by the Board of Directors may be removed at any time, for or without cause, by the affirmative vote of a majority of the number of directors set or established in the manner provided by these Bylaws, but such removal will not prejudice the contract rights, if any, of the person so removed. Election or appointment of an officer or agent will not of itself create contract rights.

SECTION 4.06 Resignation. Any officer or agent may resign at any time upon notice given in writing or by electronic transmission to the President or the Secretary. Such resignation will take effect at the time specified therein or immediately if no time is specified therein. Unless otherwise specified therein, the acceptance of such resignation will not be necessary to make it effective.

SECTION 4.07 Vacancies. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board of Directors.

SECTION 4.08 Contracts and Other Documents. The Board of Directors may authorize any officer or officers or agent or agents to enter into any contract or execute and deliver any instrument in the name or on behalf of the Corporation, and such authority may be general or confined to specific instances.

SECTION 4.09 Chairman of the Board of Directors. If the Board of Directors has elected a Chairman of the Board, the Chairman of the Board will preside at all meetings of the shareholders and the Board of Directors. In addition, the Chairman of the Board will have such powers and perform such other duties as from time to time may be assigned to the Chairman by the Board of Directors. Except where by law the signature of the President is required, the Chairman will have the same power as the President to sign all certificates, contracts and other instruments of the Corporation. During the absence or disability of the President, the Chairman will exercise the powers and perform the duties of the President.

SECTION 4.10 Vice Chairman of the Board of Directors. If the Board of Directors has elected a Vice Chairman of the Board of Directors, the Vice Chairman of the Board shall preside at all meetings of the shareholders and at all meetings of the Board of Directors if the office of the Chairman of the Board shall be vacant or at any such meetings from which the Chairman of the Board is absent. In the event of the temporary absence or disability of

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the Chairman of the Board, the Vice Chairman shall perform the duties and exercise the powers of the Chairman of the Board until the return to duty of the Chairman of the Board. The Vice Chairman shall also perform such duties as may be assigned to the Vice Chairman from time to time by the Chairman of the Board and the Board of Directors.

SECTION 4.11 President. The President will be the chief executive officer of the Corporation. The President will exercise such duties as customarily pertain to the office of President and chief executive officer, and will have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board of Directors. The President will perform such other duties as prescribed form time to time by the Board of Directors or these Bylaws. In the absence, disability or refusal of the Chairman of the Board of Directors or the Vice Chairman of the Board of Directors to act, or the vacancy of such office or offices, the President will preside at all meetings of the shareholders. Except as the Board of Directors may otherwise authorize, the President will execute bonds, mortgages and other contracts on behalf of the Corporation.

SECTION 4.12 Vice Presidents. Each Vice President, if any is elected or appointed, of whom one or more may be designated an Executive Vice President, will have such powers and shall perform such duties as shall be assigned or delegated from time to time to such Vice President by the President, the Board of Directors or any committee thereof. In the absence or disability of the President, the Vice Chairman of the Board and the Chairman of the Board, a Vice President designated by the Board of Directors, or in the absence of such designation the Vice Presidents in the order of their seniority in office, will exercise the powers and perform the duties of the President.

SECTION 4.13 Secretary. The Secretary will attend all meetings of the shareholders and record all votes and the minutes of all proceedings in a book to be kept for that purpose. The Secretary will perform like duties for the Board of Directors and committees thereof when required. The Secretary will give, or cause to be given, notice of all meetings of the shareholders and special meetings of the Board of Directors, except as otherwise provided in these Bylaws. The Secretary will be under the supervision of the President. The Secretary will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to the Secretary.

SECTION 4.14 Assistant Secretaries. The Assistant Secretaries, if any are elected or appointed, in the order of their seniority in office, unless and until otherwise determined by the Board of Directors, will, in the absence or disability of the Secretary, exercise the powers and perform the duties of the Secretary. They will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to them.

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SECTION 4.15 Treasurer. The Treasurer, if any is elected or appointed, will have the general care and custody of the funds and securities of the Corporation, and will deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors. The Treasurer shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever. The Treasurer will exercise general supervision over expenditures and disbursements made on behalf of the Corporation by officers, agents and employees of the Corporation and the preparation of such full and accurate records and reports in connection therewith as may be necessary or desirable. The Treasurer will render to the directors whenever they may require it an account of the operating results and financial condition of the Corporation. The Treasurer will, in general, perform all other duties incident to the office of Treasurer and such other duties as from time to time may be assigned to the Treasurer by the Board of Directors or the President.

SECTION 4.16 Assistant Treasurers. The Assistant Treasurers, if any are elected or appointed, in the order of their seniority in office, unless and until otherwise determined by the Board of Directors, will, in the absence or disability of the Treasurer, exercise the powers and perform the duties of the Treasurer. They will have such other powers and perform such other duties as the Board of Directors may from time to time prescribe or as the President may from time to time delegate to them.

SECTION 4.17 Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform such officer’s duties, the Board of Directors may delegate to another officer such powers or duties.

SECTION 4.18 Compensation; Employment Agreements. The compensation of all officers and agents of the Corporation may be fixed from time to time by the Board of Directors or any committee thereof, if so authorized by the Board of Directors (subject to any employment agreements that may then be in effect between the Corporation and the relevant officer or agent). None of such officers or agents shall be prevented from receiving such compensation by reason of the fact that such person is also a director. Nothing contained herein shall preclude any officer or agent from serving the Corporation, or any subsidiary, in any other capacity and receiving such compensation by reason of the fact that such person is also a director.

SECTION 4.19 Bonding. The Corporation may secure a bond to protect the Corporation from loss in the event of defalcation by any of the officers, which bond may be in such form and amount and with such surety as the Board of Directors may deem appropriate.

ARTICLE V

Shares

SECTION 5.01 Form of Certificates. The shares of the Corporation shall be uncertificated. Every holder of uncertificated shares shall be entitled to a notice provided by the Corporation, in writing, setting forth the information required by Section 3.205 of the Texas Business Organizations Code, if applicable to such holder.

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SECTION 5.02 Transfer of Shares. Shares of stock of the Corporation will be transferable upon the books of the Corporation by the holders thereof, in person or by such holder’s duly authorized attorneys or legal representatives, upon notice to the Corporation or the transfer agent of the Corporation, if any, by delivery thereof to the person in charge of the stock and transfer books and ledgers, such notice to include proper evidence of succession, assignment or authority to transfer by such holder. A record of the transaction upon the books of the Corporation shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if both the transferor and transferee request the Corporation to do so. The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of shares of the Corporation.

SECTION 5.03 Registered Shareholders. Prior to the notice to the Corporation of a request to record the transfer of a share or shares, the Corporation may regard the person in whose name any shares issued by the Corporation are registered in the share transfer records of the Corporation at any particular time (including as of a record date fixed pursuant to the Texas Business Organizations Code, the Certificate of Formation or these Bylaws) as the owner of those shares at that time for purposes of voting those shares, receiving distributions thereon or notices in respect thereof, transferring those shares, and otherwise exercising all the rights and power of an owner with respect to those shares. The Corporation will not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it has express or other notice thereof.

SECTION 5.04 Dividends. Dividends on the outstanding shares of the Corporation, subject to the provisions of the Certificate of Formation, if any, may be declared by the Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, in property, or in shares of the Corporation, subject to the provisions of the Texas Business Organizations Code, the Certificate of Formation, and these Bylaws. The Board of Directors may fix in advance a record date for the purpose of determining shareholders entitled to receive payment of any dividend, such record date will not precede the date upon which the resolution fixing the record date is adopted, and such record date will not be more than sixty (60) days prior to the payment date of such dividend. In the absence of any action by the Board of Directors, the close of business on the date upon which the Board of Directors adopts the resolution declaring such dividend will be the record date.

SECTION 5.05 Reserves. There may be created by resolution of the Board of Directors out of the surplus of the Corporation such reserve or reserves as the directors from time to time, in their discretion, deem proper to provide for contingencies, or to equalize dividends, or to repair or maintain any property of the Corporation, or for such other purpose as the directors may deem beneficial to the Corporation. The directors may modify or abolish any such reserve in the manner in which it was created. Surplus of the Corporation to the extent so reserved will not be available for the payment of dividends or other distributions by the Corporation.

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ARTICLE VI

Notice; Waiver of Notice

SECTION 6.01 Notice. Whenever required by law, the Certificate of Formation or these Bylaws, notice is to be given to any shareholder, director or committee member, such notice may be given in writing addressed to such person at such address as appears on the records of the Corporation. If given by mail, any notice will be deemed given at the time the same is deposited in the United States mail. With consent of a shareholder, director or committee member, notice from the Corporation may be given to that person by electronic transmission. The shareholder, director, or committee person may specify the form of electronic transmission to be used to communicate notice. The shareholder, director or committee member may revoke this consent by written notice to the Corporation. The consent is deemed to be revoked if the Corporation is unable to deliver by electronic transmission two (2) consecutive notices and the person responsible for delivering notice on behalf of the Corporation knows that delivery of these two (2) electronic transmissions was unsuccessful; provided, however, that the inadvertent failure to treat the unsuccessful transmissions as a revocation of consent does not invalidate a meeting or other action. Notice by electronic transmission is deemed given when the notice is: (a) transmitted to a facsimile number provided by the shareholder, director or committee member for the purpose of receiving notice; (b) transmitted to an electronic mail address provided by the shareholder, director or committee member for the purpose of receiving notice; (c) posted on an electronic network, and a message is sent to the shareholder, director or committee member at the address provided by that person for the purpose of alerting the that person of a posting; or (d) communicated to the shareholder, director or committee member by any other form of electronic transmission consented to by the that person.

SECTION 6.02 Waiver of Notice. Whenever any notice is required to be given to any shareholder, director or committee member of the Corporation as required by law, the Certificate of Formation or these Bylaws, a written waiver of any notice, signed by a shareholder, director or committee member, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need by specified in such waiver. Attendance of a shareholder, director, or committee member at a meeting will constitute a waiver of notice of that meeting, except when the shareholder, director, or committee member attends for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business on the ground that the meeting has not been lawfully called or convened.

ARTICLE VII

Indemnification

SECTION 7.01 Right to Indemnification for Directors and Officers. The Corporation will indemnify its existing and former directors and officers to the fullest extent permitted by the Texas Business Organizations Code, as the same exists or may be hereafter be amended, and may, if and to the extent authorized by the Board of Directors, so indemnify any other person whom it has the power under the Texas Business Organizations Code to indemnify against any liability, reasonable expense or other matter whatsoever.

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SECTION 7.02 Advancement of Expenses. In addition to any right to indemnification conferred in Section 7.01 of these Bylaws, the Corporation will advance reasonable expenses incurred by any of its existing and former directors and officers who was, is, or is threatened to be made a responding in a proceeding in advance of the final disposition of the proceeding; provided that the existing or former director or officer provides the Corporation with a written affirmation of such person’s good faith belief that such person has met the standard of conduct necessary for indemnification under the Texas Business Organizations Code, and a written undertaking by such person or on such person’s behalf to repay the amount paid or reimbursed if it is ultimately determined that such person has not met such standard or if it is ultimately determined that indemnification of such person against expenses incurred by such person in such connection is prohibited by the Texas Business Organizations Code, except to the extent a court of competent jurisdiction, upon application by such director or officer, determines that such person is fairly and reasonably entitled to payment or reimbursement of expenses in view of all the relevant circumstances, whether or not such person has met such standard, and orders such payment or reimbursement as it determines is proper and equitable. The indemnification ordered by a court is limited to reasonable expenses if the existing or former director or officer is found liable to the enterprise or because the person improperly received a personal benefit, without regard to whether the benefit resulted from an action taken in the person’s official capacity.

SECTION 7.03 Reporting of Advancement of Expenses. The Corporation will report in writing to the shareholders an indemnification of or advance of expenses to a governing person. Such report will be made with or before the notice or waiver of notice of the next meeting of the shareholders or before the next submission to the shareholders of a consent to action without a meeting, but in any case not later than the first anniversary of the date of the indemnification or advance.

SECTION 7.04 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of existing and former directors and officers of the Corporation.

SECTION 7.05 Right of Indemnitee to Bring Suit. If a claim under Section 7.01 or 7.02 of these Bylaws is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the

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Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (a) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Texas Business Organizations Code. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its shareholders) to have made a determination prior to the commencement of such suit that identification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Texas Business Organizations Code, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its shareholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article or otherwise shall be on the Corporation.

SECTION 7.06 Non-Exclusivity of Rights. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Certificate of Formation, these Bylaws, any agreement, any vote of shareholders or disinterested directors or otherwise.

SECTION 7.07 Insurance. The Corporation may purchase and maintain insurance on behalf of the Corporation to indemnify or hold harmless an existing or former director, officer, employee or agent of the Corporation or who is or was serving at the request of the Corporation as a director, officer, employee or agent, or similar functionary of another corporation, employee benefit plan, other enterprise, or other entity, against any liability asserted against and incurred by such person in such a capacity or arising out of such person’s status as such a person, whether or not the Corporation would have the power to indemnify such person against such liability under the Texas Business Organizations Code.

SECTION 7.08 Nature of Rights. The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or similar functionary and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or such person’s heirs, executors and administrators shall be prospective only and shall not limit or eliminate any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment, alteration or repeal.

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SECTION 7.09 Settlement of Claims. The Corporation shall not be liable to indemnify any indemnitee under this Article VII for any amounts paid in settlement of any action or claim effected without the Corporation’s written consent, which consent shall not be unreasonably withheld, or for any judicial award if the Corporation was not given a reasonable and timely opportunity, at its expense, to participate in the defense of such action.

SECTION 7.10 Subrogation. In the event of payment under this Article VII, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee, who shall execute all papers required and shall do everything that may be necessary to secure such rights, including the execution of such documents necessary to enable the Corporation effectively to bring suit to enforce such rights.

ARTICLE VIII

General Provisions

SECTION 8.01 Books and Records. The Corporation will keep correct and complete books and records of account and minutes of the proceedings of the shareholders and the Board of Directors and its committees, and will keep at its registered office or principal place of business, or at the office of its transfer agent or registrar, a record of its shareholders, giving the names and addresses of all shareholders and the number of the shares held by each.

SECTION 8.02 Seal. The Corporation shall not have a seal.

SECTION 8.03 Fiscal Year. The fiscal year of the Corporation will be fixed by resolution of the Board of Directors.

SECTION 8.04 Electronic Transmission. For the purposes of these Bylaws, “electronic transmission” means a form of communication that: (a) does not directly involve the physical transmission of paper; (b) creates a record that may be retained, retrieved, and reviewed by the recipient; and (c) may be directly reproduced in paper form by the recipient through an automated process.

SECTION 8.05 Amendments of Bylaws. These Bylaws may be altered, amended, or repealed by the Board of Directors or by the shareholders. The Board of Directors may not amend, appeal, or readopt a Bylaw if the shareholders expressly provide that the Board of Directors may not do so.

SECTION 8.06 Inconsistent Provisions; Severability; Effect of Subsequent Changes in Law. If any provision of these Bylaws is or becomes inconsistent with any

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provision of the Certificate of Formation, the Texas Business Organizations Code or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect. If any part of these Bylaws is held invalid or inoperative for any reason, the remaining parts, so far as possible and reasonable, will be valid and operative. If any of the provisions of the Texas Business Organizations Code referred to herein are modified or superseded, the references to those provisions is to be interpreted to refer to the provisions as so modified or superseded.

SECTION 8.07 Relation to the Certificate of Formation. These Bylaws are subject to and governed by the Certificate of Formation.

SECTION 8.08 Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Date of Adoption: [ ] [ ], 2017

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CERTIFICATE OF SECRETARY

The undersigned, being the duly elected Secretary of Energy Future Holdings Corp., a Texas corporation (the “Corporation”), hereby certifies that the Bylaws to which this Certificate is attached were duly adopted by the Board of Directors of the Corporation on [ ] [ ], 2017.

_______________________, Secretary

Exhibit G

Key Regulatory Terms

Parent commits that:

BOARD

1.	Separate Board Commitment. At closing and thereafter, Oncor Electric Delivery Company LLC (“Oncor”) will have a separate board of directors that will not include any employees of Berkshire Hathaway Energy Company (“BHE”) competitive affiliates in Texas, any members from the boards of directors of BHE’s competitive affiliates in Texas, or any individuals other than the Chairman of the Board of BHE with direct responsibility for the management or strategies of the competitive affiliates.

2.	Independent Board Commitment. Each of Oncor and Oncor Electric Delivery Holdings Company LLC (“Oncor Holdings”) will have a board of directors comprised of at least ten (10) directors. A majority of the Oncor Holdings’ board members and Oncor’s board members will qualify as “independent” in all material respects in accordance with the rules and regulations of the New York Stock Exchange (“NYSE”) (which are set forth in Section 303A of the NYSE Listed Company Manual), from BHE and its subsidiaries (including BHE’s affiliated retail electric provider (“REP”) and generation company). Oncor Holdings’ and Oncor’s boards of directors will not include any employees of BHE’s competitive affiliates in Texas or any members from the boards of directors of BHE’s competitive affiliates in Texas.

a.	The Oncor Board shall have six (6) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor, and two (2) directors who will be designated by BHE.

b.	The Oncor Holdings Board shall have six (6) Independent/Disinterested Directors, two (2) directors who will be officers of Oncor Holdings, and two (2) directors who will be designated by BHE.

c.	The duties of the Board members of Oncor Holdings and Oncor will be to act in the best interests of Oncor consistent with the approved ring-fence and Delaware Law.

3.	Independence of Board Commitment. Oncor Holdings’ and Oncor’s Boards cannot be overruled by the board of BHE or any of its subsidiaries on dividend policy, debt issuance, capital expenditures, management and service fees, and appointment or removal of board members, provided that such actions may also require the additional approval of Oncor Holdings’ Board.

a.	The appointment or removal of the Chief Executive Officer or the Chief Financial Officer of Oncor shall require a majority vote of Oncor board of directors, which vote must include the unanimous vote of the BHE directors.

b.	Neither Oncor Holdings nor Oncor nor any of their subsidiaries may without the prior written consent of BHE: (1) enter into or authorize any material transactions with a third party outside ordinary course of business nor enter into any contract, or other similar agreement to effectuate such material transactions; or (2) institute an Oncor bankruptcy filing.

c.	Only the Oncor Holdings Nominating Committee can replace or remove any of the Independent/Disinterested Directors on the Oncor or Oncor Holdings Boards. If the Oncor Holdings Nominating Committee is required to fill a vacancy of an Independent Director on either the Oncor Holdings or Oncor Boards, the Nominating Committee will nominate a new director who is Disinterested. “Disinterested Directors” must: (1) be independent from BHE and its subsidiaries and affiliated entities in all material respects in accordance with the rules and regulations of the NYSE; and (2) have no material relationship with BHE or its subsidiaries or affiliated entities currently or within the previous ten years. Former officers of Oncor who otherwise meet these qualifications qualify as “Disinterested Directors.”

d.	The Independent/Disinterested Directors may make recommendations to the Oncor Holdings Nominating Committee for any new Disinterested Directors. The Oncor Holdings Nominating Committee will always have a majority of Independent/Disinterested Directors. The appointment of new disinterested directors to either the Oncor Holdings or Oncor Boards shall be subject to the approval by a majority vote of Independent/Disinterested Directors.

e.	A majority vote of the Independent and/or Disinterested Directors must approve an annual budget if the aggregate amount of such capital and operating and maintenance expenditures in such annual budget is more than a 10% decrease from the capital and operating and maintenance budget for the immediately prior fiscal year.

f.	The Independent and/or Disinterested Directors have the right to approve any amendments or changes to the key provisions of LLC Agreements relating to: (1) the Independent Board; (2) the rights and powers of Independent/Disinterested Directors; (3) removal of Directors; and (4) Delaware as controlling law. Changes to the key provisions of the LLC Agreements shall be subject to Commission approval.

DIVIDENDS

4.	Oncor Board’s Right to Determine Dividends Commitment. The Oncor Board, comprised of a majority of Independent/Disinterested Directors, will have the sole right to determine dividends.

a.	Any amendments or changes to the Dividend Policy have to be approved by a majority vote of the Independent/Disinterested Directors.

b.	The Independent/Disinterested Directors, acting by majority vote, shall have the authority to prevent Oncor or Oncor Holdings from making any dividend if they determine that it is in the best interest of Oncor to retain such amounts to meet expected future requirements of Oncor (including continuing compliance with the debt-to-equity ratio described in Section 10).

5.	Oncor Credit Ratings and Dividends Commitment. To eliminate concerns regarding a negative impact on Oncor resulting from BHE’s acquisition of Oncor, and in lieu of providing specifics regarding acquisition funding, BHE commits to the following:

a.	BHE will ensure that, as of the closing of the transaction, Oncor’s credit ratings at all three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) will be at or above Oncor’s credit ratings as of June 30, 2017; and

b.	If the credit rating by any one of the three major ratings agencies (Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings) fall below BBB (Baa2) for Oncor senior secured debt, then Oncor will suspend payment of dividends until otherwise allowed by the Commission.

DEBT

6.	Existing Legacy Debt and Liabilities. BHE will extinguish all debt that resides above Oncor at EFIH and EFH, reducing it to zero immediately following the closing of the transaction and maintaining it at zero going forward.

7.	No Debt Solely Dependent on Oncor Commitment. Without prior approval of the Commission, BHE will not incur, guaranty, or pledge assets in respect of any incremental new debt at the closing or thereafter that is dependent on: (1) the revenues of Oncor in more than a proportionate degree than the other revenues of BHE; or (2) the stock of Oncor.

8.	No Transaction-Related Debt at Oncor Commitment. Oncor will not incur, guaranty, or pledge assets in respect of any incremental new debt related to financing the transaction at the closing or thereafter. Oncor’s financial integrity will be protected from the separate operations of BHE’s affiliated REP or generation company.

9.	Cross-Default Provisions, Financial Covenants or Rating Agency Triggers. Oncor will not include in any of its debt or credit agreements cross-default provisions between Oncor’s securities and the securities of BHE or any of its affiliates or subsidiaries. Oncor will not include in its debt or credit agreements any financial covenants or rating agency triggers related to BHE or any other BHE affiliate.

10.	Debt-to-Equity Ratio Commitment. Oncor’s debt will be limited so that its regulatory debt-to-equity ratio (as determined by the Commission) is at or below the assumed debt-to-equity ratio established from time to time by the Commission for ratemaking purposes. Oncor’s payment of dividends to BHE will be limited by compliance with the Commission-approved regulatory debt-to-equity ratio.

11.	No Inter-Company Debt Commitment. Oncor will not enter into any inter-company debt transactions with BHE affiliates following consummation of the transaction.

12.	No Inter-Company Lending Commitment. Oncor will not lend money to or borrow money from BHE or BHE’s affiliates.

13.	Credit Facility Commitment. Oncor will not share credit facilities with BHE or BHE’s affiliates.

14.	No Pledging of Assets/Stock Commitment. Oncor’s assets or stock shall not be pledged for any entity other than Oncor.

15.	No Recovery of Affiliate REP Bad Debt Commitment. So long as any BHE REP is affiliated with Oncor, Oncor will not seek to recover from its customers any costs incurred as a result of a bankruptcy of any BHE REP.

16.	Credit Rating Registration Commitment. BHE and Oncor will be registered with major nationally and internationally recognized bond rating agencies, such as Standard & Poor’s, Moody’s Investor Service, or Fitch Ratings. Oncor’s ratings shall reflect the ring-fence provision contemplated herein in order to provide Oncor with a stand-alone (non-linked) credit rating.

BANKRUPTCY LIABILITIES

17.	Bankruptcy Expenses and Liabilities. Oncor will not seek recovery in rates of any expenses or liabilities related to EFH’s bankruptcy. This commitment includes the agreement that Oncor will not seek recovery in rates of amounts resulting from any: (1) tax liabilities resulting from the spin-off of Texas Competitive Electric Holdings Company LLC; (2) asbestos claims relating to non-Oncor operations of or under EFH; or (3) make-whole claims by creditors of EFH or EFIH set forth in the EFH and EFIH Plan of Reorganization. Oncor’s customers will not be required to pay for these items.

NON-CONSOLIDATION

18.	Non-Consolidation Legal Opinion. BHE agrees to obtain a non-consolidation legal opinion that provides that, in the event of a bankruptcy of BHE or any affiliate of BHE, a bankruptcy court would not consolidate the assets and liabilities of Oncor with BHE or any affiliate of BHE.

CAPEX

19.	Capital Expenditure Commitment. Oncor shall make minimum capital expenditures equal to a budget of at least $7.5 billion over the five-year period beginning January 1, 2018, and ending December 31, 2022, subject to the following adjustments to the extent reported to the Commission in Oncor’s quarterly earnings monitor report: Oncor may reduce capital spending due to conditions not under Oncor’s control, including, without limitation, siting delays, cancellations of projects by third-parties, weaker than expected economic conditions, or if Oncor determines that a particular expenditure would not be prudent.

CYBERSECURITY

20.	Cybersecurity Expenditure Commitment. Oncor shall make minimum cybersecurity expenditures equal to a budget of $35 million over the five-year period beginning January 1, 2018, and ending December 31, 2022. Oncor shall work cooperatively with other BHE entities with respect to cybersecurity issues.

AFFILIATE ISSUES

21.	Affiliate Asset Transfer Commitment. Neither Oncor Holdings nor Oncor will transfer any material assets or facilities to any affiliates (other than Oncor Holdings, Oncor, and their subsidiaries, which are hereinafter referred to as the “ring-fenced entities”), other than a transfer that is on an arm’s-length basis consistent with the Commission’s affiliate standards applicable to Oncor, regardless of whether such affiliate standards would apply to the particular transaction.

22.	Arm’s-Length Relationship Commitment. Each of the ring-fenced entities will maintain an arm’s-length relationship with BHE or BHE’s affiliates consistent with the Commission’s affiliate standards applicable to Oncor.

23.	Separate Books and Records Commitment. Each of the ring-fenced entities will maintain accurate, appropriate, and detailed books, financial records and accounts, including checking and other bank accounts, and custodial and other securities safekeeping accounts that are separate and distinct from those of any other entity.

24.	FERC Preemption. Neither Oncor nor BHE or BHE’s affiliates will assert before the Commission or a Texas court of competent jurisdiction that the Commission is preempted pursuant to the Federal Power Act (e.g., under a FERC tariff) from making a determination regarding the prudence of affiliate costs sought to be allocated to Oncor.

ADDITIONAL COMMITMENTS

25.	Holding Company Commitment. Oncor Holdings will be retained between BHE and Oncor.

26.	Continued Ownership Commitment. BHE will hold a majority of its ownership interest in Oncor for a period of more than five years after the closing date of the transaction.

27.	Compliance Report Commitment. For a period of five years after the closing date of the transaction, Oncor will make annual reports to the Commission regarding its compliance with these commitments.

28.	Name/Logo Commitment. BHE commits to maintaining a name and logo for Oncor that is separate and distinct from the names of BHE’s REP and wholesale generation companies, if any.

29.	Headquarters/Management Commitment. Oncor will maintain its separate headquarters and management in Dallas, Texas. Local management will remain the primary point of contact on all regulatory and operational matters.

30.	Oncor Senior Management Succession Plan. Effective upon closing of the transaction, Robert S. Shapard will assume the role of Executive Chairman of the Oncor Board, and E. Allen Nye, Jr. will assume the role of Chief Executive Officer of Oncor.

31.	Texas Utility Commitment. Oncor will continue to operate solely within the state of Texas as a public utility subject to the continuing jurisdiction of the Commission.

32.	Reliability. For purposes of Substantive Rule 25.52, system average interruption duration index (“SAIDI”) and system average interruption frequency index (“SAIFI”) standards should be calculated for Oncor’s current service area based on Oncor’s forced interruption performance for years 2014, 2015, and 2016. These standards should go into effect starting with the calendar year 2018.

33.	Reports of SAIDI and SAIFI to Commission. Oncor will report its actual system-level SAIDI and SAIFI statistics to the Commission in its Quarterly Performance Reports and yearly Service Quality Reports filed pursuant to 16 Tex. Admin Code (“TAC”) §25.81.

34.	Transaction Costs. None of the transaction costs will be borne by Oncor’s customers, nor will Oncor seek to include transaction costs in rates. For purposes of this commitment, “Transaction Costs” are those incremental costs paid to advance or consummate the Proposed Transaction. Examples of Transaction Costs include, but are not limited to: BHE employee time and expenses; Oncor change of control payments; certain executive severance costs related to the transaction; and third party costs, including bank advisors, external legal advisors, rating agencies, and expert witnesses and consultants in each case paid to advance or consummate the Proposed Transaction. Transaction Costs do not include Oncor employee time.

35.	Transition Costs. No BHE employee time and expenses, third party costs, fees, expenses or costs of the transition (“Transition Costs”) will be borne by Oncor’s customers, nor will Oncor seek to include Transition Costs in rates. Transition Costs are those costs necessary to integrate the two companies for Day 1 Readiness, including the one-time transition costs being incurred whether directly or indirectly through affiliate charges to transition Oncor to ownership by BHE and to integrate Oncor’s operations and systems with those of BHE. Provided, however, that Transition Costs do not include Oncor employee time, costs to achieve savings or synergies or costs that reflect reasonable and necessary costs in providing service to the public. “Costs to achieve” reflect amounts incurred to realize operating enhancements, efficiency gains, or costs reduction initiatives.

36.

Workforce. For two years after closing, each current Oncor employee who is employed on the closing date will be provided; (a) a base salary or wage rate no less favorable than the base salary or wage rate provided to such employee immediately prior to the closing date; (b) aggregate incentive compensation opportunities that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date; and (c) employee benefits that are substantially comparable in the aggregate to those provided to such employee immediately prior to the closing date. Oncor will not implement any material involuntary workforce reductions (with respect to either field or corporate personnel) of Oncor employees.

37.	Collective Bargaining Agreements. With respect to any Oncor employee whose terms and conditions of employment are covered by a collective bargaining agreement, the terms and conditions of such employment will continue to be governed by the terms of the applicable collective bargaining agreement, as may be modified from time to time.

38.	Code of Conduct. Oncor will continue to conduct its activities in compliance with its existing code of conduct.

39.	Commission Jurisdiction. Oncor and Oncor Holdings will not own, operate, or construct capital assets outside of ERCOT without prior approval from the Commission or take any other action that would impair the Commission’s regulatory jurisdiction. Neither Oncor, Oncor Holdings, BHE nor their respective affiliates will take any action that would subject ERCOT assets to the jurisdiction of the Federal Energy Regulatory Commission (“FERC”); provided, however, that FERC continues to have jurisdiction under sections 210, 211, and 212 of the Federal Power Act (“FPA”) and may direct transmission and interconnection services over certain existing facilities outside of ERCOT; provided further that the existing reliability and critical infrastructure standards administered by the North American Electric Reliability Corporation (“NERC”), through delegation of authority from FERC, may affect the operations of assets that are deemed part of the bulk electric system.

40.	Texas Reliability Entity. Oncor will not seek to have another NERC Regional Entity other than the Texas Reliability Entity serve as the lead regional entity responsible for monitoring Oncor’s activities and ensuring compliance with NERC Reliability Standards.

41.	Goodwill. Any costs of goodwill of BHE or its affiliates (including the pre-existing goodwill recognized by Oncor) will not be included in rate base, cost of capital, or operating expenses in future Oncor ratemaking proceedings. Write-downs or write-offs of goodwill will not be included in the calculation of net income for dividend payment purposes.

42.	Pushdown Accounting. BHE will not elect to apply pushdown accounting for the merger, i.e., the merger will have no impact on Oncor’s assets being acquired; and any incremental goodwill will not be allocated to, or recognized within, Oncor’s balance sheet.

43.	Tangible and Quantifiable Benefits. At a minimum, Oncor will provide the following tangible and quantifiable benefits associated with the merger. Oncor will provide monthly bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved until: final rates are set in the next Oncor base rate case after the Oncor base rate case currently filed. Savings will not be included in credits if already realized in rates. Interest Rate Savings refers to the improvement in Oncor’s borrowing costs post-close relative to those costs as of June 30, 2017 due to improvement in credit ratings and/or improvement in market spreads. Until final rates are set in the next Oncor base rate case after the Oncor base rate case that is currently filed, Oncor will file a report with the Commission every six months detailing any interest rate savings determined by the amount of debt issued by Oncor by at least 0.15% (amounts above 0.15% being based on actual interest rate savings by Oncor) and demonstrating a calculation of the credit. BHE and Oncor agree to work in good faith with interested parties to determine an acceptable method for implementation of any bill credit to effectuate this commitment, as approved by the Commission. At a minimum, Oncor shall provide retail electric providers 45-day notice of the amount of any customer credits (e.g., for each customer class, the amount per kwh or per-customer credit that would apply) prior to the effective date of the credits and shall implement updated bill credits simultaneously with other changes in Oncor’s rates. In addition, one year after closing, Oncor will present a merger synergy savings analysis to the Commission and provide monthly bill credits to electric rates for inclusion in customer bills in an amount equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding, in which any total synergy savings shall be reflected in Oncor’s rates.

44.	LLC Agreements. The Oncor Holdings and Oncor LLC Agreements shall be amended to the extent necessary to effect all of the commitments herein.

Exhibit H

Private Letter Ruling and Tax Opinions

The following are the required Supplemental Rulings

(a)	A ruling or rulings reasonably acceptable to Parent and the Company, after accounting for the rulings in the Private Letter Ruling, to the effect that the Mergers will not cause a failure of any applicable continuity of interest requirement under Section 355 with respect to the Reorganized TCEH Spin-Off.

(b)	A ruling or rulings reasonably acceptable to Parent and the Company, after accounting for the rulings in the Private Letter Ruling, to the effect that the Mergers will not cause Section 355(d) to apply to the Reorganized TCEH Spin-Off.

The following are “Fundamental Opinions”:

(a)	The following opinions of nationally recognized tax counsel or a Big Four accounting firm, who shall be permitted to rely upon reasonable representations, including a representation that the Debtors and Reorganized TCEH have no plan or intention at the time of the Mergers to take, and have not taken, any action that is inconsistent with the Spin-Off Intended Tax Treatment, at a “should” level:

(i)	Taking into account the Mergers, the Contribution, Reorganized TCEH Conversion, and Distribution should meet the requirements of Sections 368(a)(1)(G), 355, and 356 of the Internal Revenue Code.

(ii)	EFH should not recognize gain for U.S. federal income tax purposes as a result of the Contribution or the Reorganized TCEH Conversion other than gain recognized pursuant to the transfer of assets to the TCEH Preferred Stock Entity and the TCEH Preferred Stock Sale.

(iii)	EFH should recognize no gain or loss for U.S. federal income tax purposes upon the Distribution.

(b)	The following opinion of nationally recognized tax counsel or a Big Four accounting firm (who shall be permitted to rely upon reasonable representations, including a representation that the Debtors and Reorganized TCEH have no plan or intention at the time of the Mergers to take, and have not taken, any action that is inconsistent with the Spin-Off Intended Tax Treatment), at a “will” level that Section 355(g) will not apply to the Reorganized TCEH Spin-Off.